   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1998
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                           --------------------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             INVITROGEN CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2836                  33-0373077
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                        No.)

                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------

                                 JAMES R. GLYNN
                            CHIEF FINANCIAL OFFICER
                             INVITROGEN CORPORATION
                              1600 FARADAY AVENUE
                           CARLSBAD, CALIFORNIA 92008
                                 (760) 603-7200

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

           DOUGLAS J. REIN                           MICHAEL W. HALL
           PAUL E. HURDLOW                        EDMUND S. RUFFIN, JR.
   Gray Cary Ware & Freidenrich LLP                 Venture Law Group
   4365 Executive Drive, Suite 1600                2800 Sand Hill Road
         San Diego, CA 92121                       Menlo Park, CA 94025
            (619) 677-1400                            (650) 854-4488

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                PROPOSED MAXIMUM     PROPOSED MAXIMUM
         TITLE OF EACH CLASS OF                AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
      SECURITIES TO BE REGISTERED            BE REGISTERED        PER SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE
Common Stock, $0.01 par value...........   3,450,000 Shares          $15.00             $51,750,000            $14,387

(1) Estimated solely for the purposes of computing the registration fee in accordance with Rule 457(o).
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SUBJECT TO COMPLETION--JANUARY  , 1999
WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAWS TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PROSPECTUS

           , 1999

                          [LOGO]-Registered Trademark-

                 ---------------------------------------------

                        3,000,000 SHARES OF COMMON STOCK

     ----------------------------------------------------------------------

    THE COMPANY:

    - We develop, manufacture and sell research kits and provide services designed to facilitate molecular biology research.

    - Invitrogen
      1600 Faraday Avenue
      Carlsbad, California 92008
      (760) 603-7200
      www.invitrogen.com

    PROPOSED NASDAQ NATIONAL MARKET
      SYMBOL: IVGN

    THE OFFERING:

    - The Company is offering 3,000,000 shares.

    - The underwriters have an option to purchase an additional 450,000 shares from the Company to cover over-allotments.

    - This is our initial public offering and no public market currently exists for our shares.

    - We plan to use the proceeds from this offering to redeem outstanding preferred stock and common stock of a subsidiary, develop and manufacture products and services and acquire products, technologies or companies.

    - Closing:         , 1999

------------------------------------------------------------------------------------
                                               PER SHARE               TOTAL
------------------------------------------------------------------------------------
Public offering price:                    $                     $
Underwriting fees:
Proceeds to Company:
------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

--------------------------------------------------------------------------------

Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE

              NATIONSBANC MONTGOMERY SECURITIES LLC

                                                         WARBURG DILLON READ LLC

            DESCRIPTION OF PICTURES APPEARING ON INSIDE COVER PAGE:

    Large arrow pointing upward and tilted right containing four text boxes describing product categories, which read (1) Gene Analysis. Molecular Interaction Systems, GeneStorm-TM- Clones, Hybrid Hunter-TM- Systems. 18 products. (2) Gene Expression. Bacterial, Fungal, Insect & Mammalian Expression, Expression Vectors, MaxBac-Registered Trademark- Baculovirus System, Ecdysone-Inducible Expression. 76 products. (3) Gene Cloning. cDNA & PCR Cloning Systems, TA Cloning-Registered Trademark-, TOPO-TM- TA
Cloning-Registered Trademark-, Zero Blunt-TM- PCR Cloning. 23 Products. Gene Identification. mRNA Isolation & cDNA Synthesis Systems. FastTrack, Micro-Fast Track-TM-, Discovery Line-TM-. 13 Products. Below the four text boxes is a bulleted list of Market Drivers.

    - Increased Government Funding

    - Genome Sequencing Projects

    - High-Throughput Technology

    - Accelerated Investment in Commercial Research

    Adjacent to the arrow is an open TOPO-TM- TA Cloning-Registered Trademark-kit.

                               TABLE OF CONTENTS

                                                    PAGE
Prospectus Summary.............................           3
Risk Factors...................................           6
Use of Proceeds................................          16
Dividend Policy................................          16
Capitalization.................................          17
Dilution.......................................          18
Selected Financial Data........................          19
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          20
Business.......................................          27

                                                    PAGE
Management.....................................          46
Certain Transactions...........................          54
Principal Stockholders.........................          55
Description of Capital Stock...................          57
Shares Eligible for Future Sale................          59
Underwriting...................................          61
Legal Matters..................................          62
Experts........................................          62
Additional Information.........................          63
Index to Financial Statements..................         F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY IS QUALIFIED BY MORE DETAILED INFORMATION APPEARING IN OTHER SECTIONS OF THIS PROSPECTUS. THE OTHER INFORMATION IS IMPORTANT, SO PLEASE READ THIS ENTIRE PROSPECTUS CAREFULLY. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS PROSPECTUS (i) GIVES EFFECT TO THE CONVERSION OF ALL OUTSTANDING SHARES OF THE COMPANY'S CONVERTIBLE REDEEMABLE PREFERRED STOCK INTO 2,202,942 SHARES OF COMMON STOCK AND 2,202,942 SHARES OF REDEEMABLE PREFERRED STOCK UPON THE CLOSING OF THIS OFFERING, (ii) GIVES EFFECT TO THE REDEMPTION PROMPTLY FOLLOWING COMPLETION OF THE OFFERING OF ALL OUTSTANDING SHARES OF REDEEMABLE PREFERRED STOCK BY THE COMPANY FOR AN ESTIMATED $12.8 MILLION AND THE PAYMENT OF AN ESTIMATED $1.4 MILLION OF ACCRUED DIVIDENDS ON THE CONVERTIBLE PREFERRED STOCK, (iii) GIVES EFFECT TO THE FILING OF AN AMENDED AND RESTATED CERTIFICATE OF INCORPORATION UPON THE CLOSING OF THIS OFFERING AND (iv) ASSUMES THE OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                             INVITROGEN CORPORATION

    Invitrogen develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. Our research kits simplify and improve gene cloning, gene expression and gene analysis techniques as well as other molecular biology activities that underlie functional genomics and gene-based drug discovery. Our kits allow researchers to perform experiments more accurately, efficiently and with greater reproducibility compared to traditional research methods. Our kits have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In order to commercialize our recently developed high-throughput gene cloning and expression technology, we established Invitrogenomics in 1998. We are utilizing this technology to generate additional license, service and product opportunities for the Company. Our leading position in gene cloning and expression has led to significant historical revenue and net income growth. From 1994 through 1997, we have experienced compound annual growth in revenue and net income of 29% and 63%, respectively.

    In 1997, according to independent market studies, researchers spent over $1.2 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the molecular biology product supply market. According to independent market studies, sales of gene cloning and expression kits are expected to grow approximately 21% in 1999, compared to approximately 11% growth in 1999 for the overall molecular biology product and supply market. We believe the gene cloning, expression and analysis kit market will continue to expand due to several factors, including:

- Increasing levels of government funding for genomics and molecular biology research

- Increasing availability of new genomics data from the Human Genome Project and other genome sequencing projects

- Proliferation of high-throughput molecular biology research techniques

- Accelerated investment in commercial research activities

    We offer over 250 kits that researchers use to conduct key molecular biology research activities. We design research kits that address the limitations and complexities of traditional molecular biology techniques. Our kits make these techniques easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to standard cloning methods, our TOPO TA Cloning technology reduces the time required for a key step in the gene cloning process from 12 hours to five minutes, reduces total experiment completion time from three to five days to one day and increases the cloning success rate from 50-60% to over 90%. We estimate that researchers who used our TOPO TA Cloning Kits saved over 2.5 million hours compared to standard cloning methods.

    We believe we have assembled one of the broadest portfolios of gene cloning and gene expression-related intellectual property in our industry. To date, we have obtained 80 licenses, which provide us with access to over 200 patents covering gene cloning, expression and analysis materials and techniques. In addition, we have over 15 issued and pending patents that originated at Invitrogen. We believe our intellectual property portfolio has established us as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning and expression-related discoveries. We believe our leadership position derives from our ability to rapidly enhance the value of the technologies we license by combining them with our existing products and licensed technologies.

    We recently established Invitrogenomics to commercialize our high-throughput gene cloning and expression technology developed by scaling up our TOPO TA Cloning technology. We are using this new technology to rapidly clone and patent full-length expression-tested genes, which we will then license or sell. In addition, we will use this technology to provide gene cloning and expression services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and costs associated with identifying and validating new drug targets and developing novel therapeutics. To date, we have assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins.

                                  THE OFFERING

Common stock offered...............................  3,000,000 shares

Common stock to be outstanding after the
  offering.........................................  12,613,960 shares(1)

Use of proceeds....................................  Redemption of the Redeemable Preferred
                                                     Stock, $.01 par value (the "Redeemable
                                                     Preferred Stock") issuable upon
                                                     conversion of the outstanding Series A
                                                     Convertible Redeemable Preferred Stock,
                                                     $.01 par value (the "Convertible
                                                     Preferred Stock"), payment of accrued
                                                     dividends on the Convertible Preferred
                                                     Stock, redemption of redeemable common
                                                     stock of a subsidiary of the Company
                                                     (the "Redeemable Subsidiary Common
                                                     Stock"), the continued development and
                                                     manufacture of existing Invitrogen
                                                     products and services, research and
                                                     development of additional products and
                                                     services, and working capital and other
                                                     general corporate purposes, including
                                                     potential acquisition of products,
                                                     technology or companies. See "Use of
                                                     Proceeds."

Proposed Nasdaq National Market symbol.............  IVGN

------------------------------

(1) Based on 7,411,018 shares of Common Stock outstanding as of November 30, 1998. Assumes the conversion of the Convertible Preferred Stock into 2,202,942 shares of Common Stock and 2,202,942 shares of Redeemable Preferred Stock, and the redemption of such Redeemable Preferred Stock upon the closing of this offering. Excludes (i) 3,192,652 shares of Common Stock issuable upon the exercise of outstanding options at November 30, 1998 at a weighted average exercise price of $4.12 per share, 1,568,193 of which were exercisable as of that date; and (ii) 1,127,385 shares of Common Stock reserved for future grant under the Company's stock option plans. See "Capitalization", "Management--Stock Option Plans" and Note 16 to Consolidated Financial Statements.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                        NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                     -------------------------------  ----------------------
                                                       1995       1996       1997        1997        1998
                                                     (IN THOUSANDS, EXCEPT PER SHARE  (UNAUDITED)
                                                                  DATA)
STATEMENT OF OPERATIONS DATA:
Revenues...........................................  $  14,342  $  19,121  $  24,965   $  18,263   $  22,968
Cost of revenues...................................      4,743      5,818      7,989       5,657       6,346
                                                     ---------  ---------  ---------  -----------  ---------
Gross margin.......................................      9,599     13,303     16,976      12,606      16,622

Operating expenses:
  Sales and marketing..............................      3,646      4,236      4,959       3,800       5,212
  General and administrative.......................      2,542      3,880      3,763       2,620       2,879
  Research and development.........................      2,043      2,659      4,416       3,058       5,320
                                                     ---------  ---------  ---------  -----------  ---------
Total operating expenses...........................      8,231     10,775     13,138       9,478      13,411

Income from operations.............................      1,368      2,528      3,838       3,128       3,211
Net income.........................................  $   1,156  $   1,744  $   2,633   $   1,995   $   2,338
                                                     ---------  ---------  ---------  -----------  ---------
Earnings per share(1):
  Basic............................................  $    0.10  $    0.19  $    0.25   $    0.20   $    0.20
                                                     ---------  ---------  ---------  -----------  ---------
  Diluted..........................................  $    0.10  $    0.16  $    0.21   $    0.16   $    0.17
                                                     ---------  ---------  ---------  -----------  ---------
Weighted average shares used in per share
  calculation:
  Basic............................................      9,602      8,356      7,837       7,974       7,426
  Diluted..........................................      9,602     10,080      9,509       9,815       8,830

                                                                                  AS OF SEPTEMBER 30, 1998
                                                                           ---------------------------------------
                                                                            ACTUAL    PRO FORMA(2)  AS ADJUSTED(3)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments........................  $   5,868   $     5,868    $     32,768
Total assets.............................................................     20,851        20,851          47,751
Long-term capital leases.................................................         96            96              96
Redeemable Subsidiary Common Stock(4)....................................      1,541         1,541           1,541
Redeemable Preferred Stock...............................................         --        14,200              --
Convertible Preferred Stock..............................................     15,916            --              --
Total stockholders' equity...............................................      (355)         1,361          42,461

------------------------------

(1) For an explanation of the calculations of earnings per share, see Note 14 to Consolidated Financial Statements.

(2) Pro forma amounts as of September 30, 1998, as adjusted for the conversion of the Redeemable Convertible Preferred Stock into Common Stock and Redeemable Preferred Stock.

(3) As adjusted to reflect the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds."

(4) See Note 11 to Consolidated Financial Statements for a description of the Redeemable Subsidiary Common Stock.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CAREFULLY CONSIDER THESE RISK FACTORS, TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS, BEFORE YOU DECIDE WHETHER TO PURCHASE SHARES OF OUR COMMON STOCK.

    SOME OF THE INFORMATION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE," AND "CONTINUE" OR SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY: (1) DISCUSS OUR FUTURE EXPECTATIONS; (2) CONTAIN PROJECTIONS OF OUR FUTURE RESULTS OF OPERATIONS OR OF OUR FINANCIAL CONDITION; OR (3) STATE OTHER "FORWARD-LOOKING" INFORMATION. WE BELIEVE IT IS IMPORTANT TO COMMUNICATE OUR EXPECTATIONS TO OUR INVESTORS. HOWEVER, THERE MAY BE EVENTS IN THE FUTURE THAT WE ARE NOT ABLE TO PREDICT ACCURATELY OR OVER WHICH WE HAVE NO CONTROL. THE RISK FACTORS LISTED IN THIS SECTION, AS WELL AS ANY CAUTIONARY LANGUAGE IN THIS PROSPECTUS, PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS WE DESCRIBE IN OUR FORWARD-LOOKING STATEMENTS. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THE OCCURRENCE OF THE EVENTS DESCRIBED IN THESE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION.

EXPANSION OF OPERATIONS AND MANAGEMENT OF GROWTH

    Our business has grown rapidly. Our net revenues increased from $14.3 million in 1995 to $25.0 million in 1997 and net revenues were $23.0 million for the nine months ended September 30, 1998. During that same period we have significantly expanded our operations in the United States and in the Netherlands, headquarters for our European operations. Our number of employees has increased from approximately 100 at December 31, 1995 to approximately 225 as of November 30, 1998.

    It is very difficult to manage this rapid growth, and our future success depends on our ability to implement:

- Research and product development

- Sales and marketing programs

- Customer support programs

- Operational and financial control systems

- Recruiting and training new personnel

    Our ability to successfully offer products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand and train our work force worldwide. We are in the process of implementing a new, enterprise-wide financial and manufacturing information system. We expect to begin using our new system sometime in the first half of 1999. If we fail to successfully complete implementation of our new system we could experience manufacturing and shipping delays which, in turn, could cause increased manufacturing costs and deferred or lost sales.

    Our future business growth depends in part on the success of Invitrogenomics. In order to succeed in this business we may need to hire additional senior managers. Moreover, operation of Invitrogenomics may present unfamiliar management challenges that we might not successfully address. We may not be able to locate or hire the necessary managers or successfully address the potentially unfamiliar management issues that may occur in the Invitrogenomics or other areas of our business.

VARIABILITY OF QUARTERLY OPERATING RESULTS

    Our revenues and results of operations may fluctuate from quarter to quarter and are difficult to predict. If either our revenues or results of operations fall below the expectations of investors or securities analysts, the price of our common stock could fall dramatically. The timing and degree of fluctuation depends on many factors including those listed below:

- Our revenues depend in part on the levels of our customers' research activities, the timing of their research and commercialization efforts and their receipt of government research grants, which are difficult to project

- We expect our competitors to introduce new products, which could affect the demand for our products

- The markets for many of our products are relatively new, and it is difficult for us to reliably assess overall current or long-term customer demand

- Demand for our new products may not be as strong as we expect

- We could experience volatility in product sales or new product introductions due, for instance, to air carrier strikes, quality control issues or manufacturing errors

- In connection with future introduction of new products, we may have to establish or increase reserves or record changes for inventory obsolescence as a result of unsold inventory

- We could experience delays in new product introductions

- We could have higher than expected research and development expenses or marketing and sales expenses

- Economic conditions generally as well as those specific to molecular biology and related industries may affect our revenues

- The mix of products we sell through direct sales channels and third party distributors may vary

- Sales are occasionally lost or deferred when we have difficulty obtaining raw materials for our products

    The majority of our operating expenses are relatively fixed and could not be adjusted significantly in the short term to compensate for an unanticipated decline in demand. In particular, due to the costs and difficulties associated with recruiting and hiring the highly trained scientists that comprise a significant portion of our employees, we would probably not address a short-term reduction in demand by significantly reducing personnel expenses. Since our expenses are largely of a fixed nature, variations in the timing of revenues can cause significant variations in operating results from quarter to quarter.

    We believe our operating results are subject to seasonal fluctuations, primarily because a significant portion of our customers are academic institutions which reduce their purchasing activity in the months of August and December.

    As a result of these factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily indicative of future results. You should not rely on our historical quarterly results to predict our future performance.

DEPENDENCE ON RESEARCH AND DEVELOPMENT BUDGETS AND GOVERNMENT RESEARCH FUNDING

    Our customers include researchers at pharmaceutical and biotechnology companies, academic institutions and government and private laboratories. Fluctuations in the research and development budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, spending priorities and institutional budgetary policies. Our business could be seriously damaged by any significant decrease in life sciences research and development expenditures by pharmaceutical and biotechnology companies, academic institutions or government and private laboratories.

    A significant portion of our sales have been to researchers, universities, government laboratories and private foundations whose funding is dependent upon grants from government agencies such as the U.S. National Institutes of Health ("NIH") and similar domestic and international agencies. Also, a portion of our direct revenues comes from NIH Small Business Innovation Research grant funds. Although the level of research funding has increased during the past several years, we cannot assure you that this trend will continue. Government funding of research and development is subject to the political process, which is inherently fluid and unpredictable. Also, government proposals aiming to reduce or eliminate budgetary deficits have sometimes included reduced allocations to the NIH and other government agencies that fund research and development activities. A reduction in government funding for the NIH or other government research agencies could seriously damage our business.

    Our customers generally receive funds from approved grants at particular times of the year, as determined by the federal government. Grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions without advance notice. The timing of the receipt of grant funds affects the timing of purchase decisions by our customers and, as a result, can cause fluctuations in our operating results.

DEPENDENCE ON LICENSING

    Many of our products are manufactured or sold pursuant to license agreements under which we pay royalties to the licensor based upon a percentage of the sales of products containing the licensed materials or technology. Although we have increasingly emphasized our own research and development in recent periods, we believe our ability to in-license new technologies from third parties is and will continue to be critical to our ability to offer new products. Our ability to compete as an innovator in the development of molecular biology research products and services depends in part on our ability to convince inventors that we can successfully commercialize their new technologies. Our significant licenses include:

    TA CLONING. We co-own the patents on this cloning method with Molecular Biology Resources, formerly Molecular Chimerics Corporation ("MBR") of Milwaukee, Wisconsin. Ordinarily, patent owners in the United States may freely exploit jointly-owned technologies independently of one another, without any payments or accounting to the other. We have obtained from MBR the exclusive rights to the technology anywhere in the world for cloning purposes in exchange for an initial licensing fee and certain royalty payments based on sales of vectors and kits which facilitate use of this cloning method.

    TOPO CLONING. This patented technology significantly accelerates gene cloning and is an enhancement to our TA Cloning products, among others. It was invented by Dr. Stewart Shuman working at the Sloan-Kettering Institute for Cancer Research ("SKI"), which owns the patents. In 1997 we obtained exclusive worldwide rights to commercialize this technology for all purposes. We paid certain initial fees to SKI, and continue to pay royalties on sales of products designed to use this enhanced cloning method. These royalties depend in part on the type of product sold and the level of annual sales. We have also committed to minimum yearly royalty payments to SKI. Sublicenses may be granted to third parties with a certain portion of the income payable to SKI. Additionally, we have reimbursed SKI for certain costs of patent prosecution, and have agreed to pay for future patent prosecution in exchange for the right to prepare and control the ongoing patent applications.

    ZEOCIN AND ZEOCIN RESISTANCE. In 1994, we obtained from CAYLA of Toulouse, France, exclusive worldwide rights to use a patented gene which confers resistance to certain antibiotics including Zeocin. We paid an up front fee to CAYLA, and pay royalties on sales of kits and vectors containing this gene.

We also made certain minimum royalty commitments to CAYLA, which grow at a fixed rate from year to year, in exchange for the exclusive rights. In addition, we purchase the Zeocin antibiotic from CAYLA at a price to be set each year, and have agreed that our purchases will also grow, in order to obtain most-favored pricing terms.

    ZERO BACKGROUND. We licensed the CCDB or Zero Background gene, used for selection of successful clones, from the Universite Libre de Bruxelles in 1995. This license grants us exclusive rights to use this patented "lethal gene" technology for commercial purposes in all fields worldwide. We paid an initial license fee and reimbursed certain patent costs of the University and pay a royalty on sales of products containing the lethal gene. In order to maintain the exclusive rights, we pay certain minimum royalties each year. We are also responsible for reimbursing the University's patent prosecution costs for this technology, up to a fixed cap.

    Taq AND PCR. Probably the most pervasive and essential tool in molecular biology today, the Polymerase Chain Reaction (PCR) enables researchers to target and amplify, or copy in large numbers, certain portions of DNA. This technique, and certain aspects of TAQ polymerase, which is an essential reagent in PCR, are patented and now owned by F. Hoffmann-La Roche, Ltd. of Basel, Switzerland. We recently obtained a non-exclusive license to use TAQ polymerase and PCR in our research efforts as well as the rights to make and sell TAQ to the research community. We paid an initial license fee for these rights and also pay royalties which are calculated using both sales of products and use or sale of TAQ. We granted F. Hoffmann-La Roche the right to negotiate for a license to make and sell any competing enzyme we may develop in the future. Prior to obtaining this license, we purchased TAQ from authorized sources in order to have the rights to use PCR for our research.

    In addition to these licenses, we maintain a portfolio of exclusive, co-exclusive and non-exclusive rights to make, use and/or sell many of the various technologies underlying our products and services. Depending upon factors including the scope of rights granted, the usefulness and commercial potential of the technology and whether the rights are exclusive, we provide various financial and other consideration to the patent holder or the holder of senior license rights. Typically, our other licenses include an initial license fee and continuing royalties. Some licenses also include payments at certain milestones, E.G., at the first commercial sale of a product. Many licenses, especially exclusive licenses, call for certain minimum royalty payments each year. A license will often contain certain other undertakings by us, such as a commitment to diligently pursue development and marketing of commercial products utilizing the licensed technology.

    We cannot assure you that we will be able to continue to identify successfully new technologies developed by others. Even if we are able to identify new technologies of interest, we may not be able to negotiate a license on favorable terms, or at all. Some of our licenses do not run for the length of the patent. We may not be able to renew our existing licenses on favorable terms, or at all. If we lose the rights to patented technology, we may need to redesign our products or we may lose a competitive advantage. Potential competitors could in-license technologies that we fail to license and potentially erode our market share for certain products.

    Our licenses typically subject us to various commercialization, sublicensing and other obligations. If we fail to comply with these requirements we could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, we could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of our control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. We typically do not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

DEPENDENCE ON NEW PRODUCTS; RAPID TECHNOLOGICAL CHANGE

    The markets for our products and services are characterized by rapid technological change and frequent new product introductions. Many of these markets are new and rapidly changing. Our research kit products, for example, could have a short product life cycle. Our future success will depend in part on our timely development and introduction of new products that address evolving market requirements. We believe successful new product introductions provide a significant competitive advantage because customers make an investment of time in selecting and learning to use a new product, and are reluctant to switch thereafter. To the extent we fail to introduce new and innovative products we will probably lose market share to our competitors, which will be difficult or impossible to regain.

    We have made a substantial investment in Invitrogenomics. Invitrogenomics has both a products and a services component. The products portion of Invitrogenomics was launched commercially in 1998, and has not achieved significant revenues. We expect to launch the services portion of the business in the near future. We cannot be sure that Invitrogenomics will achieve any commercial success or that revenues will equal or exceed the cost of our investment.

    In the past we have experienced, and we are likely to experience in the future, delays in the development and introduction of products. We cannot assure you that we will keep pace with the rapid rate of change in life sciences research, or that our new products will adequately meet the requirements of the marketplace or achieve market acceptance. Factors affecting the market acceptance of our new products include:

- Citation of the product in published research

- The timing of introduction of the product relative to competitive products

- General trends in life sciences research

    An inability, for technological or other reasons, to successfully develop and introduce new products could reduce our growth rates or damage the business.

DEPENDENCE ON KEY PERSONNEL

    Our future success depends to a significant extent on the skills, experience and efforts of our executive officers and key members of our scientific staff. The loss of any or all of these individuals could damage our business.

    In addition, our products and services are highly technical in nature. In general only highly qualified and trained scientists have the necessary skills to develop and market our products and provide our services. Our future success depends significantly on our ability to attract, motivate and retain a significant number of molecular biologists and other scientists, who are in short supply. We face intense competition for these professionals from our competitors and our customers, marketing partners and companies throughout our industry. Any failure on our part to hire, train and retain a sufficient number of qualified professionals would seriously damage our business. We do not generally enter into employment agreements requiring these employees to continue in our employment for any period of time. See "Management."

HIGHLY COMPETITIVE MARKET

    The markets for our products are very competitive, and we expect the intensity of competition to increase. Currently, we compete primarily with other life sciences research products suppliers. Many of these competitors have greater financial, operational, sales and marketing resources, and more experience in research and development than we do. These and other companies may have developed or could in the future develop new technologies that compete with our products or even render our products obsolete.

    Competitors offer a broad range of equipment, laboratory supplies and other products, including research products that compete with ours. We believe that customers in our markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, it may be difficult to generate sales to customers who have purchased products from competitors. Further, we believe that there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, we believe that to compete effectively, we will need to consistently be first to market with important new research products and services. To the extent we are unable to be the first to develop and supply new products, our competitive position will suffer.

    Certain of our academic and commercial customers have developed purchasing initiatives to reduce the number of vendors they purchase from in order to lower their supply costs. In some cases these accounts have established agreements with large distributors, which include discounts and the distributors' direct involvement with the purchasing process. These activities may limit our sales or profit margins to these customers. For more information, see "Business--Competition."

INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY FLUCTUATIONS

    Our products are currently marketed in over 30 countries throughout the world. Our international revenues, which include revenues from our Netherlands subsidiary and export sales, represented 35% of product revenues for the nine months ended September 30, 1998, 35% of our product revenues in 1997, 33% in 1996, and 30% in 1995. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future, in part because we intend to expand our international operations.

    A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations among the U.S. dollar and the currencies in which we do business have caused and will continue to cause foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage in foreign exchange hedging transactions to manage our foreign currency exposure, but we can not assure you that our strategies will adequately protect our operating results from the effects of exchange rate fluctuations. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Hedging and Foreign Currency Translation."

    There are a number of other risks arising from our international business, including:

- Uncertain effects of the movement in Europe to a unified currency

- Slower growth in the European market before the unified currency is adopted

- General economic conditions in the markets in which we operate

- Potential increased costs associated with overlapping tax structures

- Unexpected changes in regulatory requirements

- The difficulties of compliance with a wide variety of foreign laws and regulations

- Longer accounts receivable cycles in certain foreign countries

- Import and export licensing requirements

- Potential trade restrictions and exchange controls

- Changes in tariff and freight rates

- More limited protection for intellectual property rights in some countries

- Difficulties and costs associated with staffing and managing foreign operations

- Political and economic instability

    The Asia/Pacific region has experienced unstable economic conditions and significant devaluation in its currencies during the last six months of 1997 and throughout 1998. The economic situation in the region may result in slower payments of outstanding receivable balances. To date this region has not represented a significant portion of our revenues. However, to the extent the Asia/Pacific region becomes increasingly important, or the extent the factors affecting the region begin to affect other geographic locations, our business could be damaged.

PATENTS AND PROPRIETARY TECHNOLOGIES

    Our success depends to a significant degree upon our ability to develop proprietary products and technologies. It is critically important to our success that we adequately protect the intellectual property associated with these products and technologies. We currently own two issued patents in the United States, one of which is co-owned by a third party, four issued patents in other countries, and own or control 15 pending patent applications. We intend to continue to file patent applications as we develop new products and technologies. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing the scope of patent coverage and the periods of enforceability of patent protection continue to evolve, particularly in the areas of molecular biology of interest to us.

    Patent applications in the United States are maintained in secrecy until patents issue. Also, publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by at least several months. As a result, we cannot assure you that patents will issue from any of our patent applications or from applications licensed to us. We also cannot assure you that the scope of any of our issued patents will be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. Our intellectual property positions involve complex legal factual questions and may be uncertain.

    We rely in part on trade secret protection of our intellectual property. We attempt to protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they were, there may not be an adequate remedy available to us. Also, our trade secrets might become known to a third party through means other than by breach of our confidentiality agreements, or they could be independently developed by our competitors.

RISK OF INTELLECTUAL PROPERTY LITIGATION

    Litigation regarding patents and other intellectual property rights is extensive in the biotechnology industry. We are aware that patents have been applied for and in some cases issued to others claiming technologies which are closely related to ours. We periodically receive requests for confirmation that our technologies do not infringe others' patent rights. We attempt to follow developments in our fields, and we do not believe that our technologies or products infringe upon the intellectual property rights of third parties. Nevertheless, our activities have been and could be challenged by third parties. If challenged, we may not prevail. In addition, the intellectual property rights of others could require us to alter our products and processes, pay license fees or cease certain activities. Although we might under these circumstances attempt to obtain a license to such intellectual property, we may not be able to do so on favorable terms, or at all.

    We use a large number of technologies and inventions in a wide variety of products. As a result, and in part due to the ambiguities and evolving nature of intellectual property law, we periodically receive notices of potential infringement of patents held by others. Although we have to date successfully resolved these types of claims, we may not be able to do so in the future. In the event of an intellectual property dispute we may be forced to litigate. Such litigation could involve proceedings declared by the U.S. Patent and Trademark Office or the International Trade Commission, as well as affected third parties. Intellectual property litigation can be extremely expensive, and such expense, as well as the consequences should we not prevail, could seriously harm our business. Among the potential consequences, we may be forced to discontinue an important product or product line.

COLLABORATIVE COMMERCIAL RELATIONSHIPS

    Our long-term business strategy includes entering into strategic alliances or marketing and distribution arrangements with corporate partners. These relationships could relate to the development, commercialization, marketing and distribution of certain existing products as well as potential new products. We cannot assure you that we will successfully establish any of these collaborative relationships, or that if established they will be scientifically or commercially successful. There is also a risk that our collaborative partners will pursue or develop competing products or technologies on their own or in collaboration with our competitors.

NO PRIOR PUBLIC MARKET; POSSIBLE STOCK PRICE VOLATILITY

    There has been no public market for our common stock prior to this offering. We and the underwriters of the offering will determine the initial public offering price by negotiations, and this price may not be the price at which the common stock will subsequently trade. See "Underwriting" for a discussion of factors that could influence the initial public offering price. Although the common stock will be quoted on the Nasdaq National Market, an active trading market may not develop or be sustained after this offering. The market price of our common stock may fluctuate substantially due to a variety of factors, including:

- Quarterly fluctuations in our operating results

- Technological innovations or new product introductions by us or our competitors

- Litigation

- Disputes concerning patents or proprietary rights

- Changes in earnings estimates by market research analysts

- Changes in accounting principles

- Sales of common stock by existing holders

- Loss of key personnel

- Economic conditions

    In addition, the stock market is subject to other factors outside our control that can cause extreme price and volume fluctuations. Securities class action litigation has often been brought against companies, including many biotechnology companies, which then experience volatility in the market price of their securities. Litigation brought against us could result in substantial costs and a diversion of management's attention and resources, which could seriously damage our business.

FUTURE SALES OF SHARES

    The market price of our common stock could drop as a result of sales of a large number of shares in the market after this offering or in response to the perception that such sales could occur. All of the 3,000,000 shares sold in this offering will be freely tradable, while the 9,613,960 other shares outstanding after this offering will be "restricted securities" as defined in Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"). Approximately 9,539,500 of these restricted securities will be subject to 180-day lock-up agreements. After expiration of the lock-up period, all of such shares will be eligible for immediate sale, in certain instances subject to the volume limitations of

Rule 144. Donaldson Lufkin & Jenrette can release shares from one or more of the lock-up agreements without our approval. In addition, holders of 2,202,942 shares have the right to request that we register those shares for sale in the public market. See "Shares Eligible for Future Sale."

DILUTION

    Our common stock has in the past been sold at prices substantially less than you will pay. You will therefore suffer immediate dilution of $11.70 per share in pro forma net tangible book value. The exercise of outstanding options may result in further dilution.

YEAR 2000 ISSUES

    Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change.

    We believe our manufacturing, financial and accounting systems are year 2000 compliant, meaning that they are capable of distinguishing 21st century dates from 20th century dates. We intend to replace our existing computer system with a new system which is year 2000 compliant, with implementation of the new system expected to be completed by the first half of 1999. We are in the process of testing our other internal systems, including embedded control systems in our manufacturing and storage equipment. We currently believe these systems are year 2000 compliant. We have made inquiries of our suppliers to attempt to assess their readiness for the year 2000. The failure of systems maintained by our customers, distributors, and suppliers could reduce our revenues, cause us to incur significant expenses to remedy any problems, or otherwise seriously damage our business.

    To date we have spent immaterial amounts to comply with accounting and statutory requirements regarding the year 2000. We believe that we will incur minimal additional costs for year 2000 issues in the foreseeable future. If we discover year 2000 errors or defects in our internal systems, we could incur substantial costs in making repairs. Year 2000 problems could seriously damage our business.

CONTROL BY EXISTING STOCKHOLDERS

    After this offering, our executive officers and directors collectively will beneficially own approximately 72% of the outstanding common stock (69.5% if the Underwriter's overallotment option is exercised in full). They will therefore continue to control Invitrogen and, if they act together, could elect all of the directors, appoint management and control all matters submitted to our stockholders for a vote, including matters related to a change of control of the Company. Such a concentration of ownership may have the effect of delaying or preventing transactions resulting in a change of control of the Company, including transactions where stockholders might otherwise receive a premium for their shares over current market prices. See "Principal Stockholders."

HAZARDOUS MATERIALS

    Portions of our operations require the controlled use of hazardous and radioactive materials. Although we believe our safety procedures comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be liable for any damages that result, which could seriously damage our business. Additionally, an accident could damage our research and manufacturing facilities and operations.

POTENTIAL PRODUCT LIABILITY EXPOSURE

    We face a potential risk of liability claims based on our products or services. We carry product liability insurance coverage which is limited in scope and amount but which we believe to be adequate. We cannot assure you, however, that we will be able to maintain this insurance at reasonable cost and on reasonable terms. We also cannot assure you that this insurance will be adequate to protect us against a product liability claim, should one arise.

ANTI-TAKEOVER PROVISIONS

    Certain provisions of our certificate of incorporation and Delaware law could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of the Company. In addition, at the same time as this offering is declared effective by the SEC we plan to adopt and approve a shareholder rights plan. These measures could discourage potential takeover attempts and could adversely affect the market price of our common stock. See "Description of Capital Stock."

ABSENCE OF DIVIDENDS

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings for funding growth and, therefore, we do not currently anticipate paying cash dividends in the foreseeable future. See "Dividend Policy" and "Dilution."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered hereby are estimated to be approximately $41,100,000 ($47,378,000 if the Underwriters exercise their over-allotment option in full), assuming an initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses.

    The Company expects to use approximately $12.8 million of the net proceeds for redemption of the Redeemable Preferred Stock issuable upon the conversion of the Convertible Preferred Stock (together with the Redeemable Preferred Stock, the "Preferred Stock") upon the closing of this offering, and approximately $1.4 million for the payment of accrued dividends on the Convertible Preferred Stock. The redemption price of the Redeemable Preferred Stock and the dollar amount of the accrued dividends on the Convertible Preferred Stock may vary based on the offering price and the closing date of this offering. The Company intends to use the remainder of the net proceeds of this offering for the redemption of the Redeemable Subsidiary Common Stock of its subsidiary, Invitrogen B.V., on April 7, 1999 in the amount of Netherlands Guilder ("NLG") 3,150,000 (USD $1,672,000 at September 30, 1998 exchange rates), the continued development and manufacture of existing products and services, research and development of additional products and services, working capital and other general corporate purposes, including potential acquisition of products, technology or companies. While the Company from time to time engages in preliminary discussions with respect to such transactions, the Company is not a party to any agreements, understandings or commitments with respect to such transactions. Pending such uses, the net proceeds will be invested in short-term, interest bearing, investment grade securities.

    Based on its current operating plan, the Company anticipates that the net proceeds of this offering, together with the Company's available cash and expected interest income thereon and funds from operations, should be sufficient to finance the Company's capital requirements for the foreseeable future. This estimate is based on certain assumptions that could be negatively impacted by the matters discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

    The Company has never declared or paid any cash dividends on its Common Stock and does not anticipate paying such cash dividends in the foreseeable future. The Company currently anticipates that it will retain all of its future earnings for use in the development and expansion of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company's Board of Directors and will depend upon the Company's results of operation, financial condition and other factors as the Board of Directors, in its discretion, deems relevant.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of September 30, 1998: (i) on an actual basis, (ii) on a pro forma basis to give effect to the conversion of all outstanding shares of Convertible Preferred Stock into shares of Common Stock and Redeemable Preferred Stock upon the closing of this offering, and (iii) as adjusted to give effect to the receipt of the net proceeds from the sale by the Company of 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share, and the application of an expected $14.2 million of such net proceeds to the redemption of the Redeemable Preferred Stock and the payment of accrued dividends on the Convertible Preferred Stock. The table should be read in conjunction with the Consolidated Financial Statements of the Company and related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds" and "Certain Transactions."

                                                                                       SEPTEMBER 30, 1998
                                                                               -----------------------------------
                                                                                ACTUAL     PRO FORMA   AS ADJUSTED
                                                                                         (IN THOUSANDS)
Long-term portion of capital lease obligations(1)............................  $      96   $      96    $      96
                                                                               ---------  -----------  -----------
Redeemable Subsidiary Common Stock, 18,000 authorized and issued; full
  liquidation value, $1,672,000(2)...........................................      1,541       1,541        1,541
                                                                               ---------  -----------  -----------
Convertible Preferred Stock, $0.01 par value per share: 2,202,942 authorized;
  2,202,942 issued and outstanding actual; no shares authorized, issued or
  outstanding pro forma and as adjusted(3)(4)................................     15,916          --           --
                                                                               ---------  -----------  -----------
Redeemable Preferred Stock, $0.01 par value per share: 2,202,942 shares authorized; no shares issued and outstanding actual; 2,202,942 shares issued and outstanding pro forma; no shares issued and outstanding as
  adjusted(4)................................................................         --      14,200           --
                                                                               ---------  -----------  -----------
Stockholders' equity:
  Preferred Stock, $0.01 par value: 2,000,000 shares authorized; no shares
    issued and outstanding...................................................         --          --           --
  Common Stock, $.01 par value: 20,000,000 shares authorized and 7,411,018 shares issued and outstanding actual; 50,000,000 shares authorized and
    9,613,960 shares issued and outstanding pro forma; 50,000,000 shares authorized and 12,613,960 shares issued and outstanding as
    adjusted(5)(6)...........................................................         74          96          126
Additional paid-in capital...................................................         --       1,694       42,764
Retained earnings (deficit)..................................................       (490)       (490)        (490)
    Total stockholders' equity (deficit).....................................       (355)      1,361       42,461
                                                                               ---------  -----------  -----------
    Total capitalization.....................................................  $  17,198   $  17,198    $  44,098
                                                                               ---------  -----------  -----------
                                                                               ---------  -----------  -----------

------------------------------

(1) See Note 10 to Consolidated Financial Statements.

(2) See Note 11 to Consolidated Financial Statements.

(3) Upon completion of this offering and as presented on a pro forma basis, the outstanding shares of Convertible Preferred Stock will convert into an aggregate of 2,202,942 shares of Common Stock and 2,202,942 shares of Redeemable Preferred Stock.

(4) All shares of Redeemable Preferred Stock will be redeemed for an aggregate of $14.2 million in cash, representing approximately $12.8 million in redemption value and approximately $1.4 million in accrued dividends and retired as presented on an as adjusted basis. See "Use of Proceeds" and "Certain Transactions."

(5) On November 20, 1998, the Company authorized an additional 30 million shares of Common Stock.

(6) Based on 7,411,018 shares of Common Stock outstanding as of September 30, 1998 and assuming the conversion of 2,202,942 shares of Convertible Preferred Stock into Common Stock, the offering of 3,000,000 shares of Common Stock and 2,202,942 shares of Redeemable Preferred Stock and the redemption of such Redeemable Preferred Stock upon the closing of this offering. Excludes (i) 3,192,652 shares of Common Stock issuable upon exercise of outstanding options at November 30, 1998 at a weighted average exercise price of $4.12 per share, 1,568,193 of which were exercisable as of that date; and (ii) 1,127,385 shares of Common Stock reserved for future grant under the Company's stock option plans and Stock Purchase Plan. See "Management--Stock Option Plans."

                                    DILUTION

    The Company's pro forma net tangible book value as of September 30, 1998 was approximately $317,000 or $0.03 per share. Pro forma net tangible book value per share represents the amount of the Company's pro forma stockholders' equity, less intangible assets, divided by the pro forma number of shares of Common Stock outstanding as of September 30, 1998 (after giving effect to the conversion of the Convertible Preferred Stock into Common Stock and Redeemable Preferred Stock). After giving effect to: (i) the automatic conversion of all Convertible Preferred Stock into Common Stock and Redeemable Preferred Stock upon the closing of this offering, (ii) the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed initial public offering price of $15.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and (iii) the redemption of the Redeemable Preferred Stock and payment of accrued dividends on the Convertible Preferred Stock, the pro forma net tangible book value of the Company as of September 30, 1998 would have been $41,760,000, or $3.30 per share. This represents an immediate increase in pro forma net tangible book value of $3.27 per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $11.70 per share to investors purchasing Common Stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share..............................             $   15.00
  Pro forma net tangible book value per share before this offering...........  $    0.03
  Increase per share attributable to new investors...........................       3.27
Pro forma net tangible book value per share after this offering(1)...........                  3.30
                                                                                          ---------
Dilution per share to new investors(1).......................................             $   11.70
                                                                                          ---------
                                                                                          ---------

    The following table summarizes the total number of shares purchased from the Company, the total consideration paid and the average price per share paid for such shares by the existing stockholders and by new investors purchasing Common Stock in this offering (based upon an assumed initial public offering price of $15.00 per share):

                                                       SHARES PURCHASED          TOTAL CONSIDERATION
                                                   -------------------------  --------------------------   AVERAGE PRICE
                                                      NUMBER       PERCENT       AMOUNT        PERCENT    PAID PER SHARE
Existing stockholders(2).........................     9,613,960        76.2%  $   1,790,000         3.8%     $    0.19
New investors....................................     3,000,000        23.8      45,000,000        96.2          15.00
                                                   ------------       -----   -------------       -----
    Total........................................    12,613,960       100.0%  $  46,790,000       100.0%
                                                   ------------       -----   -------------       -----
                                                   ------------       -----   -------------       -----

------------------------------

(1) If the Underwriters' over allotment option were exercised in full, the pro forma net tangible book value per share after this offering would be $3.67, resulting in immediate dilution of $11.33 per share to investors purchasing shares in the offering.

(2) Based on 7,411,018 shares of Common Stock outstanding as of September 30, 1998 and assuming the conversion of 2,202,942 shares of Convertible Preferred Stock into Common Stock and 2,202,942 shares of Redeemable Preferred Stock and the redemption of such Redeemable Preferred Stock upon the closing of this offering. Excludes (i) 3,192,652 shares of Common Stock issuable upon exercise of outstanding options at November 30, 1998 at a weighted average exercise price of $4.12 per share, 1,568,193 of which were exercisable as of that date; and (ii) 1,127,385 shares of Common Stock reserved for future grant under the Company's stock option plans and Stock Purchase Plan. See "Management--Stock Option Plans."

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of the Company presented below as of December 31, 1995, 1996 and 1997 and September 30, 1998, and for each of the years in the three-year period ended December 31, 1997, and the nine-month period ended September 30, 1998, are derived from the consolidated financial statements of Invitrogen and its subsidiaries, which financial statements have been audited by Arthur Andersen LLP, independent public accountants. The consolidated financial statements as of December 31, 1996 and 1997 and September 30, 1998, and for each of the years in the three-year period ended December 31, 1997, and the nine-month period ended September 30, 1998 (collectively, the "Consolidated Financial Statements"), and the report thereon, are included elsewhere in this prospectus. The selected consolidated financial data set forth below is qualified in its entirety by, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                                                NINE MONTHS ENDED
                                                     YEARS ENDED DECEMBER 31,                     SEPTEMBER 30,
                                       -----------------------------------------------------  ----------------------
                                         1993       1994       1995       1996       1997        1997        1998
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)          (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues.............................  $   8,604  $  11,754  $  14,342  $  19,121  $  24,965   $  18,263   $  22,968
  Cost of revenues...................      3,686      4,554      4,743      5,818      7,989       5,657       6,346
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Gross margin.......................      4,918      7,200      9,599     13,303     16,976      12,606      16,622
Operating expenses:
  Sales and marketing................      1,905      2,685      3,646      4,236      4,959       3,800       5,212
  General and administrative.........      1,828      2,245      2,542      3,880      3,763       2,620       2,879
  Research and development...........      1,333      1,623      2,043      2,659      4,416       3,058       5,320
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
    Total operating expenses.........      5,066      6,553      8,231     10,775     13,138       9,478      13,411
Income from operations...............       (148)       647      1,368      2,528      3,838       3,128       3,211
Other income (expense), net..........       (197)       (83)        (6)       155        268         (17)        367
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
Income before taxes..................       (345)       564      1,362      2,683      4,106       3,111       3,578
Benefit (Provision) for income
  taxes..............................        (44)        45       (206)      (939)    (1,473)     (1,116)     (1,240)
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
Net Income...........................  $    (389) $     609  $   1,156  $   1,744  $   2,633   $   1,995   $   2,338
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
Earnings per share(1):
  Basic..............................  $   (0.05) $    0.05  $    0.10  $    0.19  $    0.25   $    0.20   $    0.20
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
  Diluted............................  $   (0.05) $    0.05  $    0.10  $    0.16  $    0.21   $    0.16   $    0.17
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
                                       ---------  ---------  ---------  ---------  ---------  -----------  ---------
Weighted average shares used in per
  share calculation:
  Basic..............................      8,490      9,268      9,602      8,356      7,837       7,974       7,426
  Diluted............................      8,490      9,268      9,602     10,080      9,509       9,815       8,830

                                                                        AS OF                                 AS OF
                                                                    DECEMBER 31,                          SEPTEMBER 30,
                                                -----------------------------------------------------  --------------------
                                                  1993       1994       1995       1996       1997             1998
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments.................................  $      78  $     631  $     587  $   1,381  $   9,152       $    5,868
Total assets..................................      4,092      4,642      5,992      8,258     18,056           20,851
Long-term capital leases......................      1,043        838        433        110        144               96
Redeemable Subsidiary Common Stock............         --         --      1,143      1,306      1,295            1,541
Convertible Preferred Stock...................         --         --         --         --     15,242           15,916
Total stockholders' equity (deficit)..........        652      1,111      2,298      3,779     (1,913)            (355)

------------------------------

(1) For an explanation of the calculations of earnings per share and per share amounts, see Note 14 to Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    Since its inception in 1987, the Company has been engaged primarily in the development, manufacturing and marketing of research kits used to conduct molecular biology research. Substantially all of the Company's revenue to date has come from the sale of research kits and related products. The Company has to date developed over 250 research kits and other products used by a variety of scientific researchers to conduct gene cloning, expression and analysis experiments. The Company's research kits are sold primarily in the United States, Europe and Japan. The Company's products are used for research purposes and their use is not regulated by the United States Food and Drug Administration ("FDA") or by any comparable international organization. The Company manufactures the majority of its research kits in its manufacturing facility in Carlsbad, California. In addition, the Company maintains selected arrangements with third party manufacturers. The majority of the Company's sales activities are conducted through a dedicated direct sales organization located in the United States and Europe. The Company also conducts marketing and distribution activities at its facility in the United States and at a facility owned by the Company located in the Netherlands. The Company also completes a small proportion of its sales to international distributors who resell the Company's kits to researchers. These distributors are located in selected territories in Europe, as well as in Japan and other territories in Asia. The Company currently has no plans to establish a direct sales force in these territories, although the Company may choose in the future to establish a direct sales organization in additional territories. The Company conducts research activities in the United States and business development activities in the United States and Europe. As part of these activities the Company actively seeks to license intellectual property from academic, government and commercial institutions relating to gene cloning, expression and analysis technologies. To date, the Company has obtained a total of 80 licenses, which provide the Company with access to over 200 patents covering gene cloning, expression and analysis materials and techniques.

    In June 1998, the Company established Invitrogenomics to commercialize the Company's high-throughput cloning and expression technology. Invitrogenomics will provide licenses to its full-length clones to corporate development partners, as well as sell selected clones as part of new research kits. In addition, Invitrogenomics will seek to provide large-scale, high-throughput gene cloning and expression services to corporate customers. Invitrogenomics has generated limited revenues to date. The Company expects research and development and sales and marketing expenditures related to Invitrogenomics to increase as the Company continues to conduct activities to commercialize its high-throughput gene cloning and expression technology.

    The Company's revenues have increased significantly since its inception, and from 1994 to 1997, the Company has experienced compound annual revenue growth of 29%. The increase in the Company's revenues to date has been due to several factors, including the continued growth of the market for gene cloning and expression kits, increasing market acceptance of the Company's gene cloning and expression kits, the Company's introduction of new research kits for gene cloning, expression and analysis, and the expansion of the Company's direct sales and marketing efforts. The Company plans to continue to introduce new research kits, as the Company believes continued new product development and rapid product introduction is a critical competitive factor in the market for molecular biology research kits. In order to support increased levels of sales and to augment its long-term competitive position, the Company anticipates that it will continue to increase expenditures in sales and marketing, manufacturing and research and development.

    The Company currently manufactures products for inventory and ships product shortly after the receipt of orders, and anticipates that it will do so in the future. Accordingly, the Company has not developed a significant backlog and does not anticipate it will develop a material backlog in the future.

    The Company in the nine months ended September 30, 1998 realized significant increases in research and development expenditures, both in absolute dollars and as a percentage of sales. The increase in research and development expenses as a percentage of sales was primarily related to the development of the Company's high-throughput gene cloning and expression technology. The Company anticipates that future research and development expenses will decline as a percentage of sales in future periods to approach historical levels.

    The Company has acquired a significant number of patent rights from third parties as part of its business activities. These patent rights are used as a basis for the development of the Company's research kits and the technologies used by Invitrogenomics. The Company has historically paid and is obligated to pay in the future to such third parties royalties relating to sales of certain of its research kits and selected services. Royalty expense is recognized as a cost of revenues as the related royalties are earned.

    The Company anticipates that its results of operations may fluctuate due to several factors, including changes in customer research budgets, competitive product introductions, the Company's ability to successfully introduce or transition the market to new products, market acceptance of existing or new products, the Company's ability to manufacture its products efficiently and the Company's ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues. In addition, the Company's results of operations could be affected by the timing of orders from distributors and the mix of sales among distributors and the Company's direct sales force. Although the Company has experienced growth in recent years, there can be no assurance that, in the future, the Company will sustain revenue growth or remain profitable on a quarterly or annual basis or that its growth will be consistent with predictions made by securities analysts.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1998 AND 1997

    REVENUE. Revenue increased $4.7 million, or 26%, from $18.3 million in the nine months ended September 30, 1997 to $23.0 million in the nine months ended September 30, 1998. For these same periods, revenues in the United States increased $2.8 million, or 23%, from $12.3 million to $15.1 million, and revenue outside the United States increased $1.9 million, or 32%, from $6.0 million to $7.9 million. The overall increase in revenue was primarily attributable to continued market growth for gene cloning and expression kits and increased market penetration of Invitrogen's gene cloning and gene expression product lines. In addition, in the nine months ended September 30, 1998 the Company's new products contributed approximately $1.3 million in revenue. The Company expects that future revenues will be affected by new product introductions, competitive conditions, customer research budgets, and the rate of expansion of the Company's customer base.

    GROSS MARGIN. The Company's gross margin increased from $12.6 million in the nine months ended September 30, 1997 to $16.6 million in the nine months ended September 30, 1998. Gross margin as a percentage of revenues increased from 69% to 72% for these periods. Gross margin improvements during the period were primarily as a result of absorbing certain manufacturing labor and overhead costs over an increased revenue base. The Company believes that gross margin for future periods will be affected by sale volumes, competitive conditions, royalty payments on licensed technologies, and foreign exchange factors. Foreign currency fluctuations had a negligible impact during both periods. The functional currency of Invitrogen B.V. is the Netherlands Guilder (NLG). The translation from Guilders to Dollars for revenue and expenses is based on the average exchange rate during the period; large increases or decreases in the spread between currencies have affected and may continue to affect gross margin and reported income. Invitrogen B.V. conducts its European business in the currencies of its significant customers. Exchange gains or losses arising from transactions denominated in these currencies are recorded using the actual exchange differences on the date of the transaction.

Large increases or decreases in these currency fluctuations could also impact gross margin and reported profits.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 74% from $3.1 million in the nine months ended September 30, 1997 to $5.3 million in the nine months ended September 30, 1998. As a percentage of revenues, research and development expenses increased from 17% to 23% for these periods. The increases resulted primarily from the development of the Company's high-throughput gene cloning and expression technology and greater personnel and research supplies expense as the Company continued the expansion of its gene cloning, expression, analysis and related products. The Company believes that its research and development expenditures as a percentage of revenues will generally decline toward historical levels. There can be no assurance that the Company's research and development efforts will produce products or services that achieve market acceptance or that produce acceptable margins.

    SALES AND MARKETING. Sales and marketing expenses increased 37% from $3.8 million in the nine months ended September 30, 1997 to $5.2 million in the nine months ended September 30, 1998. As a percentage of revenues, sales and marketing expenses increased from 21% to 23% for these periods. These increases resulted from growth of the Company's field sales force in the United States and Europe. The Company expects to continue the expansion of its field sales force in both the United States and Europe.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 10% from $2.6 million in the nine months ended September 30, 1998 to $2.9 million in the nine months ended September 30, 1998. As a percentage of revenues, general and administrative expenses decreased from 14% to 13% for these periods. The absolute increase resulted from the continued expansion of administrative resources to support the Company's growth. The decline as a percentage of revenues occurred as a fixed portion of the Company's general and administrative expenses was spread over a larger revenue base. The Company expects its aggregate general and administrative expenses to increase in 1999 due to the additional expenses associated with being a public company.

    OTHER INCOME (EXPENSE). Other income, principally earned interest, increased $0.4 million, from an expense of $17,000 in the nine months ended September 30, 1997, to income of $0.4 million in the nine months ended September 30, 1998. This increase resulted primarily from the larger average balances of cash and cash equivalents during the later period.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate decreased slightly from 36% in the nine months ended September 30, 1997 to 35% in the nine months ended September 30, 1998. The Company currently receives tax credits on certain R&D expenditures; in the past, these tax credits have been authorized by the U.S. Congress on a year by year basis and the Company has no assurance they will be available in future years.

  YEARS ENDED DECEMBER 31, 1997 AND 1996

    REVENUES. Revenue increased $5.9 million, or 31%, from $19.1 million in 1996 to $25.0 million in 1997. Revenues in the United States increased $3.6 million, or 27%, from $12.9 million to $16.5 million, and revenue from outside the United States increased $2.3 million, or 37%, from $6.2 million to $8.5 million. The overall increase in revenue was primarily attributable to increased market penetration of Invitrogen's gene cloning and gene expression product lines. In addition, in 1997 the Company's new products contributed $2.1 million in revenue.

    GROSS MARGIN. The Company's gross margin increased from $13.3 million in 1996 to $17.0 million in 1997. Gross margin as a percentage of revenues decreased from 70% to 68% for these periods, primarily as a result of foreign exchange impact on revenues and to a lesser extent increased royalty payments on licensed technologies.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 66% from $2.7 million in 1996 to $4.4 million in 1997. As a percentage of revenues, research and development expenses increased from 14% to 18% for these periods. These increases resulted primarily from the greater personnel and research supplies expense as the Company continued the expansion of its gene cloning and expression products and the development of its high-throughput gene cloning and expression technologies.

    SALES AND MARKETING. Sales and marketing expenses increased 17% from $4.3 million in 1996 to $5.0 million in 1997. As a percentage of revenues, sales and marketing expense declined from 22% to 20% for these periods as certain costs were spread over a larger revenue base.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses decreased 3% from $3.9 million in 1996 to $3.8 million in 1997. As a percentage of revenues, general and administrative expenses decreased from 20% to 15% for these periods. During 1996, the Company incurred a significant one-time expense of $0.8 million for defending and resolving licensing and patent issues with a competitor.

    OTHER INCOME (EXPENSE). Other income, primarily interest earned, increased 73% from $0.2 million in 1996 to $0.3 million in 1997, primarily from higher average cash balances.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased slightly from 35% in 1996 to 36% in 1997, reflecting changes in the utilization of tax credits.

  YEARS ENDED DECEMBER 31, 1996 AND 1995

    REVENUE. Revenue increased $4.8 million, or 33%, from $14.3 million in 1995 to $19.1 million in 1996. Revenues in the United States increased $2.8 million, or 28%, from $10.1 million to $12.9 million, and revenue from outside the United States increased $2.0 million, or 45%, from $4.2 million to $6.2 million. The overall increase in revenue was primarily attributable to increased market penetration of Invitrogen's gene cloning and gene expression product lines. In addition, in 1996 the Company's new products contributed $2.0 million in revenue.

    GROSS MARGIN. The Company's gross margin increased from $9.6 million in 1995 to $13.3 million in 1996. Gross margin as a percentage of revenue increased from 67% to 70% for these periods, primarily because certain fixed costs were spread over a larger revenue base.

    RESEARCH AND DEVELOPMENT. Research and development expenses increased 30% from $2.0 million in 1995 to $2.7 million in 1996. The increase resulted primarily from the greater personnel expenses as the Company continued the expansion of its new product development capabilities. As a percent of revenues, research and development expenses were 14% for both periods.

    SALES AND MARKETING. Sales and marketing expenses increased 19% from $3.6 million in 1995 to $4.3 million in 1996. As a percentage of revenues, sales and marketing expenses decreased from 25% to 23% because certain fixed costs were spread over a larger revenue base.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 53% from $2.5 million in 1995 to $3.9 million in 1996. As a percentage of revenues, general and administrative expenses increased from 18% to 20% for these periods. During 1996, the Company incurred a one-time expense of $0.8 million defending and resolving licensing and patent issues with a competitor.

    OTHER INCOME (EXPENSE). Other income increased from an expense of $6,000 in 1995 to an income of $0.2 million in 1996, primarily from European currency exchange differences and interest income from the Company's Netherlands subsidiary.

    PROVISION FOR INCOME TAXES. The Company's effective tax rate increased from 15% in 1995 to 35% in 1996 as a result of having utilized accumulated R&D tax credits in 1995.

LIQUIDITY AND CAPITAL RESOURCES

    The Company generated net cash from operating activities of approximately $2.2 million in the nine months ended September 30, 1998. The Company used approximately $4.9 million in its investing activities, which included the construction of a new building for its subsidiary in The Netherlands, the purchase of hardware and software for the conversion to a new enterprise-wide financial and manufacturing information system, and the development and installation of high-throughput gene cloning and expression equipment. Since its inception the Company has funded its business primarily through cash generated from operations and debt. In addition, an aggregate of $16.0 million has been raised from the sale of equity securities.

    As of September 30, 1998 the Company had cash and cash equivalents and short-term investments of approximately $2.4 million and $3.5 million, respectively, and working capital of approximately $9.2 million. The Company had lines of credit totaling approximately $10 million of which none was utilized as of September 30, 1998. The Company's funds are currently invested in U.S. Treasury and government agency obligations, investment-grade commercial paper and interest-bearing securities.

    At the closing of this offering, the Company will be required to redeem all outstanding shares of the Redeemable Preferred Stock issuable upon conversion of the outstanding shares of Convertible Preferred Stock and will be required to pay accumulated dividends on the Convertible Preferred Stock. The redemption price of the Redeemable Preferred Stock and the dollar amount of the accumulated dividends on the Convertible Preferred Stock may vary based on the offering price and the closing date of this offering. Assuming an initial public offering price of $15.00 per share and the closing of the public offering in late January 1999, the aggregate redemption price for the Redeemable Preferred Stock will be $12.8 million and the accumulated preferred dividends will be $1.4 million. Additionally, the Company's subsidiary, Invitrogen B.V., has issued shares of non-voting stock which are required to be redeemed on April 7, 1999 for NLG 3,150,000 ($1,672,000 at September 30, 1998 exchange rates).

    The Company expects that the proceeds from this offering, its funds from operations and its existing funds and interest income earned thereon, will be sufficient to fund the Company's operations for the foreseeable future. The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including scientific progress in its research and development programs, the magnitude of those programs, the ability of the Company to establish collaborative and licensing arrangements, the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and competing technological and market developments.

CURRENCY HEDGING AND FOREIGN CURRENCY TRANSLATION

    In the normal course of business, Invitrogen B.V. from time to time purchases exchange traded put options on U.S. dollars and U.K. pounds sterling to mitigate foreign currency exposure. The maximum outstanding amounts of such options have been less than $2 million and have been for less than one year in duration.

    Invitrogen conducts business transactions in U.S. Dollars with its subsidiary in the Netherlands and with its foreign distributors, including those in Asia. The functional currency for Invitrogen B.V. is the Netherlands Guilder
(NLG). The translation from NLG to the U.S. Dollar is translated for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenues and expense accounts using the average exchange rate during the period. The effects of translation are recorded as a separate component of stockholder's equity. Invitrogen B.V. conducts its business with significant customers in their local European currencies; exchange gains and losses arising from these transactions are recorded using the actual exchange differences on the date of the transaction.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not determined the impact of the adoption of SOP 98-1 as this is highly dependent upon the nature, timing and extent of future internal use software development.

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The Company does not expect adoption of this SOP to have a material impact on its financial statements.

    The Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for years beginning after December 31, 1997. Statement 131 establishes standards for the way that public business enterprises report selected information about operating segments in financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 will not affect the Company's results of operations or financial position, but may affect the disclosure of the segment information in the future.

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the Statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Earlier application is allowed as of the beginning of any quarter beginning after issuance. The Company does not anticipate that the adoption of SFAS 133 will have a material impact on its financial position or results of operations.

YEAR 2000 ISSUES

    Many currently installed computer systems are not capable of distinguishing 21st century dates from 20th century dates. As a result, in less than one year, computer systems and/or software used by many companies in a very wide variety of applications will experience operating difficulties unless they are modified or upgraded to adequately process information involving, related to or dependent upon the century change.

    The Company believes its current manufacturing, financial and accounting systems are Year 2000 compliant, meaning they are adequately capable of distinguishing 21st century dates from 20th century dates. Also, the Company intends to replace its existing system with a new system which is Year 2000 compliant, with implementation of the new system expected to be completed by the first half of 1999. The Company is in the process of testing its other internal systems, including embedded control systems in its manufacturing and storage equipment and currently believes these systems are Year 2000 compliant. The Company has also made inquiries of its suppliers to attempt to assess their readiness for the Year 2000. The failure of systems maintained by customers, distributors, and suppliers to be Year 2000 compliant could reduce the Company's revenues, cause it to incur significant expenses to remedy any problems, or otherwise seriously damage its business.

    Costs to date in complying with accounting and statutory Year 2000 requirements have been immaterial and the Company believes that it will incur minimal additional costs for this purpose in the foreseeable future. If the Company discovers other Year 2000 errors or defects in its internal systems, it could incur substantial costs in making repairs. The resulting disruption of its operations could seriously damage its business.

ISSUES RELATED TO THE EUROPEAN MONETARY CONVERSION

    On January 1, 1999, certain member states of the European Economic Community (the "EEC"), including the Netherlands, will fix their respective currencies to a new currency, the Euro. On that day, the Euro will become a functional legal currency within these countries. During the three years beginning on January 1, 1999, business in these EEC member states will be conducted in both the existing national currency, such as the Netherlands guilder, French franc or deutsche mark, and the Euro. Companies operating in or conducting business in EEC member states will need to ensure that their financial and other software systems are capable of processing transactions and properly handling the existing currencies, as well as the Euro. The Company is still assessing the impact that the Euro will have on its internal systems and its products. While the Company believes its enterprise-wide financial and manufacturing information system will be Euro compliant, this system has not yet been tested by the Company. The Company has not determined the costs related to any problems that may arise in the future. Any such problems may materially adversely affect the Company's business, operating results and financial condition.

                                    BUSINESS

THE COMPANY

    Invitrogen develops, manufactures and markets research tools in kit form and provides research services to corporate, academic and government entities. The Company's kits simplify and improve gene cloning, gene expression and gene analysis as well as other molecular biology activities that underlie functional genomics and gene-based drug discovery. The Company's kits allow researchers to perform experiments more accurately, efficiently and with greater reproducibility compared to traditional research methods. As a result, the Company's kits have made molecular biology research techniques more accessible to pharmaceutical, biotechnology, agricultural, government and academic researchers with backgrounds in a wide range of scientific disciplines. In order to commercialize the Company's recently developed high-throughput gene cloning and expression technology, the Company established Invitrogenomics in 1998. Invitrogenomics will seek to utilize this technology to generate additional license, service and product opportunities for the Company. The Company's leadership position in gene cloning and expression has led to significant historical revenue and net income growth. From 1994 to 1997, the Company experienced compound annual growth in revenues and net income of 29% and 63%, respectively.

    In 1997, according to independent market studies, researchers spent over $1.2 billion on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. Gene cloning, expression and analysis kits represent a rapidly emerging segment of the overall molecular biology product and supply market. According to independent market studies, sales of gene cloning and expression kits are projected to grow approximately 21% in 1999, compared to approximately 11% growth in 1999 for the overall molecular biology product and supply market. The Company believes that the market for gene cloning, expression and analysis kits will continue to expand due to several factors, including (i) increasing levels of government funding for genomics and molecular biology research, (ii) the increasing availability of new genomics data from the Human Genome Project and other genome sequencing projects, (iii) the proliferation of high-throughput molecular biology techniques, and (iv) accelerated investment in commercial research activities.

    The Company offers over 250 research kits that researchers use to conduct key molecular biology research activities. The Company designs research kits to overcome limitations and complexities of traditional molecular biology techniques, by making these activities easier, faster and more accessible to an increasingly broad community of researchers. For example, as compared to standard cloning methods, the Company's proprietary TOPO TA Cloning technology has reduced the time required for a key step in the gene cloning process from 12 hours to five minutes, has reduced total experiment completion time from a range of three to five days to one day and has increased the cloning success rate from 50-60% to over 90%. The Company estimates that researchers who used the Company's TOPO TA Cloning Kits in 1997 saved over 2.5 million hours relative to standard cloning methods.

    The Company believes it has assembled one of the broadest portfolios of gene cloning and expression-related intellectual property in the industry. To date, the Company has obtained 80 licenses, providing the Company with access to over 200 patents covering gene cloning, expression and analysis materials and techniques. In addition, the Company has over 15 issued and pending patents. The Company believes that these licenses and patents have established it as a licensing partner of choice for corporate and academic researchers who wish to commercialize their gene cloning and expression-related discoveries. The Company believes this position derives from its ability to enhance the value of licensed technologies by combining them with its existing products and licensed technologies.

    The Company established Invitrogenomics to commercialize its high-throughput, gene cloning and expression technology developed by scaling up its TOPO TA Cloning technology. Invitrogenomics is using this high-throughput technology to rapidly clone and patent full-length expression-tested genes and subsequently licensing and selling those genes to its academic, governmental and corporate customers. In addition, the Company plans to use its high-throughput gene cloning and expression technology to provide services on a contract basis to pharmaceutical, biotechnology and agricultural companies that wish to reduce the time and cost associated with identifying and validating new drug targets and developing novel therapeutics. To date, the Company has assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins.

SCIENTIFIC OVERVIEW

    All living cells are largely comprised of proteins and contain long chains of deoxyribonucleic acid, better known as DNA. The entire DNA content of an organism is called its genome. Genomics is the term used for the study of the genome. A gene is a specific sequence of DNA that codes for a particular protein. It is estimated that genes make up only 3% of the human genome; the function of the remaining DNA is not well understood but is believed to regulate the amount and timing of the proteins that are expressed from the genes. Functional genomics is the study of the function of genes, including how expression of a particular gene is regulated and the function of the protein the gene encodes.

    The DNA molecule is comprised of two linear sequences, or strands, of four nucleotide bases, commonly known as C, G, A and T. It is estimated that there are 3 billion nucleotide base pairs in the human genome. The individual DNA strands are held together by chemical bonds between the nucleotide bases on each strand. Only certain pairs of nucleotide bases can form these bonds: C always pairs with G, and A always pairs with T. Such paired strands are said to be complementary. When two DNA strands are complementary, they can bind together to form a double helix in a process called hybridization. DNA itself does not produce proteins. Instead, the double strand of the DNA helix unwinds and complementary nucleotide bases are attracted to the separated strands of DNA, forming messenger ribonucleic acid, or mRNA. The mRNA molecules typically move to a different area of the cell where they are used as templates for protein synthesis, or expression.

    Proteins and their interactions are responsible for all of the biochemical and physical properties of a cell, as well as the variations among different types of cells. Proteins take various forms including enzymes, hormones, antibodies and receptors. As noted above, genes code for proteins. By studying the proteins that genes express, researchers can study topics such as the way a particular gene and the protein it encodes impact an organism's susceptibility or resistance to disease. Virtually all drugs on the market today interact with about 500 specific protein targets. As the functions of additional proteins become better understood, hundreds or thousands more such targets may be identified, creating new opportunities for drug development by pharmaceutical companies.

    Molecular biology techniques are used to study how a cell uses its genetic information to direct the production of its proteins and regulate its biological activities. Researchers use molecular biology techniques to identify the functions or interactions of proteins and to develop new drugs, diagnostic techniques, therapies for disease and useful variations of species, including crops and livestock. As a result, molecular biology has emerged as a key scientific discipline and is used by a wide variety of researchers at pharmaceutical, biotechnology and agricultural companies, as well as at government and academic research institutions.

    Five frequently used molecular biology techniques are DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. DNA sequencing is used to determine the linear order of nucleotide bases in a DNA fragment. The other techniques listed above are used to analyze the data obtained by DNA sequencing and to determine the role and function of proteins encoded and regulated by the sequence data. Each of the five techniques generates data and results that are used by the subsequent technique in the above list. Ultimately, gene analysis provides information about additional genetic material that should be sequenced. The five techniques and their applications are illustrated and described below:

                                [CHART]

[Diagram illustrates in a clockwise circle a sequence of steps performed for molecular biological research, including DNA sequencing, gene identification, gene cloning, gene expression and gene analysis. A box illustrating the "sequence" step contains a graphic depiction of a cell and chromosomes. Text in it reads "The total genetic information carried by an organism is called its genome, which is a linear sequence of nucleotide bases. An illustration of arrows in a circle is labelled "Discovery Cycle." A box illustrating the "Identify" step contains a graphic depiction of a chromosome and a DNA sequence. Text in it reads "A gene is a specific functional unit of nucleotide bases that code for a particular protein." A box illustrating the "clone" step contains a graphic depiction of an expression vector including a cloned gene. Text in it reads "Genes are cloned into vectors so they can be replicated in cells and used in other studies, such as gene expression." A box illustrating the "express" step contains a graphic depiction of DNA and protein. Text in it reads "cloned genes are used to express proteins in a variety of host organisms." A box illustrating the "analyze" step contains a graphic depiction of a sequencing gel and a family tree. Text in it reads "Expressed proteins are studied to determine their function. This analysis provides information about other genes that need to be cloned and expressed to understand cellular functions."

- DNA SEQUENCING. DNA sequencing is the technique used by researchers to determine the linear order of nucleotide bases (I.E. the order of C's, G's, A's and T's) in a DNA fragment. Sequencing is performed because it provides researchers with the core information they need to identify, clone, express and analyze specific genes and their encoded proteins. The first step in sequencing involves isolating DNA from a sample (such as cells, tissue, blood, hair or the leaf of a plant). Next, the isolated DNA is used in four different reactions that occur in buffers containing salts, a mixture of the four nucleotide bases, a nucleotide primer and an enzyme. Each of the four reactions also contains one of the four nucleotide bases that has been specifically modified for use in sequencing.

  The nucleotide primer is a short, single strand of DNA with a known sequence that is complementary to the strand to be sequenced. After the isolated DNA is placed in the buffer, it is heated to separate the DNA strands, then cooled rapidly. Rapid cooling forces the DNA to hybridize, or bind, to the primer rather than to its opposite DNA strand. The enzyme in the buffer then elongates the complementary strand, one base at a time, starting from the primer. When the modified sequencing nucleotide in the buffer incorporates into the growing strand, the elongation process stops. Running the four different reactions side by side on a sequencing gel then creates a visual layout that the researcher uses to determine the actual nucleotide sequence of the DNA.

  High-throughput automated DNA sequencing is a recent innovation that has made it possible to sequence all of the DNA in a genome. The United States government is funding the sequencing of the human genome to provide researchers with the building blocks to be used for further medical and pharmaceutical research. Similarly, governments and major corporations have begun agricultural genome projects to study and improve crops like rice, corn, soybeans, and tomatoes. Genomes of organisms like fruit flies, mice, flatworms and yeast are also being sequenced for the indirect understanding that comparisons among organisms provides.

- GENE IDENTIFICATION. Gene identification is the process of determining the specific nucleotide sequence of the protein-encoding region of a gene. It is required because, while DNA sequencing provides researchers with the entire linear nucleotide sequence of a DNA molecule, it does not provide any information about which portions of a sequence are genes or which part of these genes code for proteins. Because many researchers are interested in determining how proteins exert their influence, gene identification techniques are used to determine the coding sequences that lie within the genomic sequence.

  One method for gene identification involves mRNA isolation and complementary DNA ("cDNA") synthesis. Genes use mRNA as an intermediary that is translated into protein. Thus, an mRNA molecule indicates a DNA sequence that codes for a protein. But mRNA degrades very quickly and cannot be replicated for further studies. Because of this, researchers have developed a method to synthesize cDNA from isolated mRNA. cDNA can then be used in various experiments like gene identification, gene cloning and gene expression.

  Another method used to perform gene identification, called bioinformatics, utilizes computer programs that attempt to predict which DNA sequences code for genes. Entire genomic sequences are entered into databases and sophisticated algorithms search for specific DNA sequences that are usually found at the beginning and end of a gene. When these are found, there is a high probability that a gene has been identified.

- GENE CLONING. Gene cloning is a process used to move a selected gene or other piece of DNA into a cloning vector for use in other techniques. A cloning vector is a circular DNA molecule used to capture foreign DNA and carry it into other organisms, usually bacteria, where it can replicate. Cloning gives scientists the ability to produce sufficient quantities of a specific DNA fragment for use in further studies, like gene expression and gene analysis. Using cloned DNA can simplify research because the host organisms and conditions in which a clone can replicate are far simpler to work with than those in which the cloned DNA normally resides. The ability to perform gene expression and analysis studies under these controlled, simplified conditions, increases the ability of researchers to determine how genes and their encoded proteins function.

  There are several methods used for cloning. Researchers choose among methods depending upon how the piece of DNA to be cloned was generated and what information is known about it. When a researcher does not know the sequence of the DNA to be cloned, two frequently used methods are genomic library and cDNA library construction. In genomic library construction, the entire DNA of a cell is isolated and broken into smaller pieces using a technique called shearing. These pieces are then cloned into vectors and either sequenced or screened to find DNA fragments that have some property that the researcher wishes to study. cDNA library construction is similar; however, the researcher first isolates mRNA from the cells, then reverse transcribes it into cDNA prior to cloning. Genomic libraries contain all of the DNA in a genome, whereas cDNA libraries only contain genes that encode proteins. Various screening methods enable researchers to identify specific genes from among the many in the library.

  When researchers have some information about the sequence of a DNA fragment they wish to clone, they can use a type of protein called a restriction enzyme. Restriction enzymes recognize specific DNA sequences, called restriction sites, and cut the DNA strands in a manner that leaves nucleotide overhangs, or "sticky ends." When some of the sequence of the DNA fragment to be cloned is known, researchers can choose a restriction enzyme that cuts isolated DNA at known restriction sites, then use the generated sticky ends to hybridize the specific, cleaved DNA fragment into a cloning vector.

  Blunt-ended cloning is a technique that is used when the DNA fragment to be cloned does not contain sticky overhangs, which is termed as being blunt. Some restriction enzymes leave blunt ends when they cut. Cloning blunt-ended DNA fragments is a very inefficient process because there are no exposed nucleotide bases with which to form base pairs. Blunt ends, however, have a slight affinity for one another, which makes it possible for researchers to clone these fragments into blunt-ended cloning vectors.

  PCR cloning is another method that can be used to clone a DNA fragment when some information about its sequence is known. PCR, or polymerase chain reaction, is one of the most popular techniques used in molecular biology because it quickly generates large amounts of specific DNA fragments. Researchers use restriction enzymes, blunt-ended cloning, TA Cloning or other methods to clone these PCR-produced fragments.

- GENE EXPRESSION. Gene expression is a collection of techniques that are used to produce proteins from genes that have been cloned into expression vectors and introduced into various host organisms. Most expression studies involve expressing the cloned gene in a variety of hosts, including bacteria, fungi, insects and mammalian cells, under various growth conditions. The protein that a DNA sequence expresses can vary slightly depending upon the host in which it is expressed and the growth conditions used. By compiling the results of multiple experiments, researchers develop an understanding of how a gene and its encoded protein function and are regulated in the context of an entire organism.

  Generally, gene expression experiments fall into two categories: those in which the goal is to produce a large amount of protein that will be purified for use in other studies and those in which the goal is to monitor the host for physiological changes caused by expression of the foreign protein. Specific hosts and expression vector elements provide functions for these different experiment types. Complete expression systems can facilitate each type of experiment.

  Gene expression relies on expression vectors, which, like cloning vectors, are circular DNA molecules. Expression vectors contain various elements of DNA that, at a minimum, enable the vector to replicate in the host and cause the cloned gene to express its encoded protein. Usually, expression vectors also contain antibiotic resistance genes to facilitate selection. Each particular host organism requires expression vectors with specific elements that function in that host, as well as methods for introducing the vector into the host, and detecting and purifying the expressed protein. Other gene expression techniques involve specifically mutating DNA sequences that code for protein, using only portions of a DNA sequence, or creating gene fusions that use more than one DNA sequence.

  Gene expression analysis is used to identify which genes cause a difference between two cell types, for example the differences in genes being expressed in a healthy cell as opposed to those in a diseased cell. One relatively new technique involves placing thousands of partial gene sequences, or tags, onto different glass slides, or chips. mRNA isolated from different cell types is then applied to identical chips. Comparison of the chips reveals that many tags, sometimes hundreds, bind mRNA on one chip but not the other. These indicate genes that were being expressed in one cell type but not the other. The sequences of these tags are then used to identify, clone, express and analyze full-length genes to determine which are responsible for the observed differences in the cell types. Thus, the availability of chip technology both expands the need for gene identification, cloning, expression and analysis tools and ultimately provides targets that can be used for drug discovery.

- GENE ANALYSIS. Gene analysis techniques are used to determine the function or role of an encoded protein, or if a given protein interacts with other proteins or nucleic acids. Because most cellular processes are mediated through pathways that involve many proteins and nucleic acids, determining which proteins or nucleic acid molecules can interact with a given protein is one of the keys to understanding its function in the context of the entire cell.

  Molecular interaction studies are one method that can be used to determine protein function. A given protein is expressed from an expression vector that can indicate whether the expressed protein binds to other proteins that are expressed from a second vector. Both expression vectors contain specific elements that enable detection of interactions. Researchers can express one gene or an entire library of genes from the second vector. When an interaction is indicated, researchers then isolate the gene in the second vector and begin to study the two genes and their proteins to determine exactly how they bind to one another, if other proteins are involved in the binding and the events that precede and follow this molecular interaction. With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential protein and nucleic acid interactions. For this reason, gene analysis studies to date have been more of a starting than an ending point in understanding a protein's function. The information provided by these studies indicates which additional genes must be identified, cloned, expressed and analyzed before the function of the entire pathway is understood.

MARKET OVERVIEW

    According to independent market studies, in 1997 over $1.2 billion was spent on molecular biology products and supplies such as chemicals, reagents, enzymes and kits. The market for these products and for related services consists of the academic market, comprised of universities and government institutions, and the commercial market, comprised of pharmaceutical, biotechnology and agricultural companies. It is estimated that there are over 300,000 scientists worldwide engaged in molecular biology research.

    Gene cloning, expression and analysis kits represent a rapidly emerging segment of the overall molecular biology product and supply market. According to independent market studies, sales of gene cloning and expression kits are projected to grow approximately 21% in 1999, compared to approximately 11% for the overall molecular biology product and supply market. Several factors are driving market growth and the need for gene cloning, expression and analysis kits and services:

- INCREASING GOVERNMENT FUNDING. The National Institutes of Health is the largest purchaser of research products and services in the world. In October 1998, the U.S. Congress approved a 15% increase in NIH funding, raising its 1999 budget to $15.7 billion. The U.S. Congress has stated its intention to double the NIH budget in the next five to seven years. Other governments are similarly increasing funding for biomedical research. In the past, funding increases of this nature have resulted in a corresponding increase in the purchase of molecular biology research products and services.

- HIGH-THROUGHPUT SEQUENCING AND GENOME SEQUENCING PROJECTS. High-throughput automated DNA sequencing is a recent innovation that has made it both technically possible and economically feasible to sequence all of the DNA in a genome. The U.S. government launched the Human Genome Project in October 1990, at which time it committed $3.3 billion to the project to determine the DNA sequence of the estimated 3 billion nucleotide base pairs contained in the human genome. To date, only 6% of the estimated 100,000 genes have been fully sequenced. In order to complete the project as scheduled in 2005, the number of genes identified and sequenced needs to grow at rate of 49% per year. Similarly, governments and major corporations worldwide have begun agricultural genome sequencing projects to study and improve crops like rice, corn, soybeans and tomatoes. The Company believes that the market for gene cloning, gene expression and gene analysis technologies will continue to expand as researchers attempt to determine the function of the many genes for which sequence data is becoming available.

- PROLIFERATION OF HIGH-THROUGHPUT MOLECULAR BIOLOGY TECHNIQUES. The advent of high-throughput technologies for DNA sequencing and gene expression analysis has exponentially increased the number of genes that need to be analyzed. In addition, these technologies have enabled research to be performed on a much larger scale. For example, while researchers used to study genes one or two at a time, the emergence of chip technologies provides information on tens or hundreds of genes that might need to be cloned and studied to accurately determine the cause of a genetically-based disease. For increasing numbers of research organizations, especially those that wish to use personnel with limited training in molecular biology techniques, the availability of easy-to-use molecular biology methods, or kits, enables research to be performed more efficiently, conveniently and cost-effectively than conventional techniques. The Company believes that the increased numbers of researchers using molecular biology techniques and the increased number of experiments being performed will accelerate the tendency of researchers to convert from conventional techniques to easy-to-use kits.

- ACCELERATED INVESTMENT IN COMMERCIAL RESEARCH. As more genes of the human and other genomes are sequenced, the Company believes that the focus of research will shift toward discovering the specific functions of each gene, especially of those implicated in disease states. Companies wishing to develop economically viable therapeutic and diagnostic products based on such discoveries hope to rapidly establish and protect intellectual property rights by obtaining patents or licenses covering these full-length genes and their encoded proteins. These companies are competing with one another to be the first to identify, clone and express the finite number of genes thought to be of commercial importance. The desire to secure proprietary positions increasingly leads companies to seek a competitive advantage by adopting methods that can accelerate their research, including outsourcing of research tasks to companies with demonstrated expertise.

INVITROGEN TECHNOLOGY AND CAPABILITIES

    The Company believes that many conventional molecular biology research methods described above are time consuming, require the use of hard-to-obtain or hazardous materials or require considerable scientific training and experience to generate accurate, reproducible results. The Company has developed a diverse line of kits and services that address these limitations and make molecular biology research techniques faster, easier and more cost-effective. In addition, the Company's offerings make these techniques available to a broader range of researchers with varying skill levels. For example, the conventional PCR cloning method requires researchers to perform several steps between the PCR and ligation reactions to prepare the PCR products for cloning. The Company's TOPO TA Cloning Kit enables researchers to clone the PCR products directly, bypassing all intermediate steps, which both saves time and improves the cloning efficiency. Whereas the conventional method requires three to five days and generates a 50-60% cloning efficiency, the TOPO TA Cloning Kit requires only one day and increases the cloning efficiency to over 90%. The Company's FastTrack Kit is another example of a product that provides researchers with significant advantages over conventional research methods. Whereas mRNA isolation methods typically took two days to complete and required the use of hazardous reagents, the Company's method is completed in only three hours and does not involve the use of any hazardous materials. The Company's broad portfolio of gene expression vectors and systems also provide scientific as well as ease-of-use advantages to researchers. Specifically, the Company offers complete protocols with all of its expression vectors, which enables researchers to perform their experiments more easily. In addition, the Company offers the broadest line of expression systems available, a number of which can only be obtained from the Company.

    The Company has developed significant expertise in identifying molecular biology techniques that could be simplified and improved by their development as research kits. The Company has a consistent track record of identifying new technologies, licensing or applying for the necessary patents and rapidly introducing new or enhanced products based on those technologies to the market. The Company has an established business development group of four professionals, each with significant molecular biology research expertise. In addition, the Company's sales and technical service representatives are experienced molecular biologists who work with the Company's customers to identify emerging molecular biology techniques or potential new product and service opportunities. Specifically, the Company's business development, sales and technical service groups have identified and obtained rights to over 200 patents to date. Since the beginning of 1997, the Company's new product development teams introduced over 50 new or enhanced research kits to the market.

BUSINESS STRATEGY

    Invitrogen's business strategy is to commercialize a comprehensive portfolio of products and services based on its expertise in gene cloning and gene expression technologies. The Company's business strategy includes the following key elements:

- MAINTAIN AND ENHANCE LEADERSHIP POSITION IN GENE CLONING AND GENE EXPRESSION. Invitrogen believes it is a worldwide leader in gene cloning and gene expression technologies. The Company believes that the competitive advantages offered by its innovative products and technologies for gene cloning and expression and the comprehensive nature of its product line will allow it to continue to increase its market share. The Company seeks to enhance its position through investing significant resources in research and development and in-licensing efforts to continually introduce novel products and expand its product line. In addition, the Company is actively expanding its direct worldwide sales force to increase market penetration of its products.

- DEVELOP NEW PRODUCTS AND MARKETS BASED UPON CORE EXPERTISE. The Company will continue to develop and launch novel product lines related to gene cloning and expression, such as gene transfer and gene analysis technologies. For example, the Company has utilized its capabilities in cloning and expression to launch its GeneStorm product line, which facilitates functional genomics studies. By continuing to introduce new, complementary products the Company believes it can enhance its position in its current core markets while targeting additional high-growth market segments.

- CAPTURE ADDITIONAL VALUE THROUGH SERVICES AND OUT-LICENSING. The Company believes its technologies in gene cloning and expression provide significant opportunities to develop high margin services and out-licensing arrangements. Through Invitrogenomics, the Company will continue to use its high-throughput gene expression technology to develop a proprietary library of full-length genes, which can be licensed and sold to corporate partners for drug discovery and other commercial development activities. In addition, the Company plans to utilize its high-throughput capabilities to rapidly clone and expression test thousands of genes for corporate customers in drug development and agriculture.

The Company seeks to carry out its business strategies by locating and in-licensing, or by developing on its own, promising technologies that can be rapidly commercialized as products or services. The Company also intends to out-license its technologies to customers wishing to use them in other fields of use, as well as combining its own research and development expertise with the technologies of corporate partners to participate in processes such as drug discovery. In addition, the Company will consider acquisitions of complementary companies or technologies.

INVITROGEN PRODUCTS AND SERVICES

    The Company currently offers over 250 gene identification, gene cloning, gene expression and gene analysis products and services. The following table describes the Company's top ten products, as well as the leading product lines in its key areas of focus:

 -------------------------------------------------------------------------------------------
                                GENE IDENTIFICATION PRODUCTS
 FastTrack 2.0 Kit          This kit simplifies isolation of pure, full-length mRNA directly from cells or tissue in three hours, as opposed to the two days required for conventional methods.
 Micro-FastTrack Kit        This kit is a modified version of the FastTrack Kit, optimized for improved results when isolating mRNA from small sample sizes.
 Discovery Line             Northern Territory mRNA and total RNA blots, Gene Pool cDNA and
                            Discovery Line mRNA, total RNA and premade cDNA libraries have been created from a variety of hard-to-obtain human normal, fetal and tumor tissue sources and are sold ready-to-use,
                            enabling researchers not trained in these gene identification techniques to begin their studies with high quality materials.
 -------------------------------------------------------------------------------------------
                                   GENE CLONING PRODUCTS
 TA Cloning Kit             This kit enables fast, efficient cloning of PCR products
                            generated using TAQ polymerase, which is used by the majority of researchers, by eliminating intermediate steps required by conventional PCR cloning methods, like special PCR primers, modifying enzymes, DNA purification and restriction digestion.
 TOPO TA Cloning Kit        This improved version of the TA Cloning Kit utilizes
                            topoisomerase in the ligation reaction, reducing the time
                            required for this step from 12 hours to only 5 minutes.
 TOPO TA Cloning Kit--      The cloning vector in this version of the TOPO TA Cloning Kit
 Dual Promoter              contains promoters in opposite orientations, enabling
                            researchers to generate both sense and anti-sense transcripts of their cloned PCR product.
 Zero Blunt PCR Cloning     This kit enables researchers to efficiently clone blunt-ended
 Kit                        PCR products by employing a lethal gene that prevents bacterial growth unless the cloning reaction was successful.

 -------------------------------------------------------------------------------------------
                                  GENE EXPRESSION PRODUCTS
 Expression Vectors         These kits comprise the world's largest collection of expression vectors for bacterial, yeast, insect and mammalian cells.
                            Choices in each host type include various promoters, selectable markers, epitope tags and targeting sequences.
 MaxBac Baculovirus         This complete kit provides researchers with all required
 Expression System          components to perform gene expression in insect cells (including vectors, cell lines, viral stocks, growth media, transfection reagents and protocols).
 Ecdysone-Inducible         This system provides tightly controlled, inducible expression in
 Mammalian Expression       mammalian cells, allowing researchers to study the effects of a
 System                     particular protein by turning on and off its expression whenever desired.
 -------------------------------------------------------------------------------------------
                                   GENE ANALYSIS PRODUCTS
 GeneStorm Expression-      Researchers can purchase the exact gene they wish to study,
 Ready Clones               already cloned into a quality vector and tested to verify that it expresses protein.
 Hybrid Hunter Systems      These systems are complete kits for the IN VIVO detection of protein-protein and RNA-Protein interactions and have been designed to help reduce false positives.
 -------------------------------------------------------------------------------------------
                                      SUPPORT PRODUCTS
 One Shot INVALPHAF',       These three different bacterial strains are sold ready-to-use
 TOP10F' and TOP10          for cloning and expression experiments to transfer vectors into
 Competent E. COLI          bacteria. They are packaged in convenient, single-use aliquots to prevent loss of efficiency caused by freeze-thaw cycles.
 Zeocin Antibiotic          This antibiotic quickly and completely kills mammalian, yeast and bacterial cell lines, enabling researchers to eliminate all cells that do not contain vectors with the SH BLE antibiotic resistance gene.
 -------------------------------------------------------------------------------------------
                                     RESEARCH SERVICES
 Invitrogenomics            Invitrogenomics offers a variety of functional genomics and molecular biological services, including high-throughput gene cloning and gene expression.

  GENE IDENTIFICATION PRODUCTS

    FASTTRACK 2.0 AND MICRO-FASTTRACK KITS. These kits provide researchers with all of the reagents needed to quickly isolate mRNA directly from cells, tissue or total RNA samples. The two products differ from one another in that the protocol and materials configuration of the Micro-FastTrack Kit have been optimized for isolation from small sample sizes. These kits contain all required buffers, oligo(dT) cellulose resin and spin columns.

    For each product, the researcher begins by placing the sample in Lysis Buffer to break open the cells. The inside material, or cell lysate, is applied to an oligo(dT) cellulose resin, which binds the mRNA. This resin is transferred to a spin column, then Wash Buffer is added and spun through the resin with a microcentrifuge to remove materials other than the mRNA. An Elution Buffer is then spun through the resin to remove the mRNA and complete the procedure.

    These products were the first to enable researchers to isolate mRNA directly from cells and tissue, eliminating the need to first isolate total RNA, which has reduced the time required from two days to three hours. The kits have also eliminated the use of hazardous chemicals like guanidinium isothiocyanate and the need for expensive equipment like ultracentrifuges.

    THE DISCOVERY LINE. One of the first steps for researchers performing gene identification studies is to isolate mRNA from a chosen sample. However, if the sample is of poor quality or the mRNA isolation done improperly, downstream experiments that rely on undegraded mRNA will not provide accurate results. Invitrogen has recognized the absolute necessity for using quality materials and responded by providing researchers with Discovery Line mRNA and total RNA, Northern Territory mRNA and total RNA blots, Gene Pool cDNA and Discovery Line pre-made cDNA libraries. Isolations of mRNA and total RNA are performed from hard-to-obtain human normal, fetal and tumor tissue samples. The mRNA and total RNA is then sold ready-to-use or used to create ready-to-use Northern blots, cDNA for PCR and cDNA libraries. This enables researchers to use high quality materials and to study the similarities and differences between normal, fetal and cancerous tissues. These products save researchers time and effort because the upstream experiments required to prepare these materials as well as the failures caused by working with inferior materials are eliminated.

  GENE CLONING PRODUCTS

    TA CLONING KIT. This kit enables researchers to clone Taq polymerase-generated PCR products quickly and efficiently. The kit contains prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers and enzyme for cloning.

    To clone with the TA Cloning Kit, researchers perform a normal PCR reaction, add a portion of it to a tube that contains TA Cloning vector and T4 DNA ligase in a ligation buffer, then incubate this ligation reaction for 10-12 hours, or overnight. This reaction is then added to a tube of competent bacteria, which are then plated onto an agar plate. The plates are incubated for a day to allow colonies to form. Colonies are then picked based on a color selection method--positive colonies, or those that have incorporated PCR product, are white, while negatives are blue. DNA is then isolated from positive colonies to verify that the cloning was successful and to determine the orientation of the PCR product that inserted into the vector.

    The TA Cloning Kit is faster and more efficient than conventional PCR cloning techniques because it takes advantage of the single base A overhangs that are added automatically to PCR products by TAQ polymerase, the polymerase most frequently used for PCR, rather than relying on additional steps to remove these overhangs or add sticky overhangs. Among these steps are the addition of extra bases to the PCR primers to add restriction sites, which makes these primers more expensive and less specific than normal primers, purification of the PCR products after they are generated, restriction digestion of the PCR products and inactivation of the restriction enzyme. Moreover, the restriction method requires that the entire sequence of PCR products be known prior to cloning. The TA Cloning Kit offers a better cloning efficiency than the restriction method, as well as providing blue/white color to indicate positive clones. Quality Control specifications for the TA Cloning Kit require that each manufactured lot achieve a minimum cloning efficiency of 90%, whereas the restriction method typically yields only 50-60%.

    The Company is a co-owner of a granted patent to the TA Cloning method with Molecular Biology Resources, Inc. and has exclusive rights to its use for commercial purposes.

    TOPO TA CLONING AND TOPO TA CLONING--DUAL PROMOTER KITS. These two kits are improved versions of the TA Cloning Kit. They both contain prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers for cloning.

    Both of these kits use and take advantage of the TA Cloning method described above, but also utilize a technology called TOPO Cloning. This method uses an enzyme called topoisomerase to mediate the ligation of PCR products into the cloning vector, rather than T4 DNA ligase. This reduces the ligation step to only five minutes, as opposed to a 12 hour or overnight ligation. TOPO Cloning, therefore, saves researchers a full day as they are able perform their ligation reaction and transform it into bacteria on the same day. The TOPO Cloning--Dual Promoter Kit has a vector that contains transcriptional promoters in both orientations, which enables researchers to make both sense and anti-sense RNA transcripts from the same cloned insert. In other vectors, to achieve this the insert would need to be cloned twice, once in each direction, a less efficient and lower yield process. Invitrogen is the exclusive worldwide licensee to all rights in all fields to a patent granted to Sloan-Kettering Institute for Cancer Research for the TOPO Cloning method.

    ZERO BLUNT PCR CLONING KIT. When DNA fragments do not contain sticky overhangs, which is termed as being blunt, they do not have exposed nucleotide bases with which to form base pairs with a cloning vector. This makes blunt-ended cloning a very inefficient process. Invitrogen has solved this problem through the use of the lethal ccdB gene, or control of cell death, which prevents colonies from growing unless they have successfully incorporated a DNA fragment. Incorporation occurs in the middle of the lethal gene, so these clones can grow because they have disrupted expression of the lethal gene. While the actual cloning efficiency remains low, because the negative colonies cannot grow, the effective efficiency is very high. The Zero Blunt PCR Cloning Kit enables researchers to clone blunt-ended PCR products, which are generated by thermostable polymerase like Pfu. It contains a prepared cloning vector, competent cells for transferring the vector into after the cloning reaction and all required buffers.

    Using the Zero Blunt PCR Cloning Kit is much like using the TOPO TA Cloning Kits. Researchers perform PCR as normal, add the PCR products to the prepared cloning vector, wait five minutes, transform the competent bacteria, then plate out the bacteria and wait overnight for colony growth. Because of the lethal gene, nearly all colonies that grow contain an insert. DNA is then isolated from the colonies to verify that the cloning was successful. The advantage of the Zero Blunt PCR Cloning Kit is that it improves the effective cloning efficiency of blunt-ended cloning and prevents researchers from having to use other, more difficult techniques.

  GENE EXPRESSION PRODUCTS

    EXPRESSION VECTORS. The Company provides researchers with an extensive collection of gene expression vectors and complete expression systems, enabling researchers to express genes in a variety of host organisms, as well as IN VITRO. Because of their differing posttranslational modification characteristics, different hosts produce a slightly different variant of the same protein. By combining results obtained from experiments performed in different hosts, researchers can slowly piece together how a gene's expression is regulated and what functions its protein performs in the context of the entire organism. The kit contains an expression vector, another expression vector with a cloned reporter gene that serves as a positive control, a vial of bacteria, complete protocols and the entire vector sequence.

    Depending on their purpose, expression vectors can contain many different elements, each of which provides a specific function. Various combinations of the individual elements are used to create vectors with unique functions. The Company offers the broadest line of expression vectors in the market, providing researchers with the ability to perform various types of experiments in different hosts to reach a conclusion. In addition, several of the Company's vectors contain elements that are available exclusively from the Company.

    MAXBAC BACULOVIRUS EXPRESSION SYSTEM. This kit is a complete system that provides researchers with all of the reagents needed to express protein in insect cells using recombinant baculovirus. This includes expression vectors, insect cell lines, baculovirus stocks, growth media, transfection reagents and complete protocols.

    Insect cells are chosen as a host organism because they produce high-levels of protein and are simple and inexpensive to grow. Also, the posttranslational modifications performed by insect cells are well understood and are similar to those of mammalian cells. This enables researchers to study proteins using a system that is similar to, but simpler and cheaper to use, than mammalian cells.

    ECDYSONE-INDUCIBLE MAMMALIAN EXPRESSION SYSTEM. This system provides tightly controlled, inducible expression in mammalian cells, allowing researchers to study the effects of a particular protein by turning on and off its expression whenever desired. The kits contain an expression vector, a control vector, sequencing primers, a supply of Zeocin antibiotic, an inducing agent and a complete protocol. The system utilizes a promoter that has an extremely low basal level of expression until an inducing agent is added to the media. Protein expression then increases over 200-fold.

    The advantage of inducible expression is that it enables researchers to study the effects of the expression of a particular protein. Most promoters used in expression vectors cause protein to be expressed constitutively, or all the time. Inducible promoters allow researchers to study the physiological effects caused by the recombinant protein by turning expression on and off and observing how the cells respond.

  GENE ANALYSIS PRODUCTS

    GENESTORM EXPRESSION-READY CLONES. The Company has created a large collection of cloned yeast and human genes with its high-throughput gene cloning and expression technology. The entire yeast genome, over 6,000 genes, has been cloned into both yeast and mammalian expression vectors. These vectors are then tested for protein expression. The Company is currently cloning human gene families that are likely to be of importance in various disease states, like kinase genes involved in cell signaling pathways. To date the Company has assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins.

    GeneStorm Clones enable researchers to purchase the exact gene they wish to study and go directly to expression studies, bypassing the laborious procedures required to clone and test the gene for expression. The genes are cloned into the same high quality, multi-functional expression vectors the Company sells to its customers and uses in Invitrogenomics research.

    HYBRID HUNTER SYSTEMS. Molecular interaction is a technique used to determine if various molecules are able to bind to, or interact with one another. Because most cellular processes are mediated through pathways of many proteins, determining if a given protein interacts with other proteins or nucleic acid molecules is one of the keys to understanding its function. The Company offers products for determining both protein-protein and protein-RNA interactions. These studies are performed in yeast because its cells are similar to, but far simpler than, mammalian cells. The kit contains "bait" and "prey" expression vectors, yeast strains, positive and negative control vectors, sequencing primers, a supply of Zeocin antibiotic and complete protocols.

    Molecular interaction systems work by using reporter genes that are expressed only if an interaction occurs. The gene for the protein being studied is cloned into a "bait" vector that also contains the reporter gene. A second gene, or an entire library of genes, is cloned into a second vector, called a "prey" vector. The prey vector contains a transcriptional activator. If the proteins expressed from the bait and prey vectors interact with one another, the transcriptional activator is brought into close proximity of the reporter gene. This causes the reporter gene to express its protein. Cells that express the reporter gene indicate that they contain a prey vector that is interacting with the bait. The gene in the prey vector is then isolated and used for further expression and molecular interaction studies.

    With an estimated 100,000 genes in a human cell, each capable of producing several different mRNA molecules and proteins due to differential splicing, there are billions of potential nucleic acid and protein interactions. Designing methods that are sensitive enough to detect actual interactions, yet that do not signal false interactions, has challenged suppliers of gene analysis systems. Because the study of each interaction is extremely time consuming, researchers need assays which are highly sensitive yet extremely accurate, or they will waste their time, money and efforts trying to study interactions that do not actually exist. Invitrogen's Hybrid Hunter Systems have been designed using technologies that help prevent the occurrence of false interactions.

  SUPPORT PRODUCTS

    ONE SHOT INVALPHAF', TOP10F' AND TOP10 COMPETENT E. COLI. Nearly all molecular biology techniques, including gene cloning and gene expression, require that researchers be able to propagate vector in E. COLI bacteria. Invitrogen sells many different bacterial strains, each with different characteristics used by researchers depending on the experiment to be performed. Invitrogen's best selling bacteria are competent, meaning that they have been processed in a manner that makes them able to bring vector in from outside their cell wall.

    Placing a vector into bacteria is termed transformation. The most common method to do this is to make cells chemically competent by growing them in a series of buffers. After this procedure, competent cells can be frozen and stored for later use. Competent cells can take up vector from outside their cell wall. All that researchers need to do to transform competent bacteria is to thaw them and combine the vector and the competent bacteria in a test tube. Vectors usually contain an antibiotic resistance gene, so an antibiotic is then used to kill the cells that did not take up vector.

    Invitrogen's One Shot Competent E. COLI are sold ready-to-use and are packaged in convenient, single-use aliquots. Researchers thaw the bacteria and add vector directly to the tube, using the tube's entire contents. This prevents the researcher from having to aliquot competent cells into tubes and refreezing the unused cells. Aliquoting and freeze-thaw cycling greatly reduce the competency of bacteria, so this convenient packaging not only saves time, it ensures better results. Because of this, One Shot Competent E. COLI are included in all of the Company's PCR Cloning Kits. The popularity of One Shot products stems in great part from researchers first using the Company's PCR Cloning Kits, then buying the One Shot products separately for all of their transformation procedures.

    ZEOCIN ANTIBIOTIC. This antibiotic quickly and completely kills mammalian, yeast and bacterial cell lines. Researchers buy it to use for selection of the many different expression vectors the Company sells that contain the Sh ble antibiotic resistance gene. Invitrogen also sells cassette vectors that enable researchers to easily move the Sh ble gene into other vectors.

    After transformation or transfection, which is transformation of non-bacterial cells, researchers add Zeocin to the media to kill cells that have not taken up vector with a Sh ble gene. The cells that grow are homogeneous in that they all contain vector. Having a homogeneous population is important when performing expression experiments because cells without vector will have different characteristics than those that do, causing inaccurate results.

    The Zeocin antibiotic offers researchers advantages over other antibiotics. Its selection is relatively fast, enabling the researcher to begin expression studies with a homogeneous, or stable, cell line sooner. Because the antibiotic and the gene of interest may be causing physiological effects during selection, it is advantageous for it to occur as quickly as possible. Secondly, Zeocin and the Sh ble gene function in bacteria as well as yeast and mammalian cells. Most antibiotics function in only one host type. This forces the construction of vectors that contain one resistance gene for bacteria and another for the other host, which increases the size of the vector. Increased vector size makes nearly everything that is done with vectors (including propagation, cloning, transformation and transfection) less efficient. Finally, Zeocin uses a different mode of action than other commonly used antibiotics, like G418 and hygromycin B. This enables researchers to select more than one vector at the same time.

  INVITROGENOMICS

    The Company has developed a high-throughput gene cloning and expression technology by scaling up the Company's proprietary TOPO TA Cloning technology. The Company believes this technology can provide significant opportunities to develop new license, service and product opportunities. Through Invitrogenomics, the Company plans to utilize its high-throughput capabilities to rapidly clone and expression test thousands of genes for corporate customers in drug development and agriculture. To date, the Company has assembled a collection of over 1,700 full-length cloned human genes that express their encoded proteins. The Company will continue to use its technologies to develop a proprietary library of full-length genes, which can be sold and licensed to corporate partners for drug discovery and other commercial development activities.

    The Company intends to focus the activities and technology of Invitrogenomics on two important business opportunities. First, as genome sequencing efforts accelerate, pharmaceutical, biotechnology and agricultural firms will wish to analyze the large amounts of data to isolate gene targets of relevance as quickly as possible. To do so, these companies will need to conduct cloning and expression testing on a large scale. Invitrogenomics will use its high-throughput technology and personnel to provide gene cloning and expression services for corporate partners on a contract basis. Second, as Invitrogen builds upon its library of patented cloned full-length genes and expression vectors for use in drug and agricultural biotechnology discovery efforts, the Company expects licensing and research kit revenue opportunities to increase.

    The Company's Invitrogenomics effort is currently staffed with 24 personnel, primarily in research and development, manufacturing and marketing. Business development activities are conducted primarily by the senior management of Invitrogen.

TECHNOLOGY AND PRODUCT DEVELOPMENT

    Invitrogen focuses its technology and product development on expanding its existing product lines and developing innovative new products in areas where it has expertise and has identified substantial unmet market needs. The Company seeks to introduce products that can be manufactured and marketed profitably by continuing to develop products that are not regulated by government agencies such as the Food and Drug Administration ("FDA"). In addition to the Company's internal technology and product development programs, the Company aggressively in-licenses and acquires technology and intellectual property. Research institutions seeking to license their technologies are attracted to Invitrogen's ability to package innovations as convenient and cost-effective research kits and to introduce those kits to the market. Company employees also actively stay abreast of industry developments to identify and acquire innovative technologies from researchers and research institutions throughout the world.

    The Company spent $5.3 million, $4.4 million and $2.6 million on research and development activities during the nine months ended September 30, 1998 and the years ended December 31, 1997 and 1996, respectively. No material portion of this investment in research and development was sponsored by customers.

SALES AND MARKETING

    Invitrogen currently markets its products in over 30 countries throughout the world. The Company and its subsidiary, Invitrogen B.V., sell its products directly to customers in the United States, Canada, Germany, France, the United Kingdom and 16 other countries throughout the world. In addition, the Company utilizes specialized distributors to market its products in more than 13 other countries. As of November 30, 1998 Invitrogen employed 55 highly trained and skilled people in its sales and marketing department to market its products and provide customer support and service. Over 70% of the sales and marketing staff have degrees in biological sciences and over 40% have advanced degrees.

    Invitrogen's sales strategy has been to employ scientists to work as its technical sales representatives. Due to the highly technical nature of its products, the Company believes that scientists trained to work with customers are far more valuable than salespeople trained to sell scientific products. Each technical sales representative has an extensive background in molecular biology, including time spent in the laboratory doing research prior to being hired by the sales department. A thorough knowledge of molecular biological techniques and an understanding of the research process allows the Company's sales representatives to become advisors, acting in a consultative role with their customers. Invitrogen's use of technical sales representatives also enables the Company to better identify unmet market needs and new technologies that the Company can license and develop into new products.

    Invitrogen's marketing departments at its U.S. and European headquarters combine various types of media and methods to inform customers of new product developments and enhancements to existing products. The Company advertises in the most prominent scientific journals, publishes a yearly catalog, a bi-monthly newsletter, and conducts direct mail campaigns to researchers in the U.S. and Europe. The Company also reaches a broad range of scientists by hosting an annual symposium, presenting at scientific seminars and exhibiting at scientific meetings. The Company's website allows researchers to view an on-line catalog, place orders, download all of the Company's technical manuals and vector sequences, read the Company newsletter and participate in interactive forums and discussion groups.

MANUFACTURING

    Invitrogen's U.S. manufacturing facilities occupy approximately 15,000 square feet of its Carlsbad, California facility. Its seven manufacturing cells are responsible for the complete production, quality testing and process improvements of the products they produce. The plant engineering department supports the manufacturing department with equipment maintenance and repair. The manufacturing processes include Quality Control testing of all products to ensure that every product meets or exceeds its minimum specifications and Quality Assurance testing of purchased materials that will be used in products.

TECHNOLOGY LICENSING

    Many of the Company's products are manufactured or sold pursuant to license agreements under which it pays royalties to the licensor based upon a percentage of the sales of products containing the licensed materials or technology. Although the Company has increasingly emphasized its own research and development in recent periods, it believes its ability to in-license new technologies from third parties is and will continue to be critical to its ability to offer new products. The Company's ability to compete as an innovator in the development of molecular biology research products and services depends in part on its ability to convince inventors that it can successfully commercialize their new technologies. The Company's significant licenses or exclusivity rights expire at various times during the next fifteen years. These licenses include:

    TA CLONING. The Company co-owns the patents on this cloning method with Molecular Biology Resources ("MBR"), formerly Molecular Chimerics Corporation, of Milwaukee, Wisconsin. Ordinarily, patent owners in the United States may freely exploit jointly-owned technologies independently of one another, without any payments or accounting to the other. Invitrogen has obtained from MBR the exclusive rights to the technology anywhere in the world for cloning purposes in exchange for an initial licensing fee and commitments to make royalty payments based on sales of vectors and kits which facilitate use of this cloning method.

    TOPO CLONING. This patented technology significantly accelerates gene cloning and is an enhancement to the Company's TA Cloning products, among others. It was invented by Dr. Stewart Shuman working at the Sloan-Kettering Institute for Cancer Research ("SKI"), which owns the patents. In 1997 the Company obtained exclusive worldwide rights to commercialize this technology for all purposes. The Company paid certain initial fees to SKI, and continues to pay royalties on sales of products designed to use this enhanced cloning method. These royalties depend in part on the type of product sold and the level of annual sales. The Company has also committed to minimum yearly royalty payments to SKI. Sublicenses may be granted to third parties with a portion of the sublicense income payable to SKI. Additionally, the Company has reimbursed SKI for costs of patent prosecution, and has agreed to pay for future patent prosecution in exchange for the right to prepare and control the ongoing patent applications.

    ZEOCIN AND ZEOCIN RESISTANCE. In 1994, the Company obtained from CAYLA of Toulouse, France, exclusive worldwide rights to use a patented gene that confers resistance to certain antibiotics including Zeocin. The Company paid an up-front fee to CAYLA, and pays royalties on sales of kits and vectors containing this gene. The Company also made minimum royalty commitments to CAYLA, which grow at a fixed rate from year to year, in exchange for the exclusive rights. In addition, the Company purchases the Zeocin antibiotic from CAYLA at a price to be set each year, and has agreed that its purchases will also grow, in order to obtain most-favored pricing terms.

    ZERO BACKGROUND. Invitrogen licensed the CCDB or Zero Background gene, used for selection of successful clones, from the Universite Libre de Bruxelles in 1995. This license grants the Company exclusive rights to use this patented "lethal gene" technology for commercial purposes in all fields worldwide. The Company paid an initial license fee and reimbursed certain patent costs of the University and pays a royalty on sales of products containing the lethal gene. In order to maintain the exclusive rights, the Company pays minimum royalties each year. The Company is also responsible for reimbursing the University's patent prosecution costs for this technology, up to a fixed cap.

    Taq AND PCR. Probably the most pervasive and essential tool in molecular biology today, the Polymerase Chain Reaction (PCR), enables researchers to target and amplify, or copy in large numbers, certain portions of DNA. This technique, and certain aspects of TAQ polymerase, which is an essential reagent in PCR, are patented and now owned by F. Hoffmann-La Roche, Ltd. of Basel, Switzerland. The Company recently obtained a non-exclusive license to use TAQ polymerase and PCR in its research efforts as well as non-exclusive rights to make and sell TAQ to the research community. The Company paid an initial license fee for these rights and also pays royalties which are calculated using both sales of products and the use or sale of TAQ. The Company granted F. Hoffmann-La Roche the right to negotiate for a license to make and sell any competing enzyme the Company may develop in the future. Prior to obtaining this license, the Company purchased TAQ from authorized sources in order to have the rights to use PCR for its research.

    In addition to these licenses, the Company maintains a portfolio of exclusive, co-exclusive and non-exclusive rights to make, use and/or sell many of the various technologies underlying its products and services. Depending upon factors including the scope of rights granted, the usefulness and commercial potential of the technology and whether the rights are exclusive, the Company provides various financial and other consideration to the patent holder or the holder of senior license rights. Typically, the Company's other licenses include an initial license fee and continuing royalties. Some licenses also include payments at certain milestones, E.G., at the first commercial sale of a product. Many licenses, especially exclusive licenses, call for certain minimum royalty payments each year. A license will often contain other undertakings by the Company, such as a commitment to diligently pursue development and marketing of commercial products utilizing the licensed technology.

    There can be no assurance that the Company will be able to continue to successfully identify new technologies developed by others. Even if the Company is able to identify new technologies of interest, it may not be able to negotiate a license on favorable terms, or at all. Some of the Company's licenses do not run for the length of the patent. The Company may not be able to renew its existing licenses on favorable terms, or at all. If the Company loses the rights to patented technology, it may need to redesign its products or it may lose a competitive advantage. Potential competitors could in-license technologies that the Company fails to license and potentially erode its market share for certain products.

    The Company's licenses typically subject it to various commercialization, sublicensing and other obligations. If the Company fails to comply with these requirements it could lose important rights under a license, such as the right to exclusivity in a certain market. In some cases, the Company could also lose all rights under a license. In addition, certain rights granted under the license could be lost for reasons out of the Company's control. For example, the licensor could lose patent protection for a number of reasons, including invalidity of the licensed patent. The Company does not receive significant indemnification from a licensor against third party claims of intellectual property infringement.

PATENTS AND PROPRIETARY TECHNOLOGIES

    Invitrogen considers the protection of its proprietary technologies and products for molecular and cellular biology research to be important to the success of its business. The Company relies on a combination of patents, licenses and trademarks to establish and protect its proprietary rights in its technologies and products. The Company currently owns two issued patents in the United States and four issued patents in other major industrialized nations, and owns or controls over 15 pending patent applications. Generally, U.S. patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995 and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application.

    The Company's success depends to a significant degree upon its ability to develop proprietary products and technologies. It is critically important to the Company's success that it adequately protect the intellectual property associated with these products and technologies. The Company intends to continue to file patent applications as it develops new products and technologies. Patents provide some degree of protection for the Company's intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws governing the scope of patent coverage and the periods of enforceability of patent protection continue to evolve, particularly in the areas of molecular biology of interest to the Company.

    Patent applications in the United States are maintained in secrecy until patents issue. Also, publication of discoveries in the scientific or patent literature tend to lag behind actual discoveries by at least several months. As a result, there can be no assurance that patents will issue from any of the Company's patent applications or from applications licensed to the Company. There can be no assurance that the scope of any of its issued patents will be sufficiently broad to offer meaningful protection. In addition, the Company's issued patents or patents licensed to the Company could be successfully challenged, invalidated or circumvented so that the Company's patent rights would not create an effective competitive barrier. The Company's intellectual property positions involve complex legal factual questions and may be uncertain.

    The Company relies in part on trade secret protection of its intellectual property. It attempts to protect the Company's trade secrets by entering into confidentiality agreements with third parties, employees and consultants. However, these agreements can be breached and, if they were, there may not be an adequate remedy available to the Company. Also, the Company's trade secrets might become known to a third party through means other than by breach of the Company's confidentiality agreements, or they could be independently developed by the Company's competitors.

COMPETITION

    The markets for the Company's products are very competitive. The Company expects the intensity of competition to increase. Currently, the Company competes primarily with other life sciences research products suppliers. Many of its competitors have greater financial, operational, sales and marketing resources, and more experience in research and development than the Company. These competitors and other companies may have developed or could in the future develop new technologies that compete with the products of the Company or which could render the Company's products obsolete.

    Competitors offer a broad range of equipment, laboratory supplies and other products, including research products that compete with those of the Company. The Company believes that customers in its markets display a significant amount of loyalty to their initial supplier of a particular product. Therefore, the Company may experience difficulties in generating sales to customers who initially purchased products from competitors. Similarly, the Company believes that there is a significant competitive advantage in being the first to introduce a new product to market. Accordingly, the Company believes that to compete effectively, it will need to consistently be first to market with important new research products and services. To the extent that it is unable to be the first to develop and supply new products, its competitive position will suffer. See "Risk Factors--Highly Competitive Market."

GOVERNMENT REGULATION

    Invitrogen is not subject to direct governmental regulation other than the laws and regulations generally applicable to businesses in the jurisdictions in which it operates, including those governing the handling and disposal of hazardous wastes and other environmental matters. Invitrogen's research and development activities involve the controlled use of small amounts of hazardous materials, chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with applicable regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for resulting damages; such liability could have a material adverse effect on the Company. However, the Company does not expect that compliance with the governmental regulations to which it is subject will have a material effect on its capital expenditures, earnings or competitive position.

EMPLOYEES

    As of November 30, 1998, Invitrogen employed 225 persons, of whom 34 hold Ph.D. or M.D. degrees and 22 hold other advanced degrees. Approximately 61 employees are engaged in research and development, 55 in sales and marketing, 63 in manufacturing and 46 in supporting business development, intellectual property, finance and other administrative functions.

    The Company's success will depend in large part upon its ability to attract and retain employees. Invitrogen faces competition in this regard from other companies, research and academic institutions, government entities and other organizations. The Company believes that it maintains good relations with its employees.

FACILITIES

    The Company leases an approximately 60,000 square foot facility in Carlsbad, California for its headquarters, as well as the base for marketing and product support operations, research and development and manufacturing activities. The Company believes that adequate facilities will be available upon the conclusion of its lease. The Company also owns an approximately 17,000 square foot facility in the Netherlands to support sales and distribution in Europe.

LEGAL PROCEEDINGS

    From time to time the Company has been and expects to be involved in legal proceedings arising from its ordinary business operations. None of the proceedings that are currently pending are expected to have a material adverse effect on the Company or its business operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information concerning directors and executive officers of the Company as of November 30, 1998:

NAME                                      AGE                                    POSITION
Lyle C. Turner......................          45   President, Chief Executive Officer and Chairman of the Board of
                                                     Directors

Theodore J. DeFrank.................          37   Chief Operations Officer

Joseph M. Fernandez.................          39   Senior Vice President of Business Development, Secretary and Director

James R. Glynn......................          52   Senior Vice President, Chief Financial Officer and Director

Donald W. Grimm.....................          57   Director

Kurt R. Jaggers(1)(2)...............          40   Director

Bradley G. Lorimier.................          53   Director

Jay M. Short, Ph.D.(2)..............          40   Director

Lewis J. Shuster(1).................          43   Director

------------------------------
(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    LYLE C. TURNER, a founder of the Company, has served as President, Chief Executive Officer and Director since February 1988. Previously, Mr. Turner served as Director of Sales and Marketing at Stratagene, a life science research company, from January 1987 through February 1988, and as Technical Sales Specialist at Boehringer Mannheim Corp., a pharmaceutical company, from June 1985 to January 1987. From September 1981 through May 1985, Mr. Turner worked at Syntro Corporation, an animal health company, at which his final position was Manager of Business Development. Mr. Turner received his B.A. in Chemistry from the University of California, San Diego.

    THEODORE J. DEFRANK joined the Company as its Chief Operations Officer in January 1996. From September 1986 to December 1995 Mr. DeFrank was employed by Stratagene in various positions including Vice President/Director of Operations, New Product Manager and Manufacturing Manager. Mr. DeFrank received his B.A. in biochemistry from the University of California, San Diego.

    JOSEPH M. FERNANDEZ, a founder of the Company, has served as Senior Vice President, Business Development since February 1993. He has been a member of the Board of Directors and an executive officer of the Company since April 1988. From April 1988 through February 1993, Mr. Fernandez served as Director of Sales and Marketing for Invitrogen. From September 1987 to April 1988 he served as a Research Associate at Scripps Clinic and Research Foundations, a non-profit research organization. From May 1986 to September 1987 Mr. Fernandez was employed at Stratagene where he managed Technical Services in the Marketing Department. Mr. Fernandez received his B.A. in Biology at Hiram College in Ohio and did graduate work in the Microgenetics Department at Bowling Green State University, also in Ohio.

    JAMES R. GLYNN has served as Senior Vice President, Chief Financial Officer and Director of the Company since June 1998 and served as Director in 1995. From July 1995 to May 1997 he served as Senior Vice President and Chief Financial Officer and from May 1997 to July 1998 as Chief Operating Officer, Chief Financial Officer and Director of Matrix Pharmaceutical, Inc., a company focusing on the treatment of cancer. Mr. Glynn served as Executive Vice President, Chief Financial Officer and

Director of Mycogen Corporation, an agribusiness and biotechnology company, from April 1987 to February 1995. From 1982 to 1987 Mr. Glynn was Vice President, Finance and Treasurer of Lubrizol Enterprises, Inc., a venture development company. He is currently a Director of Matrix Pharmaceutical, Inc. in addition to his positions with the Company. Mr. Glynn received his B.B.A. in accounting from Cleveland State University. Mr. Glynn is currently a Director of a private company.

    DONALD W. GRIMM has served as Director of the Company since June 1998. Mr. Grimm retired from Eli Lilly & Company, a research-based pharmaceutical company, after 23 years of service. Mr. Grimm held positions at Eli Lilly as Director of Worldwide Pharmaceutical Pricing, Director of Pharmaceutical Market Research, and Director of Sales. From September 1987 to December 1993, Mr. Grimm served as President, CEO and Chairman of Hybritech, Inc., a company involved in physical and biological research. From June 1994 to December 1994, Mr. Grimm served as President, CEO and Director of Telios Pharmaceuticals, a pharmaceutical company. Mr. Grimm received his B.S. in Pharmacy and M.B.A. from the University of Pittsburgh. Mr. Grimm is currently a Director of several private companies and non-profit organizations.

    KURT R. JAGGERS has served as a Director of the Company since June 1997. Mr. Jaggers has served as a Managing Director of TA Associates, Inc. ("TA Associates"), an equity investment firm, since January 1997. He has also served as a Principal for TA Associates from 1993 to 1996, and as Vice President of that firm from 1990 to 1992. Mr. Jaggers attended Stanford University, receiving a B.S. degree and M.S. degree in electrical engineering, and a M.B.A. degree. He is currently a Director of JDA Software Group, Inc., a software development company, as well as several private companies.

    BRADLEY G. LORIMIER has served as a Director of the Company since November 1998. Mr. Lorimier has been retired since July 1997. From March 1994 to July 1997 Mr. Lorimier served as Senior Vice President, Business Development and Director of Human Genome Sciences, Inc., a pharmaceutical company. From July 1991 to March 1994 Mr. Lorimier served as Vice President, Corporate Development of Ortho-McNeil Pharmaceutical, Inc., a subsidiary of Johnson & Johnson, a pharmaceutical manufacturing company. He is also currently a Director of Matrix Pharmaceutical, Inc. as well as several private companies.

    JAY M. SHORT has served as Director of the Company since February 1995. Dr. Short presently serves as President, Chief Technology Officer and Director of Diversa Corporation, a biotechnology research company. From September 1985 to September 1994 Dr. Short held various positions at Stratagene including Vice President, Research and Development & Operations and Senior Staff Scientist. Previously, he was President of Stratacyte Inc., a molecular biology company. Dr. Short received his Ph.D. in Biochemistry from Case Western Reserve University. Dr. Short is currently a Director of StressGen Biotechnologies Corporation, a biopharmaceutical company, and Diversa Corporation.

    LEWIS J. SHUSTER has served as a Director of the Company since June 1998. Mr. Shuster is presently Executive Vice President and Chief Financial Officer of Pharmacopeia, Inc., a pharmaceutical and biotechnical research company, a position he has held since November 1994. From September 1992 to November 1994 Mr. Shuster served as Executive Vice President, Operations and Finance of Human Genome Sciences, Inc., a pharmaceutical company. Mr. Shuster received his M.B.A. from Stanford University Graduate School of Business and his B.A. from Swarthmore College. He is currently a Director of US Biomaterials Corporation, a private biomedical company.

    The Company currently has authorized nine directors. In accordance with the terms of the Company's Restated Certificate of Incorporation (the "Certificate"), effective upon the closing of this offering, the terms of office of the directors will be divided into three classes: Class I, whose term will expire at the annual meeting of stockholders to be held in 1999 or special meeting held in lieu thereof, Class II, whose term will expire at the annual meeting of stockholders to be held in 2000 or special meeting held in lieu thereof, and Class III, whose term will expire at the annual meeting of stockholders to be held in 2001 or special meeting held in lieu thereof. At each annual meeting of stockholders after the initial classification or special meeting in lieu thereof, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election or special meeting held in lieu thereof. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the Board of Directors may have the effect of delaying or preventing changes in control or management of the Company.

BOARD COMMITTEES

    The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee, which consists of Mr. Jaggers and Mr. Shuster, reviews the results and scope of the annual audit and meets with the Company's independent auditors to review the Company's internal accounting policies and procedures. The Compensation Committee, which consists of Mr. Jaggers and Dr. Short, makes recommendations to the Board of Directors with respect to general and specific compensation policies and practices of the Company and administers the Company's 1997 Stock Option Plan (the "1997 Plan") and 1995 Stock Option Plan (the "1995 Plan").

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In March 1997 the Company made an initial investment of $500,000 to acquire shares of preferred stock of MorphaGen, Inc., a start-up company engaged in the business of researching and developing Morphatides, a special type of nucleic acid. The President of MorphaGen, Heidi Short, is the spouse of Dr. Jay M. Short, a member of the board of directors of the Company. During 1997, the Company performed research services for MorphaGen for which it was paid approximately $81,000. In November 1998, the Company acquired all of the outstanding shares of MorphaGen not already owned by the Company in exchange for a grant of options to purchase 50,000 shares of the Company's Common Stock to Heidi Short, payment of royalties contingent upon certain milestones, the assumption of outstanding options of MorphaGen employees and the assumption of certain liabilities. There were no other interlocks or other relationships among the Company's executive officers and directors that are required to be disclosed under applicable executive compensation disclosure requirements.

COMPENSATION OF DIRECTORS

    The Company does not currently provide cash compensation to directors for services in such capacity, other than to Mr. Short, who receives up to $1,500 per meeting. Directors may be reimbursed for certain expenses in connection with attendance at Board of Directors and committee meetings. After November 19, 1998, directors who are not employees of the Company will receive annual grants of options to purchase 10,000 shares of Common Stock in accordance with the 1997 Plan. Options to purchase 8,000 shares of Company stock were granted to directors of the Company during the Company's fiscal year ended December 31, 1997. See "Stock Option Plans".

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

    Pursuant to provisions of Delaware General Corporation Law ("DGCL"), the Company has adopted provisions in its Certificate, which provide that directors of the Company shall not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL relating to improper dividends or distributions; or (iv) for any transaction from which the director derived an improper personal benefit. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

    The Company's By-laws authorize the Company to indemnify its officers, directors, employees and agents to the extent permitted by the DGCL. Pursuant to
Section 145 of the DGCL, which empowers the Company to enter into indemnification agreements with its officers, directors, employees and agents, the Company has entered into separate indemnification agreements with its directors and executive officers which may, in some cases be broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require the Company, among other things, to indemnify such executive officers and directors against certain liabilities that may arise by reason of their status or service as directors or executive officers (other than liabilities arising from acts or omissions not in good faith or willful misconduct) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required or permitted and the Company is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

EXECUTIVE COMPENSATION

    The following table summarizes the compensation paid to or earned by the Company's Chief Executive Officer and the Company's other four most highly compensated executive officers, each of whose aggregate compensation during the fiscal year ended December 31, 1998 exceeded $100,000 (the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                                        ANNUAL COMPENSATION
                                                                -----------------------------------
                                                                                        SHARES OF
                                                                                      COMMON STOCK
                                                                                      ISSUABLE UPON
NAME AND 1998                                                                          EXERCISE OF
PRINCIPAL POSITION                                     YEAR     SALARY($)  BONUS($)      OPTIONS
Lyle C. Turner ....................................       1997  $ 258,405  $ 640,690           --
  President and Chief Executive Officer                   1998         --         --

Theodore J. DeFrank ...............................       1997    121,000     40,084       30,000
  Chief Operations Officer                                1998         --         --           --

Joseph M. Fernandez ...............................       1997    155,043    247,018           --
  Senior Vice President of Business Development and       1998         --         --           --
  Secretary

James R. Glynn ....................................       1998         --         --           --
  Senior Vice President and Chief Financial Officer

1998 OPTION GRANTS

    The following table contains information about the stock option grants to the Named Executive Officers in 1998:

                       OPTION GRANTS IN FISCAL YEAR 1998

                                                         INDIVIDUAL GRANTS
                                       -----------------------------------------------------
                                                                                                POTENTIAL REALIZABLE
                                                                                                  VALUE AT ASSUMED
                                        NUMBER OF                                              ANNUAL RATES OF STOCK
                                       SECURITIES     % OF TOTAL                               PRICE APPRECIATION FOR
                                       UNDERLYING   OPTIONS GRANTED  EXERCISE OR                   OPTION TERM(4)
                                         OPTIONS    TO EMPLOYEES IN  BASE PRICE   EXPIRATION  ------------------------
NAME                                   GRANTED(1)   FISCAL YEAR(2)    ($/SH)(3)      DATE         5%          10%
Theodore J. DeFrank..................      35,000            2.8      $    5.60      5/28/08  $  123,200  $    312,200
                                           35,000            2.8          12.00     11/20/08     264,250       669,200
James R. Glynn.......................     250,000           20.3           5.60      7/01/08     880,000     2,230,000

------------------------------

(1) Options are granted under the Company's 1995 and 1997 Stock Option Plans. Such options expire 10 years from the date of grant, or earlier upon termination of employment. See "Management--Stock Option Plans."

(2) Based on an aggregate of 1,233,500 options granted by the Company during 1998 to employees of and consultants to the Company, including the Named Executive Officers.

(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors.

(4) Amounts reported in this column represent hypothetical values that may be realized upon exercise of the options immediately prior to the expiration of their term, assuming that the stock price of the date of grant appreciates at the specified annual rates of appreciation, compounded annually over the term of the options. These numbers are calculated based on rules promulgated by the Securities and Exchange Commission. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent on the time of such exercise and the future performance of the Company's Common Stock.

                                YEAR-END VALUES

    The table below provides information about the number and value of options held by the Named Executive Officers at December 31, 1998.

                             YEAR-END OPTION VALUES

                                             NUMBER OF SECURITIES     VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED        IN-THE-MONEY
                                           OPTIONS AT DECEMBER 31,    OPTIONS AT DECEMBER
                                                     1998                 31, 1998(1)
                                           ------------------------  ----------------------
NAME                                       EXERCISABLE  UNEXERCISABLE EXERCISABLE UNEXERCISABLE
Theodore J. DeFrank......................      62,000      178,000   $ 807,250   $1,813,280
Joseph M. Fernandez......................     159,607           --   $2,260,035         --
James R. Glynn...........................      70,833      179,167   $ 665,830   $1,684,170

------------------------------

(1) There was no public trading market for the Common Stock as of December 31, 1998. Accordingly, these values have been calculated on the basis of an initial public offering price of $15.00 per share, less the applicable exercise price.

EMPLOYMENT AND SEVERANCE ARRANGEMENTS

    The Company and Mr. DeFrank entered into an employment agreement effective November 20, 1995. The employment agreement is not for a set term and may be terminated by Mr. DeFrank or the Company at any time with or without notice. If the Company terminates Mr. DeFrank's employment, Mr. DeFrank will be entitled to one month of severance pay for each year of his employment with the Company.

STOCK OPTION PLANS

    The Company has adopted a 1995 Stock Option Plan (the "1995 Plan") and a 1997 Stock Option Plan (the "1997 Plan"), as amended November 20, 1998. The 1995 Plan originally provided for the grant of options to purchase up to 500,000 shares, subject to adjustment upon changes in the number of outstanding shares of Common Stock of the Company. Due to such adjustments, as of the adoption of the 1997 Plan, an aggregate of 3,125,794 shares of Common Stock were issuable under the 1995 Plan. Options to purchase substantially all of these shares have been granted, and the Company expects that future options will be granted under the 1997 Plan. The 1997 Plan originally provided for the issuance of options to purchase up to 609,685 shares of Common Stock, but was subsequently amended to provide for the issuance of options to purchase an additional 750,000 shares of Common Stock. With that amendment, the 1995 Plan and the 1997 Plan together allow for the issuance of options to purchase up to 4,485,479 shares of Common Stock.

    Under the 1997 Plan, all employees of the Company or any subsidiary, all directors who are not employees of the Company or any subsidiary ("Outside Directors") and any independent contractor or advisor who performs services for the Company or a subsidiary, are eligible to receive grants of nonstatutory stock options ("NSOs"). Employees are also eligible to receive grants of incentive stock options ("ISOs") intended to qualify under Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"). The 1997 Plan is administered by a committee of the Board of Directors of the Company, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant, and prescribes other terms and conditions, including the type of consideration to be paid to the Company upon exercise and vesting schedules, in connection with each grant. The committee's recommendations are forwarded to the full Board of Directors for approval. The 1995 Plan similarly makes employees, officers, directors and consultants eligible for NSOs and provides that employees are eligible for ISOs. The 1995 Plan may be administered by the Board of Directors or a committee.

    Under the 1997 Plan, after November 19, 1998, Outside Directors receive an initial grant of 10,000 NSOs when they are first appointed or elected to the Board of Directors. In addition, acting Outside Directors (including Outside Directors that were formerly employees of the Company) will be automatically granted an option to purchase 10,000 shares of Common Stock at each annual meeting of stockholders after their election, provided such director has served at least six months. The exercise price of the options in all cases will be equal to the fair market value of the Common Stock on the date of grant. Options granted to Outside Directors generally vest over three years and must be exercised within ten years.

    With respect to NSOs granted under the 1997 Plan at the discretion of the Board of Directors upon committee recommendation, the exercise price generally must be at least 85% of the fair market value of the Common Stock on the date of grant. The exercise price under ISOs cannot be lower than 100% of the fair market value of the Common Stock on the date of grant and, in the case of ISOs granted to holders of more than 10% of the voting power of the Company, not less than 110% of such fair market value. The term of an option cannot exceed ten years, and the term of an ISO granted to a holder of more than 10% of the voting power of the Company cannot exceed five years. Options generally expire not later than 90 days following a termination of employment, 12 months following the optionee's disability, or not later than 12 months following the optionee's death. The terms for options granted under the 1995 Plan are substantially similar to those granted under the 1997 Plan except that the 1995 Plan provides that in the event of a merger or consolidation in which the Company is not the surviving corporation or in the event that shares of the Company are converted by merger into other property, (a) the surviving corporation shall assume the options or substitute similar options or (b) the time the options are exercisable shall be accelerated so that they may be exercised immediately before the merger or consolidation.

    As of November 30, 1998, there were outstanding options to purchase an aggregate of 3,192,652 shares of Common Stock at exercise prices ranging from $.8357 to $12.00 per share, or a weighted average exercise price per share of $4.12 under the 1995 Plan and the 1997 Plan. Options to acquire 254,755 shares have been exercised. As of November 30, 1998 a total of 1,127,385 shares of Common Stock were available for future option grants under the 1995 Plan and the 1997 Plan. If any option granted under the 1997 Plan expires, terminates or is canceled for any reason, or if shares of stock issued subject to a right of repurchase are repurchased by the Company, the shares allocable to the unexercised option or the repurchased shares will become available for additional option grants under the 1997 Plan. The 1995 Plan similarly allows the shares allocable to expired or terminated options to be made available for additional option grants, but does not explicitly discuss the acquisition by the Company of shares subject to repurchase.

EMPLOYEE STOCK OWNERSHIP PLAN

    In 1989 The Board of Directors adopted the Invitrogen Corporation Employee Stock Ownership Plan (ESOP), as amended January 1, 1993, January 1, 1996 and November 24, 1998. The ESOP's purpose is to reward eligible employees for service with the Corporation by providing them with retirement benefits. The ESOP is a qualified retirement plan designed to comply with provisions of sections 4975(e)(7) and 401(a) of the Code, the Employment Retirement Income Security Act of 1974 and applicable regulations ("ERISA"). Each year the Company makes certain contributions to a trust fund (the "ESOP Trust") whose assets are invested primarily in Company stock.

    Under the ESOP, the Company makes two types of contributions to the ESOP
Trust: discretionary stock bonus contributions determined annually by the Board of Directors ("Stock Bonus Plan") and fixed money purchase pension contributions ("Money Purchase Pension Plan"), equal to 2% of eligible employees' compensation. Effective August 31, 1997, the ESOP was amended such that certain highly-compensated employees, those employees whose compensation in the preceding year exceeded $75,000, do not receive a contribution. Both types of contributions are made in the form of Company stock, as valued by an independent valuation firm and are allocated based on the participants' compensation.

    Employees are eligible to participate in the ESOP after one year of service. Employees become vested in their share of the ESOP Trust over five years beginning with the completion of two years of service (an employee is 25% vested after two years of service). An employee is fully vested after five years of service, or upon reaching normal retirement age or upon the employee's death or total and permanent disability. All participants are also fully vested upon termination of the ESOP.

    Distributions from the ESOP Trust to vested employees occur upon their retirement, death, disability or termination. An employee may elect to receive distributions in the form of cash or Company stock and may elect to receive the distribution in a lump sum or over a period of years, not to exceed his/her assumed life expectancy. Company stock distributed to beneficiaries is subject to a right of first refusal in the Company. Participants receive two 60-day put options with respect to Company stock distributed under the ESOP, the first beginning on the day following distribution from the ESOP, the second beginning the first day of the fifth month in the next calendar year following distribution. Under the put option, participants have the right to sell the Company stock received from the ESOP back to the Company at a value determined by an independent valuation firm. The put option does not apply if the Company stock is regularly traded on a national securities market at the time of distribution from the ESOP.

    The ESOP trustees are Lyle C. Turner and Joseph M. Fernandez. The trustees vote all Company stock held by the ESOP Trust, except that individual beneficiaries may direct the voting of stock allocated to their accounts (i) with respect to any merger, recapitalization, dissolution, sale of substantially all of the Company's assets, and the like; (ii) with respect to all corporate matters if the Company stock is a "registration-type" class of security. The ESOP may be amended or terminated by the Company at any time, subject to certain restrictions, the Code and ERISA.

    As of November 30, 1998 the ESOP Trust held 1,195,717 shares of Company stock as well as approximately $462,000 invested in various mutual and money-market funds. The Company terminated contributions to the ESOP Trust as of December 31, 1998, thereby accelerating vesting of all participants.

1998 EMPLOYEE STOCK PURCHASE PLAN

    A total of 250,000 shares of the Company's Common Stock have been reserved for issuance under the Company's 1998 Employee Stock Purchase Plan (the "Purchase Plan"), none of which has been issued. The Purchase Plan permits eligible employees to purchase Common Stock at a discount through payroll deductions, during concurrent 24-month offering periods. Each offering period will be divided into eight consecutive three-month purchase periods. The price at which stock is purchased under the Purchase Plan is equal to 85% of the fair market value of the Common Stock on the first day of the offering period or the last day of the purchase period, whichever is lower. The initial offering period will commence on the effective date of this offering.

SECTION 401(k) PLAN

    Effective June 1, 1994, the Company adopted a 401(k) tax-deferred savings plan for the benefit of its employees (the "Plan"). The Plan is intended to be a qualified retirement plan under section 401(a) of the Code. Employees of the Company are eligible to make salary deferral contributions to the Plan upon the completion of three months of employment and to participate in employer non-elective and matching contributions to the Plan upon the completion of 1,000 hours of service. Participants may make salary deferral contributions to the Plan of up to 15% of compensation, subject to the limitations imposed under the Code. The Company may, but is not required to, make matching contributions to the Plan based on the participants' salary deferral contributions. Company contributions are subject to a graduated vesting schedule based upon an employee's years of service with the Company. All contributions to the Plan are held in a trust which is intended to be exempt from income tax under Section 501(a) of the Code. The Plan's trustees are Lyle C. Turner and Joseph M. Fernandez. Participants may direct the investment of their contributions among specified Salomon Smith Barney investment funds. The Plan may be amended or terminated by the Company at any time, subject to certain restrictions imposed by the Code and ERISA.

                              CERTAIN TRANSACTIONS

    In June 1997, the Company sold a total of 2,202,942 shares of Convertible Preferred Stock at $6.8091 per share, for an aggregate purchase price of approximately $15 million to three accredited investors, each of which are affiliates of TA Associates. Kurt R. Jaggers, a director of the Company, is a Managing Director of TA Associates. Concurrently with the sale of the Convertible Preferred Stock, the Company repurchased and retired 1,101,471 shares of Common Stock at $6.8091 per share, for an aggregate purchase price of approximately $7.5 million, from Mr. Lyle Turner, Mr. Joseph Fernandez, Mr. Anh Nguyen and Mr. Malcolm Finlayson, executive officers and former executive officers of the Company. In this transaction, the TA Associates affiliates acquired registration rights with respect to the Common Stock issued or issuable upon conversion of the Convertible Preferred Stock. At the closing of this offering, the Convertible Preferred Stock will be converted into an equal number of shares of Common Stock and Redeemable Preferred Stock, and such Redeemable Preferred Stock will be redeemed by the Company out of proceeds of this offering at an expected cost of approximately $12.8 million. Additionally, holders of the Convertible Preferred Stock will receive accumulated dividends of approximately $1.4 million. See "Description of Capital Stock."

    At December 31, 1996, the Company had notes receivable from Mr. Turner and Mr. Fernandez, executive officers of the Company, in the amount of $323,000 and $92,000, respectively. These full recourse notes were secured by pledges of the Common Stock and paid interest of 6.0% and 6.37%, respectively. The notes were repaid in 1997. At December 8, 1998, the Company accepted a note receivable from Mr. Turner, an executive officer of the Company, in the amount of $150,000. The note is secured by a pledge of Common Stock, is due in December 1999 and bears interest of 6.5%.

    In February 1997, the Company made an initial investment of $500,000 to acquire shares of preferred stock of MorphaGen, Inc., a start-up company engaged in the business of researching and developing Morphatides, a special type of nucleic acid. The president of MorphaGen, Heidi Short, is the spouse of Dr. Jay
M. Short, a member of the board of directors of the Company. Additionally, the Company committed an additional $2.5 million to MorphaGen in exchange for warrants to purchase shares of Series B Preferred Stock of MorphaGen. However, the commitment and warrant expired without any further funding or purchase of shares. During 1997, the Company performed research services for MorphaGen for which it was paid approximately $81,000. In November 1998, the Company acquired all of the outstanding shares of MorphaGen not already owned by the Company in exchange for a grant of options to purchase 50,000 shares of the Company's Common Stock to Heidi Short, payment of royalties contingent upon certain milestones, the assumption of outstanding options of MorphaGen employees and the assumption of certain liabilities.

    During 1997 and 1998, the Company leased an airplane from Turner Aviation, a company controlled by Mr. Lyle Turner, for $7,200 per month. The Company had also advanced $150,000 to Turner Aviation to assist in the acquisition of the plane. The lease agreement was terminated and the advance was repaid through the December 8, 1998 note receivable described above.

    The Company has entered into indemnification agreements with each of its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reasons of their status or service as officers or directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to execute such agreements with its future directors and executive officers. See "Management--Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information concerning the beneficial ownership of the shares of the Company's Common Stock as of November 30, 1998, and as adjusted to give effect to the sale of 3,000,000 shares of Common Stock in this offering assuming (a) conversion of all of the Company's outstanding shares of Convertible Preferred Stock into Common Stock and (b) no exercise of the Underwriters' over-allotment option, (i) by each person the Company knows to be the beneficial owner of 5% or more of the outstanding shares of Common Stock (together with the affiliates of such person), (ii) each Named Executive Officer listed in the Summary Compensation Table, (iii) each director of the Company (who, where applicable, is listed under the name of the principal stockholder with which he is affiliated), and (iv) all officers and directors of the Company as a group. Except pursuant to applicable community property laws or as indicated in the footnotes to this table, the Company believes that each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder. The address of the individuals listed below is the address of the Company appearing on the cover of the Registration Statement of which this Prospectus is part.

                                                             NUMBER OF
                                                               SHARES            PERCENTAGE OF          PERCENTAGE OF
                                                            BENEFICIALLY      SHARES BENEFICIALLY    SHARES BENEFICIALLY
                                                         OWNED PRIOR TO THE   OWNED PRIOR TO THE       OWNED AFTER THE
BENEFICIAL OWNER                                            OFFERING(1)           OFFERING(2)            OFFERING(2)
TA Associates(3) ......................................        2,202,942                22.9%                  17.5%
  Kurt R. Jaggers
  70 Willow Road, Suite 100
  Menlo Park, California 94025

ESOP Trust Fund(4) ....................................        1,195,717                12.4                    9.5
  1600 Faraday Avenue
  Carlsbad, California 92008

Lyle C. Turner(5)......................................        4,678,096                48.7                   37.0

Joseph M. Fernandez(6).................................        1,888,338                19.6                   15.0

Theodore F. DeFrank(7).................................           90,000               *                      *

Bradley G. Lorimier(8).................................            2,500               *                      *

Jay M. Short(9)........................................          117,400                 1.2                  *

Donald W. Grimm(10)....................................           10,000               *                      *

Lewis J. Shuster(11)...................................            7,500               *                      *

James R. Glynn(12).....................................           87,499               *                      *

All Directors and Officers as a group (ten
  persons)(13).........................................        9,085,522                94.5                   72.0

------------------------------

   * Less than 1%.

 (1) Except pursuant to applicable community property laws or as indicated in the footnotes to this table, to the Company's knowledge, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such stockholder.

 (2) Percentage of ownership is based on: (i) before the offering, 9,613,960 shares of Common Stock outstanding, including 7,411,018 shares of Common Stock outstanding on November 30, 1998 and 2,202,942 shares of Common Stock issuable upon conversion of Convertible Preferred Stock, and (ii) after the offering, 12,613,960 shares of Common Stock outstanding (assuming no exercise of the Underwriter's over-allotment option). Shares of Common Stock that an individual or group has the right to acquire within 60 days of January 29, 1999, pursuant to the exercise of options or pursuant to stock purchase agreements are deemed to be outstanding for the purposes of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

 (3) Includes 1,824,382 shares held by TA/Advent VIII, L.P., 342,072 shares held by Advent Atlantic and Pacific III, L.P., and 36,488 shares held by TA Venture Investors L.P. TA/Advent VIII, L.P., Advent Atlantic and Pacific III, L.P. and TA Venture Investors L.P. are part of an affiliated group of investment partnerships referred to collectively as TA Associates Group. The general partner of TA/Advent VIII, L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic and Pacific III, L.P. is TA Associates AAP III Partners. The general partner of each of TA Associates VIII LLC and TA Associates AAP III Partners is TA Associates, Inc. In such capacity, TA Associates, Inc. exercises sole voting and investment power with respect to all of the shares held of record by the named investment partnerships, with the exception of those shares held by TA Venture Investors, L.P.; individually no stockholder, director or officer of TA Associates, Inc., is deemed to have or share such voting or investment power. Principals and employees of TA Associates, Inc. (including Mr. Jaggers, a director of the Company) comprise the general partners of TA Venture Investors, L.P. In such capacity, Mr. Jaggers may be deemed to share voting and investment power with respect to the 36,488 shares held of record by TA Venture Investors, L.P. Mr. Jaggers disclaims beneficial ownership of such shares, except to the extent of any pecuniary interest he may have therein.

 (4) As co-trustees of the Company's ESOP Trust Fund, Mr. Turner and Mr. Fernandez share certain voting and investment power with respect to the 1,195,717 shares held of record by the ESOP. Mr. Turner and Mr. Fernandez disclaim beneficial ownership of such shares, except with respect to the 162,599 shares and 113,390 shares in the ESOP as to which Mr. Turner and Mr. Fernandez hold a pecuniary interest, respectively.

 (5) Mr. Turner is President, Chief Executive Officer, and Chairman of the Board of Directors of the Company. Includes 162,599 shares held of record by the ESOP as to which Mr. Turner holds a pecuniary interest.

 (6) Mr. Fernandez is Senior Vice President of Business Development, Secretary and a Director of the Company. Includes 159,607 shares subject to options which are exercisable within 60 days of the date of this offering. Includes 113,390 shares held of record by the ESOP as to which Mr. Fernandez holds a pecuniary interest.

 (7) Mr. DeFrank is Chief Operations Officer of the Company. Consists of 90,000 shares subject to options which are exercisable within 60 days of the date of this offering.

 (8) Mr. Lorimier is a Director of the Company. Consists of 2,500 shares subject to options which are exercisable within 60 days of the date of this offering.

 (9) Mr. Short is a Director of the Company. Consists of 117,400 shares subject to options which are exercisable within 60 days of the date of this offering. Includes options to purchase 5,000 shares held of record by Mr. Short's spouse which are exercisable within 60 days of the date of this offering.

 (10) Mr. Grimm is a Director of the Company. Consists of 10,000 shares subject to options which are exercisable within 60 days of the date of this offering.

 (11) Mr. Shuster is a Director of the Company. Consists of 7,500 shares subject to options which are exercisable within 60 days of the date of this offering.

 (12) Mr. Glynn is Senior Vice President, Chief Financial Officer and a Director of the Company. Consists of 87,499 shares subject to options which are exercisable within 60 days of the date of this offering.

 (13) Includes 475,773 shares subject to options which are exercisable within 60 days of the date of this offering. Includes 275,989 shares held by entities affiliated with certain directors as described in notes (3) and
      (4) above.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, par value $0.01 per share, and 6,405,884 shares of Preferred Stock, par value $0.01 per share. Each outstanding share of Convertible Preferred Stock will be automatically converted into one share of Common Stock and one share of Redeemable Preferred Stock upon the closing of this offering. Upon the conversion, the Convertible Preferred Stock will be canceled and retired and the Redeemable Preferred Stock will be redeemed and retired. The following summary of certain provisions of the Common Stock and the Preferred Stock of the Company does not purport to be complete and is subject to, and qualified in its entirety by, the amended and restated Certificate to be filed contemporaneously with this offering and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and the provisions of applicable law.

COMMON STOCK

    As of November 30, 1998 there were 9,613,960 shares of Common Stock outstanding held by 15 stockholders of record. Such amounts assume the conversion of each outstanding share of Convertible Preferred Stock upon the closing of this offering.

    The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock and the Preferred Stock are entitled to share ratably on an as-converted basis in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. The Common Stock has no preemptive or conversion rights or other subscription rights and there are no redemptive or sinking funds provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and the Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The Company has no present plan to issue any additional shares of Preferred Stock. See Note 12 to Consolidated Financial Statements for a description of the currently outstanding Preferred Stock.

REGISTRATION RIGHTS

    Pursuant to a Stock Purchase and Stockholders' Agreement dated June 20, 1997, the holders of approximately 2,202,942 shares of Common Stock issued upon conversion of the Company's Convertible Preferred Stock, (the "Registrable Shares"), or their permitted transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holders of Registrable Shares are entitled to notice of such registration and are entitled to include, at the Company's expense, such Registrable Shares therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, after the effective date of this offering, holders of at least 50% of the Registrable Shares then outstanding may require the Company to prepare and file a registration statement under the Securities Act, at the Company's expense, covering such Registrable Shares, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is not obligated to effect more than two of these stockholder-initiated registrations. Further, holders of Registrable Shares may require the Company to file additional registration statements on Form S-3, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. A "business combination" includes a merger, asset or stock sale or other transaction resulting in financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock. This provision may have the effect of delaying, deterring or preventing a change of control of the Company without further actions by the stockholders.

    Upon the closing of this offering, the Company's Certificate will be amended to require that any action permitted to be taken by stockholders of the Company must be effected at a duly-called annual or special meeting of stockholders and will not be able to be effected by a consent in writing. The Board of Directors will be composed of a classified board where only one-third of the directors are eligible for election in any given year. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company and may maintain incumbents on the Board of Directors, as it generally makes it more difficult for stockholders to replace a majority of the directors. The Company's Certificate will also be amended to require the approval of at least two-thirds of the total number of authorized directors in order to adopt, amend or repeal the Company's Bylaws. In addition, the Company's Certificate will similarly be amended to permit the stockholders to adopt, amend or repeal the Company's Bylaws only upon the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. Lastly, the foregoing provisions of the Certificate and certain other provisions pertaining to the limitation of liability and indemnification of directors will be able to be amended or repealed only with the affirmative vote of the holders of at least two-thirds of the voting power of all then outstanding shares of stock entitled to vote. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock.

    Upon the closing of this offering, the Company's Bylaws will also be amended to contain certain of the above provisions found in the Company's Certificate. The Company's Bylaws, as amended (the "Restated Bylaws"), will not permit stockholders to call a special meeting. In addition, the Company's Restated Bylaws will establish an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of the Company. Also, a director will be removable only for cause. In addition, the Restated Bylaws will provide that the business permitted to be conducted in any annual meeting or special meeting of stockholders will be limited to business properly brought before the meeting.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock is BankBoston, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price at such time and the ability of the Company to raise equity capital in the future.

    Upon the closing of this offering, the Company will have outstanding an aggregate of approximately 12,613,960 shares of Common Stock based on the number of shares of Convertible Preferred Stock and Common Stock outstanding as of December 31, 1998, and assuming no exercise of the Underwriters over-allotment option. Of these shares, the 3,000,000 shares of Common Stock to be sold hereby will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by "affiliates" of the Company as such term is defined in Rule 144 of the Securities Act. All remaining shares held by existing stockholders of the Company were issued and sold by the Company in private transactions ("Restricted Shares") and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 thereunder, which rules are summarized below.

    The Company's directors, executive officers and certain stockholders, who collectively hold an aggregate of approximately 9,539,500 shares of Common Stock (after giving effect to conversion of the Convertible Preferred Stock), have agreed pursuant to certain lock-up agreements that they will not sell any Common Stock owned by them for a period of 180 days from the date of this Prospectus (the "Lock-up Period") without the prior written consent of Donaldson, Lufkin & Jenrette ("DLJ"). When determining whether or not to release shares from the lock-up agreements, DLJ will consider, among other factors, the stockholder's reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. As a result of lock-up agreements with DLJ and the provisions of Rule 144 and 701, additional shares will be available for sale in the public market as follows: (i) approximately 37,560 shares will be eligible for immediate sale on the date of this Prospectus, (ii) approximately 9,601,040 outstanding shares of Common Stock will be eligible for sale upon expiration of the Lock-up Period, and (iii) the remainder of the shares of Common Stock will be eligible for sale from time to time thereafter upon expiration of the holders' respective holding periods.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an "affiliate" who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this Prospectus, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock (126,139 shares immediately after the offering) or (ii) the average weekly trading volume of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. In addition, a person who is not deemed to have been an "affiliate" of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately following completion of the offering. In general, under Rule 701 of the Securities Act as currently in effect, any employee, consultant or advisor of the Company who purchased shares from the Company in connection with a compensatory stock or option plan or written employment agreement is eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period conditions, contained in Rule 144.

    The Company intends to file registration statements on Form S-8 under the Securities Act to register approximately 6,000,000 shares of Common Stock issued under its Employee Stock Ownership Plan and its Stock Option and Employee Stock Purchase Plans. Such registration statements are expected to be filed soon after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with the Company or the contractual restrictions described above. On the date 90 days from the effective date of this offering, options to purchase approximately 500,000 shares of Common Stock not subject to lock-up agreements will be vested and exercisable and upon exercise may be sold pursuant to Rule 701.

    In addition, after this offering, the holders of approximately 2,202,942 shares of Common Stock issued upon the conversion of the Convertible Preferred Stock will be entitled to certain rights to cause the Company to register the sale of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates of the company) immediately upon the effectiveness of such registration. See "Description of Capital Stock".

                                  UNDERWRITING

    Subject to the terms and conditions of an Underwriting Agreement, dated
            , 1999 (the "Underwriting Agreement"), the Underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), NationsBanc Montgomery Securities LLC and Warburg Dillon Read LLC (the "Representatives"), have severally agreed to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below.

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
Donaldson, Lufkin & Jenrette Securities Corporation..............................
NationsBanc Montgomery Securities LLC............................................
Warburg Dillon Read LLC..........................................................

                                                                                   ----------
  Total..........................................................................
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased.

    The Underwriters initially propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain dealers (including the
Underwriters) at such price less a concession not in excess of $       per
share. The Underwriters may allow, and such dealers may re-allow, to certain
other dealers a concession not in excess of $       per share. After the initial
offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives at any time without notice. The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 450,000 additional shares of Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover overallotments, if any, made in connection with the offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase its pro rata portion of such additional shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Each of the Company, its executive officers and directors and certain stockholders of the Company has agreed, subject to certain exceptions, not to
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Stock (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Stock, or such other securities, in cash or otherwise) for a period of 180 days after the date of this Prospectus without the prior written consent of DLJ. In addition, during such period, the Company has also agreed not to file any registration statement with respect to, and each of its executive officers, directors and certain stockholders of the Company has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock without DLJ's prior written consent.

    Prior to the offering, there has been no established trading market for the Common Stock. The initial public offering price for the shares of Common Stock offered hereby will be determined by negotiation among the Company and the Representatives. The factors to be considered in determining the initial public offering price include the history of and the prospects for the industry in which the Company competes, the past and present operations of the Company, the historical results of operations of the Company, the prospects for future earnings of the Company, the recent market prices of securities of generally comparable companies and the general condition of the securities markets at the time of the offering.

    Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the shares of Common Stock offered hereby in any jurisdiction where action for that purpose is required. The shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares of Common Stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering of the Common Stock and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of Common Stock offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

    In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, which would involve syndicate sales in excess of the offering size, creating a syndicate short position. The Underwriters may bid for and purchase shares of Common Stock in the open market to cover such syndicate short position or to stabilize the price of the Common Stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed Common Stock in syndicate covering transactions, in stabilization transactions or otherwise. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. These transactions may be effected on Nasdaq National Market or otherwise and, if commenced, may be discontinued any time.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Gray Cary Ware & Freidenrich LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Venture Law Group, a Professional Corporation, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1996 and 1997 and September 30, 1998 and for the three years in the period ended December 31, 1997 and the nine months ended September 30, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             ADDITIONAL INFORMATION

    The Company has filed with the Securities and Exchange Commission a Registration Statement (which term shall include any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. As used herein, the term "Registration Statement" means the initial Registration Statement (including the exhibits, schedules, financial statements and notes filed as part thereof) and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved.

    As a result of the offering hereunder, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith, will file reports and other information with the Commission. Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices: 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the site is http://www.sec.gov.

    The Company intends to furnish holders of the Common Stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company intends to furnish such other reports as it may determine or as may be required by law.

                             INVITROGEN CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
Report of Independent Public Accountants...................................................................        F-2

Consolidated Balance Sheets for the Years Ended December 31, 1996, 1997 and Nine Months Ended September 30,
  1998.....................................................................................................        F-3

Consolidated Statements of Income for the Years Ended December 31, 1995, 1996 and 1997 and for the Nine
  Month Periods Ended September 30, 1997 and 1998..........................................................        F-5

Consolidated Statements of Stockholders' Equity (Deficit) and Comprehensive Income for the Years Ended
  December 31, 1996 and 1997 and for the Nine Month Period Ended September 30, 1998........................        F-6

Consolidated Statement of Cash Flows for the Years Ended December 31, 1996 and 1997 and for the Nine Month
  Periods Ended September 30, 1997 and 1998................................................................        F-8

Notes to Consolidated Financial Statements.................................................................       F-10

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Invitrogen Corporation:

    We have audited the accompanying consolidated balance sheets of Invitrogen Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997 and September 30, 1998 and the related consolidated statements of income, stockholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended December 31, 1997 and for the nine month period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Invitrogen Corporation and subsidiaries as of December 31, 1996 and 1997 and September 30, 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 and for the nine month period ended September 30, 1998 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Diego, California
November 20, 1998

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998
                                 (IN THOUSANDS)

                                                                       DECEMBER 31,   DECEMBER 31,  SEPTEMBER 30,
                                                                           1996           1997          1998
                               ASSETS

Current assets:
  Cash and cash equivalents..........................................    $   1,381     $    5,375     $   2,404
  Short-term investments.............................................           --          3,777         3,464
  Accounts receivable, net of $113, $124 and $124, respectively......        1,803          2,255         3,325
  Current portion of notes receivable-officers.......................          173             --            --
  Inventories........................................................        1,901          1,914         2,444
  Deferred income taxes..............................................          198            740           517
  Prepaid expenses and other current assets..........................          336            413           657
                                                                            ------    ------------  -------------
    Total current assets.............................................        5,792         14,474        12,811

Property and equipment, net..........................................        1,589          2,459         6,711

Notes receivable--officers, less current portion.....................          242             --            --

Intangible assets, net...............................................          584            770         1,044

Other assets.........................................................           51            353           285
                                                                            ------    ------------  -------------
    Total assets.....................................................    $   8,258     $   18,056     $  20,851
                                                                            ------    ------------  -------------
                                                                            ------    ------------  -------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

               DECEMBER 31, 1996 AND 1997 AND SEPTEMBER 30, 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                    PRO FORMA
                                                    DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,   SEPTEMBER 30,
                                                        1996           1997           1998            1998
                                                                                                   (UNAUDITED)
                                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit..................................     $   --        $    --         $    --
  Current portion of obligations under capital
    leases........................................        311            121              71
  Accounts payable................................        816          1,275           2,067
  Accrued expenses................................      1,130          1,334           1,119
  Income taxes payable............................        616            559             396
                                                       ------      ------------   -------------
    Total current liabilities.....................      2,873          3,289           3,653
                                                       ------      ------------   -------------
Line of credit....................................        190             --              --
                                                       ------      ------------   -------------
Obligations under capital leases, less current
  portion.........................................        110            144              96
                                                       ------      ------------   -------------
Commitments and contingencies
Redeemable Subsidiary Common Stock: authorized and
  issued-- 18,000 shares. Full liquidation value
  of $1,672 (NLG 3,150)...........................      1,306          1,295           1,541
                                                       ------      ------------   -------------
Series A Convertible Redeemable Preferred Stock:
  $0.01 par value; 6,405,884 shares authorized;
  2,202,942 issued and outstanding in 1997 and
  1998, none in 1996, 6% redeemable convertible,
  liquidation value of $16,150....................         --         15,242          15,916
                                                       ------      ------------   -------------
Redeemable Preferred Stock, $0.01 par value per
  share: 2,202,942 shares authorized; no shares
  issued or outstanding; 2,202,942 shares pro
  forma...........................................         --             --              --         $14,200
                                                       ------      ------------   -------------   -------------
Stockholders' equity (deficit):
  Common stock; $0.01 par value, 50,000,000 shares
    authorized; 7,426,702 and 7,411,018 shares
    issued and outstanding in 1997 and 1998,
    respectively, none authorized, issued or
    outstanding in 1996 and 9,613,960 shares pro
    forma.........................................         --             74              74              96
  Series A common stock; no par value, 63,000,000
    shares authorized; 7,226,373 shares issued and
    outstanding in 1996; none authorized, issued
    or outstanding in 1997 and 1998, no shares pro
    forma.........................................         --             --              --              --
  Series B common stock, nonvoting, no par value
    7,000,000 shares authorized; 1,188,040 shares
    issued and outstanding in 1996; none
    authorized, issued or outstanding in 1997 and
    1998, no shares pro forma.....................         --             --              --              --
  Additional paid-in-capital......................      1,263             --              --           1,694
  Value of common stock designated pursuant to
    Employee Stock Ownership Plan.................        100            100              75              75
  Foreign currency translation adjustment.........        (29)          (130)            (14)            (14)
  Retained earnings (deficit).....................      2,445         (1,957)           (490)           (490)
                                                       ------      ------------   -------------   -------------
    Total stockholders' equity (deficit)..........      3,779         (1,913)           (355)          1,361
                                                       ------      ------------   -------------   -------------
    Total liabilities and stockholders' equity....     $8,258        $18,056         $20,851
                                                       ------      ------------   -------------
                                                       ------      ------------   -------------

   The accompanying notes are an integral part of these consolidated balance sheets.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                           NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                             ----------------------------------------  --------------------------
                                                 1995          1996          1997          1997          1998
                                                                                       (UNAUDITED)
Revenues...................................  $     14,342  $     19,121  $     24,965  $     18,263  $     22,968

Cost of revenues...........................         4,743         5,818         7,989         5,657         6,346
                                             ------------  ------------  ------------  ------------  ------------
    Gross margin...........................         9,599        13,303        16,976        12,606        16,622
                                             ------------  ------------  ------------  ------------  ------------
Operating expenses:
  Sales and marketing......................         3,646         4,236         4,959         3,800         5,212
  General and administrative...............         2,542         3,880         3,763         2,620         2,879
  Research and development.................         2,043         2,659         4,416         3,058         5,320
                                             ------------  ------------  ------------  ------------  ------------
    Total operating expenses...............         8,231        10,775        13,138         9,478        13,411
                                             ------------  ------------  ------------  ------------  ------------
    Income from operations.................         1,368         2,528         3,838         3,128         3,211
                                             ------------  ------------  ------------  ------------  ------------
Other income (expense):
  Gain (loss) on foreign currency
    transactions...........................           (25)          172           145          (126)          101
  Interest expense.........................          (207)          (87)          (88)          (69)          (24)
  Interest and other income................           226            70           211           178           290
                                             ------------  ------------  ------------  ------------  ------------
                                                       (6)          155           268           (17)          367
                                             ------------  ------------  ------------  ------------  ------------
    Income before provision for income
      taxes................................         1,362         2,683         4,106         3,111         3,578

Provision for income taxes.................           206           939         1,473         1,116         1,240
                                             ------------  ------------  ------------  ------------  ------------
    Net income.............................  $      1,156  $      1,744  $      2,633  $      1,995  $      2,338
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Basic earnings per share...................  $       0.10  $       0.19  $       0.25  $       0.20  $       0.20
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Diluted earnings per share.................  $       0.10  $       0.16  $       0.21  $       0.16  $       0.17
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Weighted average shares used in basic
  earnings per share calculation...........     9,602,173     8,356,270     7,837,248     7,974,097     7,426,377
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------
Weighted average shares used in diluted
  earnings per share calculation...........     9,602,173    10,079,755     9,509,457     9,815,392     8,829,670
                                             ------------  ------------  ------------  ------------  ------------
                                             ------------  ------------  ------------  ------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE
                                     INCOME

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                          COMMON STOCK
                                                         ----------------------------------------------
                                     COMMON STOCK               SERIES A                SERIES B         ADDITIONAL
                                -----------------------  ----------------------  ----------------------   PAID-IN
                                  SHARES       AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL
Balance at January 1, 1995....           --  $       --   8,528,113  $       --   1,188,040  $       --  $    2,171
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............           --          --     277,145          --          --          --         277
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --          --          --          --          --          --          --
  Repurchase of common
    stock.....................           --          --     (29,393)         --          --          --         (25)
  Exchange for notes
    receivable from
    shareholders for series A
    common stock..............           --          --  (1,633,107)         --          --          --      (1,253)
  Foreign currency translation
    adjustment................           --          --          --          --          --          --          --
  Accretion of redemption
    value over stated value on
    subsidiary common stock
    issued to NOM.............           --          --          --          --          --          --          --
  Net income..................           --          --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1995........................           --          --   7,142,758          --   1,188,040          --       1,170
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............           --          --     111,552          --          --          --         199
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --          --          --          --          --          --          --
  Exercise of stock options...           --          --      70,000          --          --          --          68
  Repurchase of common
    stock.....................           --          --     (97,937)         --          --          --        (174)
  Foreign currency translation
    adjustment................           --          --          --          --          --          --          --
  Accretion of redemption
    value over stated value on
    subsidiary common stock
    issued to NOM.............           --          --          --          --          --          --          --
  Net income..................           --          --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1996........................           --          --   7,226,373          --   1,188,040          --       1,263
  Recapitalization of stock...    8,414,413          84  (7,226,373)         --  (1,188,040)         --         (84)
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............       22,939          --          --          --          --          --         100

                                                    (CONTINUED)


                                 RECEIVABLE     OWNERSHIP       FOREIGN       TOTAL
                                    FROM           PLAN        CURRENCY     RETAINED   STOCKHOLDERS'   COMPREHENSIVE
                                STOCKHOLDERS   CONTRIBUTION   TRANSLATION   EARNINGS      EQUITY          INCOME
Balance at January 1, 1995....   $   (1,253)    $      277     $       90   $    (174)   $   1,111       $      --
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............           --           (277)            --          --           --              --
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --            199             --          --          199              --
  Repurchase of common
    stock.....................           --             --             --          --          (25)             --
  Exchange for notes
    receivable from
    shareholders for series A
    common stock..............        1,253             --             --          --           --              --
  Foreign currency translation
    adjustment................           --             --            (33)         --          (33)            (33)
  Accretion of redemption
    value over stated value on
    subsidiary common stock
    issued to NOM.............           --             --             --        (110)        (110)             --
  Net income..................           --             --             --       1,156        1,156           1,156
                                ------------   ------------   -----------   ---------  -------------   -------------
Balance at December 31,
  1995........................           --            199             57         872        2,298           1,123
                                                                                                       -------------
                                                                                                       -------------
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............           --           (199)            --          --           --              --
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --            100             --          --          100              --
  Exercise of stock options...           --             --             --          --           68              --
  Repurchase of common
    stock.....................           --             --             --          --         (174)             --
  Foreign currency translation
    adjustment................           --             --            (86)         --          (86)            (86)
  Accretion of redemption
    value over stated value on
    subsidiary common stock
    issued to NOM.............           --             --             --        (171)        (171)             --
  Net income..................           --             --             --       1,744        1,744           1,744
                                ------------   ------------   -----------   ---------  -------------   -------------
Balance at December 31,
  1996........................           --            100            (29)      2,445        3,779           1,658
                                                                                                       -------------
                                                                                                       -------------
  Recapitalization of stock...           --             --             --          --           --              --
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............           --           (100)            --          --           --              --


                    INVITROGEN CORPORATION AND SUBSIDIARIES

  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) AND COMPREHENSIVE
                                     INCOME

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
               FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1998
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                  (CONTINUED)

                                                                          COMMON STOCK
                                                         ----------------------------------------------
                                     COMMON STOCK               SERIES A                SERIES B         ADDITIONAL
                                -----------------------  ----------------------  ----------------------   PAID-IN
                                  SHARES       AMOUNT      SHARES      AMOUNT      SHARES      AMOUNT     CAPITAL
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --          --          --          --          --          --          --
  Exercise of stock options...      178,955           2          --          --          --          --         158
  Repurchase of common
    stock.....................      (88,134)         (1)         --          --          --          --        (333)
  Repurchase of common stock
    relating to stock purchase
    agreement.................   (1,101,471)        (11)         --          --          --          --      (1,104)
  Preferred stock dividends
    declared and accretion of
    redemption value over
    stated value on subsidiary
    common stock issued to
    NOM.......................           --          --          --          --          --          --          --
  Foreign currency translation
    adjustment................           --          --          --          --          --          --          --
  Net income..................           --          --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at December 31,
  1997........................    7,426,702          74          --          --          --          --          --
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............       12,920          --          --          --          --          --         100
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................           --          --          --          --          --          --          --
  Exercise of stock options...        5,800          --          --          --          --          --           5
  Repurchase of common
    stock.....................      (34,404)         --          --          --          --          --        (105)
  Preferred stock dividends
    declared and accretion of
    redemption value over
    stated value on subsidiary
    common stock issued to
    NOM.......................           --          --          --          --          --          --          --
  Foreign currency translation
    adjustment................           --          --          --          --          --          --          --
  Net income..................           --          --          --          --          --          --          --
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
Balance at September 30,
  1998........................    7,411,018  $       74          --  $       --          --  $       --  $       --
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------
                                -----------  ----------  ----------  ----------  ----------  ----------  ----------


                                 RECEIVABLE     OWNERSHIP       FOREIGN       TOTAL
                                    FROM           PLAN        CURRENCY     RETAINED   STOCKHOLDERS'   COMPREHENSIVE
                                STOCKHOLDERS   CONTRIBUTION   TRANSLATION   EARNINGS      EQUITY          INCOME
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................          --            100              --          --          100              --
  Exercise of stock options...          --             --              --          --          160              --
  Repurchase of common
    stock.....................          --             --              --          --         (334)             --
  Repurchase of common stock
    relating to stock purchase
    agreement.................          --             --              --      (6,385)      (7,500)             --
  Preferred stock dividends
    declared and accretion of
    redemption value over
    stated value on subsidiary
    common stock issued to
    NOM.......................          --             --              --        (650)        (650)             --
  Foreign currency translation
    adjustment................          --             --            (101)         --         (101)           (101)
  Net income..................          --             --              --       2,633        2,633           2,633
                                ------------   ------------   -----------   ---------  -------------   -------------
Balance at December 31,
  1997........................          --            100            (130)     (1,957)      (1,913)          2,532
                                                                                                       -------------
                                                                                                       -------------
  Issuance of common stock
    pursuant to Employee Stock
    Ownership Plan............          --           (100)             --          --           --              --
  Value of common stock
    designated pursuant to
    Employee Stock Ownership
    Plan......................          --             75              --          --           75              --
  Exercise of stock options...          --             --              --          --            5              --
  Repurchase of common
    stock.....................          --             --              --         (45)        (150)             --
  Preferred stock dividends
    declared and accretion of
    redemption value over
    stated value on subsidiary
    common stock issued to
    NOM.......................          --             --              --        (826)        (826)             --
  Foreign currency translation
    adjustment................          --             --             116          --          116             116
  Net income..................          --             --              --       2,338        2,338           2,338
                                ------------   ------------   -----------   ---------  -------------   -------------
Balance at September 30,
  1998........................   $      --      $      75      $      (14)  $    (490)   $    (355)      $   2,454
                                ------------   ------------   -----------   ---------  -------------   -------------
                                ------------   ------------   -----------   ---------  -------------   -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                             -------------------------------  ----------------------
                                                               1995       1996       1997        1997        1998
                                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...............................................  $   1,156  $   1,744  $   2,633   $   1,995   $   2,338
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Depreciation and amortization..........................        756        737        732         630         714
    Loss (gain) on disposal of property and equipment......       (169)        --         11          --          --
    Non-cash write-off of investments......................                    --        330          --          --
    Employee stock ownership plan contribution.............        199        100        100          80          75
    Foreign currency translation adjustment................        (33)       (86)      (101)        (67)        180
    Deferred income taxes..................................       (135)       (63)      (543)        (49)        223
    Deferred rent expense..................................        (49)       (13)        --          --          --
    Changes in operating assets and liabilities:
      Accounts receivable..................................       (317)      (284)      (452)       (847)     (1,412)
      Inventories..........................................       (587)      (722)       (13)        (39)       (188)
      Prepaid expenses and other current assets............        118       (185)       (77)     (1,029)       (244)
      Other assets.........................................        (58)        42       (302)       (164)         67
      Accounts payable.....................................        224        280        459         838         792
      Accrued expenses.....................................       (100)       592        204          --        (215)
      Income taxes payable.................................        220        396        (57)        409        (163)
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash provided by operating activities..........      1,225      2,538      2,924       1,757       2,167
                                                             ---------  ---------  ---------  -----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment......................       (368)      (742)    (1,642)     (1,114)     (4,883)
  Proceeds from sale of property and equipment.............         --         --         25          --          --
  Payments for intangible assets...........................       (105)      (381)      (186)       (133)       (355)
  Sale (purchase) of short term investments................         --         --     (3,777)         --         312
  Advances made on notes receivable from officers..........       (390)      (150)        --          --          --
  Principal payments received on notes receivable from
    officers...............................................         12        125        415         415          --
  Investment in related party..............................         --         --       (500)       (500)         --
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash used in investing activities..............       (851)    (1,148)    (5,665)     (1,332)     (4,926)
                                                             ---------  ---------  ---------  -----------  ---------

                                  (CONTINUED)

                    INVITROGEN CORPORATION AND SUBSIDIARIES

            FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997 AND
          FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 1997 AND 1998
                                 (IN THOUSANDS)

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                             -------------------------------  ----------------------
                                                               1995       1996       1997        1997        1998
                                                                                              (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from sale of preferred stock....................         --         --     14,766      14,766          --
  Principal payments on capital lease obligations..........       (397)      (432)      (157)        (81)        (98)
  Repurchase of common stock...............................        (25)      (174)    (7,834)     (7,906)       (150)
  Proceeds from exercise of stock options..................         --         68        160         160           5
  Principal payments on line of credit, net................       (210)       (50)      (190)       (190)         --
  Borrowings under convertible debt........................        415         --         --          --          --
  Repayment of bank overdraft..............................       (201)        --         --          --          --
                                                             ---------  ---------  ---------  -----------  ---------
        Net cash provided by (used in) financing
          activities.......................................       (418)      (588)     6,745       6,749        (243)
                                                             ---------  ---------  ---------  -----------  ---------
Effect of exchange rate changes on cash....................         --         (8)       (10)         --          31
                                                             ---------  ---------  ---------  -----------  ---------
Net increase (decrease) in cash and cash equivalents.......        (44)       794      3,994       7,174      (2,971)
Cash and cash equivalents, beginning of year...............        631        587      1,381       1,381       5,375
                                                             ---------  ---------  ---------  -----------  ---------
Cash and cash equivalents, end of year.....................  $     587  $   1,381  $   5,375   $   8,555   $   2,404
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest...................................  $     256  $      85  $      88   $      69   $      25
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
  Cash paid for income taxes...............................  $     119  $     117  $   1,266   $   1,254   $   1,240
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
NONCASH INVESTING AND FINANCING ACTIVITIES:
  Preferred dividends declared.............................  $      --  $      --  $     475   $     250   $     675
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
  Accretion of redemption value for redeemable common
    stock..................................................  $     110  $     171  $     175   $     131   $     151
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
  Series A common stock acquired in exchange for notes
    receivable from stockholders...........................  $   1,253  $      --  $      --   $      --   $      --
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------
  Redeemable subsidiary common stock issued for convertible
    debt...................................................  $   1,033  $      --  $      --   $      --   $      --
                                                             ---------  ---------  ---------  -----------  ---------
                                                             ---------  ---------  ---------  -----------  ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  BUSINESS ACTIVITY

    Invitrogen Corporation (the "Company") was incorporated in the state of California on September 29, 1989. The Company develops, manufactures and sells products designed to facilitate molecular biology research. The Company sells its products to researchers at universities, corporations, and research institutions throughout North America, the Pacific Rim and Europe. In 1997, the Company changed its state of incorporation to Delaware.

    Invitrogen B.V., a 100% controlled subsidiary of the Company, commenced operations in The Netherlands in April 1993. It sells and distributes the Company's products to the European markets.

    Invitrogen Export Company, LTD, a wholly-owned subsidiary of the Company, was incorporated in 1996 and is a foreign sales corporation.

  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Invitrogen B.V. and Invitrogen Export Company, LTD. All significant intercompany accounts and transactions have been eliminated in consolidation.

  UNAUDITED INTERIM FINANCIAL INFORMATION

    The unaudited interim statements of income and cash flows and related notes for the nine months ended September 30, 1997 have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of only normal recurring entries, necessary for the presentation of the Company's consolidated financial position and results of operations in accordance with generally accepted accounting principles. Results for the interim period are not necessarily indicative of results to be expected for the entire fiscal year.

  UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET PRESENTATION

    The unaudited pro forma consolidated balance sheet is presented to show the effects on the September 30, 1998 balance sheet of the conversion of all outstanding shares of Convertible Redeemable Preferred Stock into 2,202,942 shares of common stock and 2,202,942 shares of Series A Redeemable Preferred Stock with a redemption value of $14,200,000 which will occur upon filing of the Company's proposed initial public offering as if the conversion took place on September 30, 1998.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONCENTRATIONS OF RISKS

  REVENUES (EXCLUSIVE OF GRANTS AND ROYALTIES)

    Revenues for each of the three years ended December 31, 1997, and during the nine month periods ended September 30, 1997 and 1998, were earned from sales to customers in the following geographic regions (in thousands):

                                                  DECEMBER 31,               SEPTEMBER 30,
                                         -------------------------------  --------------------
                                           1995       1996       1997       1997       1998
North America..........................  $   9,937  $  12,496  $  15,751  $  11,861  $  14,632
Europe.................................      3,263      4,620      6,286      4,341      6,012
Pacific Rim............................        993      1,570      2,257      1,711      1,887
                                         ---------  ---------  ---------  ---------  ---------
Total revenue..........................  $  14,193  $  18,686  $  24,294  $  17,913  $  22,531
                                         ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------

    Certain countries in the Pacific Rim have recently been experiencing significant volatility in their currencies. While the Company sells principally in U.S. dollars to customers in these countries, the volatility in the countries' currencies may have an adverse impact on the Company's revenue and profit in the future. The Company did not have any material accounts receivable from customers in this region in any of the years presented.

  CUSTOMERS

    Approximately $5,800,000, $6,800,000, $8,300,000, $6,300,000, and
$7,600,000, or 41%, 36%, 34%, 35%, and 34% of the Company's revenues during the years ended December 31, 1995, 1996, 1997, and during the nine month periods ended September 30, 1997 and 1998, respectively, were derived from university and research institutions which management believes are, to some degree, directly or indirectly supported by the U.S. Government. A change in current research fundings, particularly with respect to the National Institute of Health, and may have an adverse impact on the Company's future results of operations.

  REVENUE RECOGNITION

    Revenues from product sales are recognized upon shipment to the customer. Grant revenue is recorded as earned, as defined within the specific agreements. Cost of grant revenue is included in research and development.

  CASH AND CASH EQUIVALENT AND SHORT-TERM INVESTMENTS

    The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents at December 31, 1996 and 1997 and September 30, 1998 consist primarily of commercial paper. All other investments are classified as held to maturity short-term investments and consist of commercial paper and mature through February 1, 1999. Short term investments are carried at cost and approximate market value.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  INVENTORIES

    Inventories are stated at lower of cost (first-in, first-out method) or market.

  PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (3 to 39 years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Maintenance and repairs are charged to operations as incurred. When assets are sold, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations.

  INTANGIBLE ASSETS

    Intangible assets, representing patents and license agreements, are recorded at cost and amortized on a straight-line basis over estimated useful lives of 5 to 17 years. Costs related to these intangible assets are written off to expense at the time such costs are deemed to have no continuing value.

  LONG-LIVED ASSETS

    The Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets". The statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of its long-lived assets. The criteria used for these evaluations include management's estimate of the asset's continuing ability to generate income from operations and positive cash flow in future periods as well as the strategic significance of any intangible asset in the Company's business objectives.

  RESEARCH AND DEVELOPMENT COSTS

    All research and development costs are charged to operations as incurred.

  INCOME TAXES

    The Company uses the liability method of accounting for income taxes in accordance with Statement of Financial Statement Accounting Standards No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES FOREIGN CURRENCY TRANSLATION

    The functional currency for Invitrogen B.V. is the Netherlands Guilder
(NLG), the applicable foreign currency. The translation from the applicable foreign currency to the U.S. dollar is translated for balance sheet accounts using the current exchange rate in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. The effects of translation are recorded as a separate component of stockholders' equity. Exchange gains and losses arising from transactions denominated in foreign currencies are recorded using the actual exchange differences on the date of the transaction.

  FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of all financial instruments such as foreign cash accounts, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair value because of the short maturity of these items. The Company believes the carrying amounts of the Company's notes receivable from officers, line of credit and obligations under capital leases approximate fair value because the interest rates on these instruments are subject to change with, or approximate, market interest rates.

  COMPUTATION OF EARNINGS PER SHARE

    The Company has adopted the provisions of Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings Per Share." SFAS No. 128 requires companies to compute basic and diluted per share data for all periods for which an income statement is presented. Basic earnings per share was computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the potential dilution that could occur if the income were divided by the weighted-average number of common shares and potential common shares from outstanding stock options. Potential common shares were calculated using the treasury stock method and represent incremental shares issuable upon exercise of the Company's outstanding options. Diluted earnings per share does not consider the impact of the conversion of outstanding redeemable convertible preferred stock as its inclusion would be anti-dilutive for all periods presented.

  UNAUDITED PROFORMA EARNINGS PER SHARE

    Effective with the filing of the initial public offering, all outstanding shares of convertible redeemable preferred stock will convert into 2,202,942 shares of common stock. These shares were not considered in the calculation of basic and dilluted earnings per share, as their impact would be anti-dillutive. However, had they been converted as of their initial issuance, basic and diluted earnings per share for the year ended December 31, 1997 and for the nine month periods ended September 30, 1997 and 1998 would have been $0.28, $0.23, $0.21, $0.18, $0.23 and $0.20, respectively.

  COMPREHENSIVE INCOME

    The Company has implemented Statement of Financial Accounting Standards No. 130 "Comprehensive Income". This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES is displayed with the same prominence as other financial statements. Accordingly, in addition to reporting net income under the current rules, the Company is required to display the impact of any fluctuations in its foreign currency translation adjustments as a component of comprehensive income and to display an amount representing total comprehensive income for each period presented. In interim financial results, this information is allowed to be presented in the notes to the financial statements. For the nine month period ended September 30, 1997, other comprehensive income was $98,000, and total comprehensive income was $1,897,000.

  USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). This statement provides guidance on accounting for the costs of computer software developed or obtained for internal use and identifies characteristics of internal use software as well as assists in determining when computer software is for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998, with earlier application permitted. The Company has not determined the impact of the adoption of SOP 98-1 as this is highly dependent upon the nature, timing and extent of future internal use software development.

    In March 1998, the Accounting Standards Executive Committee issued AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." This Statement of Position provides guidance on the financial reporting of start-up costs and organization costs. It requires that the cost of start-up activities and organization costs be expensed as incurred. The SOP is effective for financial statements for fiscal years beginning after December 15, 1998. The company does not expect adoption of this SOP to have a material impact on its financial statements.

    The Company will be required to adopt Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." Statement 131 superseded SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise" and is effective for years beginning after December 31, 1997. Statement 131 establishes standards for the way that public business enterprises report selected information about operating segments in financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 will not affect the Company's results of operations or financial position, but may affect the disclosure of the segment information that will be disclosed in the Company's annual financial statements for the year ended December 31, 1998.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement changes the previous accounting definition of derivative--which focused on

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

1. BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES freestanding contracts such as options and forwards (including futures and swaps)--expanding it to include embedded derivatives and many commodity contracts. Under the Statement, every derivative is recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. Earlier application is allowed as of the beginning of any quarter beginning after issuance. The Company does not anticipate that the adoption of SFAS 133 will have a material impact on its financial position or results of operations.

2. RELATED PARTY TRANSACTIONS

  AIRCRAFT

    The Company has $150,000 on deposit, included in other assets, for an airplane owned by a company controlled by an officer of the Company. The Company has a lease agreement for the use of the airplane for $7,200 per month through January 15, 2000. The lease agreement was terminated and the advance was paid off subsequent to the date of the balance sheet.

  INVESTMENT IN MORPHAGEN, INC.

    In February 1997, the Company entered into an agreement with MorphaGen, Inc., a start-up company, for an initial investment of $500,000 in exchange for 109,850 shares of Series A Preferred Stock of MorphaGen, Inc. The president of MorphaGen, Inc. is the spouse of a member of the board of directors of the Company. Subsequent to September 30, 1998 the Company acquired all of the outstanding common stock of MorphaGen, Inc. which the Company did not already own for 63,000 options to purchase company stock at $8.50 per share. Neither the assets of MorphaGen, Inc. nor the results of operations are material to the Company.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

3. INVENTORIES

    Inventories include material, labor and overhead costs and consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------  SEPTEMBER 30,
                                                               1996       1997         1998
Raw materials and components...............................  $     406  $     291    $     396
Work in process............................................        605        503          613
Finished goods.............................................        890      1,120        1,435
                                                             ---------  ---------       ------
                                                             $   1,901  $   1,914    $   2,444
                                                             ---------  ---------       ------
                                                             ---------  ---------       ------

4. PROPERTY AND EQUIPMENT

    Property and equipment consist of the following:

                                                               DECEMBER 31,
                                                           --------------------  SEPTEMBER 30,
                                                             1996       1997         1998
Land.....................................................  $      --  $      --    $     215
Building.................................................         --         --        2,187
Machinery and equipment..................................      3,990      4,823        7,368
Leasehold improvements...................................        206        223          253
Construction in process..................................        247        221          128
                                                           ---------  ---------  -------------
                                                               4,443      5,267       10,151
Accumulated depreciation and amortization................     (2,854)    (2,808)      (3,440)
                                                           ---------  ---------  -------------
                                                           $   1,589  $   2,459    $   6,711
                                                           ---------  ---------  -------------
                                                           ---------  ---------  -------------

5. INTANGIBLE ASSETS

    Intangible assets consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------  SEPTEMBER 30,
                                                               1996       1997         1998
Licensing agreements (see Note 7)..........................  $     404  $     574    $     834
Patents and trademarks.....................................        257        362          457
Non-compete agreement......................................         10         10           --
                                                             ---------  ---------       ------
                                                                   671        946        1,291
Accumulated amortization...................................        (87)      (176)        (248)
                                                             ---------  ---------       ------
                                                             $     584  $     770    $   1,043
                                                             ---------  ---------       ------
                                                             ---------  ---------       ------

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

6. ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                 DECEMBER 31,
                                                             --------------------  SEPTEMBER 30,
                                                               1996       1997         1998
Accrued purchases..........................................  $     282  $     240    $     453
Accrued payroll related....................................        662        741          503
Accrued other..............................................        186        353          163
                                                             ---------  ---------       ------
                                                             $   1,130  $   1,334    $   1,119
                                                             ---------  ---------       ------
                                                             ---------  ---------       ------

7. LICENSING AGREEMENTS

    The Company manufactures and sells certain products under several licensing agreements. The agreements require royalty payments based upon various percentages of sales or profits from the products. Terms of the agreements range from five to ten years and initial costs are amortized over their lives using the straight-line method. Total royalties paid under the agreements were approximately $242,000, $444,000, $815,000, and $730,000 for the years ended
December 31, 1995, 1996 and 1997 and the nine month period ended September 30, 1998, respectively.

    Certain of the licensing agreements require guaranteed minimum annual royalty payments, to maintain exclusively. Future minimum guaranteed royalties at September 30, 1998 are as follows:

YEAR ENDING DECEMBER 31,
-------------------------------------------------------------------------------------
October 1, through December 31, 1998.................................................  $     137
1999.................................................................................        862
2000.................................................................................      1,159
2001.................................................................................      1,486
2002.................................................................................      1,391
2003.................................................................................      1,520
                                                                                       ---------
                                                                                       $   6,555
                                                                                       ---------
                                                                                       ---------

8. LINE OF CREDIT

    As of September 30, 1998, the Company amended the line of credit to increase the maximum available commitment to $10,000,000, which bears interest at the bank's Libor rate (5.375% at September 30, 1998) plus 2% or the bank's prime rate. The line of credit expires on September 30, 1999. The line of credit agreement contains various normal and customary financial covenants, which the Company was in compliance with for all periods presented.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

9. INCOME TAXES

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                     DECEMBER 31,
                                                                 --------------------   SEPTEMBER 30,
                                                                   1996       1997          1998
Deferred tax assets:
  Various accruals.............................................  $     197  $     617     $     576
  Net operating loss carryforwards.............................         84         33            --
  State taxes..................................................         --        115            55
                                                                 ---------  ---------         -----
  Total deferred tax assets....................................        281        765           631

Deferred tax liabilities:
  Depreciation and amortization................................        (83)       (25)         (114)
                                                                 ---------  ---------         -----
Net deferred tax assets........................................  $     198  $     740     $     517
                                                                 ---------  ---------         -----
                                                                 ---------  ---------         -----

    Income before income taxes includes the following components:

                                                            DECEMBER 31,
                                                   -------------------------------  SEPTEMBER 30,
                                                     1995       1996       1997         1998
United States....................................  $   1,316  $   1,212  $   3,152    $   2,875
Foreign..........................................         46      1,471        954          703
                                                   ---------  ---------  ---------       ------
                                                   $   1,362  $   2,683  $   4,106    $   3,578
                                                   ---------  ---------  ---------       ------
                                                   ---------  ---------  ---------       ------

    The provision for income taxes consists of the following:

                                                             DECEMBER 31,
                                                    -------------------------------  SEPTEMBER 30,
                                                      1995       1996       1997         1998
Current:
  Federal.........................................  $     350  $     510  $   1,343    $     578
  State...........................................         (9)        30        339          146
  Foreign.........................................         --        462        334          293
                                                    ---------  ---------  ---------       ------
Total current provision...........................        341      1,002      2,016        1,017

Deferred:
  Federal.........................................       (139)       (27)      (393)         230
  State...........................................          4        (36)      (150)          40
  Foreign.........................................         --         --         --          (47)
                                                    ---------  ---------  ---------       ------
Total deferred provision..........................       (135)       (63)      (543)         223
                                                    ---------  ---------  ---------       ------
Total provision...................................  $     206  $     939  $   1,473    $   1,240
                                                    ---------  ---------  ---------       ------
                                                    ---------  ---------  ---------       ------

    The difference between the provision for income taxes and the amounts that would be obtained by applying the Federal statutory rate to income before income taxes relates primarily to the utilization of certain tax credit and net operating loss carryforwards.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

9. INCOME TAXES
    The provision for income taxes differs from the amount computed by applying the federal statutory rate to the Company's income before provision for income taxes as follows:

                                  DECEMBER 31,
                                -----------------  SEPTEMBER 30,
                                1995   1996  1997      1998
Federal tax provision at
  statutory rate..............   34.0% 34.0% 34.0%     34.0%
State tax, net of federal
  benefit.....................    6.0%  4.0%  6.0%      6.0%
Foreign Sales Corporation
  Benefit.....................     --    --  (1.0)%     (1.7)%
Research and development and
  other credits...............     --    --  (5.0)%     (5.6)%
Other.........................     --  (3.0)%  1.9%      1.9%
Decrease in valuation
  allowance...................  (24.9)%   --   --        --
                                -----  ----  ----       ---
Provision for income taxes....   15.1% 35.0% 35.9%     34.6%
                                -----  ----  ----       ---
                                -----  ----  ----       ---

10. COMMITMENTS AND CONTINGENCIES

  LEASES

    The Company leases certain equipment under capital leases which are personally guaranteed by the Company's principal stockholders are due in aggregate monthly installments of $32,000 and mature at various dates through November 2001. Property and equipment at December 31, 1996 and 1997, and September 30, 1998, include approximately $1,603,000, $595,000 and $497,000, respectively, of equipment under capital leases which have been capitalized. Accumulated depreciation for such equipment was approximately $1,437,000, $347,000 and $99,000 at December 31, 1996 and 1997, and September 30, 1998,
respectively.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES

    Future minimum lease commitments at September 30, 1998 are as follows:

                                                    OPERATING   CAPITAL
YEAR ENDING DECEMBER 31,                             LEASES      LEASES
--------------------------------------------------
October, 1, through December 31, 1998.............   $  111       $ 35
1999..............................................      463         65
2000..............................................      482         48
2001..............................................      501         44
2002..............................................      521         --
2003..............................................      582         --
Thereafter........................................    1,759         --
                                                    ---------   --------
Total minimum lease payments......................   $4,419        192
                                                    ---------
                                                    ---------
Less amount representing interest.................                  25
                                                                --------
                                                                  $167
                                                                --------
                                                                --------

    The Company leases its office and manufacturing facility in Carlsbad, California under an operating lease which expires February 2007. Rent expense under all operating leases was approximately $258,000, $318,000, $480,000 and $341,000 and $433,000 for the years ended December 31, 1995, 1996 and 1997 and the nine months ended September 30, 1997 and 1998, respectively.

  LITIGATION

    The Company and its subsidiaries are subject to claims and from time to time are named as defendants in legal proceedings. In the opinion of management, the amount of ultimate liability, if any, with respect to those actions will not materially affect the financial position or results of operations of the Company.

11. REDEEMABLE SUBSIDIARY COMMON STOCK

    Effective February 26, 1993, Invitrogen B.V. entered into a money loan agreement with N.V. Noordelijke Ontwikkelingsmaatschappij, Investment and Development Company for the Northern Netherlands ("NOM"). As of December 31, 1994, the Company had borrowed $618,000 under the agreement which had provisions by which NOM could convert its loan balance to Invitrogen B.V. common stock. On April 7, 1995, the Company, Invitrogen B.V. and NOM entered into a Shareholders' Agreement. As a result, Invitrogen B.V. issued 18,000 shares of non-voting subsidiary common stock to NOM in exchange for a NLG 600,000 cash payment by NOM and retirement of a NLG 1,200,000 loan from NOM. NOM may require the Company and/or its subsidiary to redeem these shares in the amount of NLG 3,150,000 (redemption amount) if certain events occur. The Company and/or its subsidiary are required to redeem all the shares on April 7, 1999 for the redemption amount of NLG 3,150,000 (USD $1,672,000 at September 30, 1998). At any time, the Company and/or its subsidiary may redeem all of the subsidiary shares issued to NOM for the redemption price.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES
    The excess of the redemption value over the carrying value is being accredited by periodic charges to retained earnings over the life of the issue (through April 7, 1999) using the effective interest rate method.

12. PREFERRED STOCK

    The Company has authorized 6,405,884 shares of preferred stock, designated as follows:

                                                                                     SHARES
Series A convertible redeemable preferred stock..................................   2,202,942
Redeemable preferred stock.......................................................   2,202,942
Undesignated preferred stock.....................................................   2,000,000
                                                                                   ----------
Total preferred shares...........................................................   6,405,884
                                                                                   ----------
                                                                                   ----------

    On June 20, 1997, the Company entered into a stock purchase agreement with a group of three investors (Investors). The Company sold 2,202,942 shares of Series A Convertible Redeemable Preferred Stock ("Convertible Preferred Stock") at $6.8091 per share to the Investors in exchange for $14,766,000, net of issuance costs. Additionally, the Company repurchased and retired 1,101,471 shares of the Company's common stock at $6.8091 per share from certain stockholders of the Company in exchange for $7.5 million. The Convertible Preferred Stock accrues dividends at a rate of 6% per annum and has a liquidation preference of $6.8091 per share plus accrued and unpaid dividends. Additionally, the Convertible Preferred Stock entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as one separate class. The Convertible Preferred Stock is automatically converted into shares of common stock and redeemable preferred stock ("Redeemable Preferred Stock") as of the filing of an initial public offering or a qualified extraordinary item (including a sale, merger or purchase of substantially all of the assets of the Company).

    The Redeemable Preferred Stock accrues dividends at 3% per annum and entitles the holder thereof to one vote per outstanding share in the election of one director of the Company, voting together as a separate class. Upon liquidation, the Redeemable Preferred Stock is entitled to be paid out of the assets of the Company at the redeemable base liquidation amount (original issue price plus accrued dividends) per share (determined at the measurement date). There are no shares of Redeemable Preferred Stock outstanding at December 31, 1997.

13. COMMON STOCK

  STOCK SPLIT

    On June 20, 1997, the Company approved a recapitalization which authorized 20,000,000 shares of common stock and a stock split that converted each share of Class A and Class B stock into seven shares of common stock of the Company. All prior period share amounts have been restated to reflect the stock split.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

13. COMMON STOCK
  SERIES A

    All outstanding shares of Series A common stock have been issued to founders, directors, employees or consultants of the Company pursuant to agreements which entitles the Company to repurchase the shares at the current market value in the event of termination of employment.

  SERIES B

    All outstanding shares of Series B common stock have been issued to the president and majority stockholder of the Company. The Series B common stock has the same rights, preferences, privileges and restrictions of Series A common stock except the Series B shares may not vote in the election of directors of the Company. In 1997, the Company converted all the outstanding Series B common stock to Series A common stock on a one to one basis.

14. EARNINGS PER SHARE

    Earnings per share is calculated as follows:

                                                               NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1998
                                                    ---------------------------------------
                                                      INCOME         SHARES       PER SHARE
                                                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
Net income........................................    $2,338        7,426,377       $
Less: Preferred stock dividends...................      (675)              --
  Accretion of redeemable subsidiary common
    stock.........................................      (151)              --
                                                    -----------   -------------   ---------
Basic EPS:
Income available to common stockholders...........     1,512        7,426,377       $0.20
                                                                                  ---------
                                                                                  ---------
Stock options.....................................        --        1,403,293
                                                    -----------   -------------
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.............................    $1,512        8,829,670       $0.17
                                                    -----------   -------------   ---------
                                                    -----------   -------------   ---------

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

14. EARNINGS PER SHARE

                                                               NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1997
                                                    ---------------------------------------
                                                      INCOME         SHARES       PER SHARE
                                                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
Net income........................................    $1,995        7,974,097       $
Less: Preferred stock dividends...................      (250)              --
  Accretion of redeemable subsidiary common
    stock.........................................      (132)              --
                                                    -----------   -------------   ---------
Basic EPS:                                             1,613        7,974,097
Income available to common stockholders...........                                  $0.20
                                                                                  ---------
                                                                                  ---------
Stock options.....................................        --        1,841,295
                                                    -----------   -------------
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.............................    $1,613        9,815,392       $0.16
                                                    -----------   -------------   ---------
                                                    -----------   -------------   ---------

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1997
                                                    ---------------------------------------
                                                      INCOME         SHARES       PER SHARE
                                                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
Net income........................................    $2,633        7,837,248       $
Less: Preferred stock dividends...................      (475)              --
  Accretion of redeemable subsidiary common
    stock.........................................      (175)              --
                                                    -----------   -------------   ---------
Basic EPS:
Income available to common stockholders...........     1,983        7,837,248       $0.25
                                                                                  ---------
                                                                                  ---------
Stock options.....................................        --        1,672,209
                                                    -----------   -------------
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.............................    $1,983        9,509,457       $0.21
                                                    -----------   -------------   ---------
                                                    -----------   -------------   ---------

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

14. EARNINGS PER SHARE

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1996
                                                    ---------------------------------------
                                                      INCOME         SHARES       PER SHARE
                                                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
Net income........................................    $1,744        8,356,270       $
Less: Accretion of redeemable subsidiary common
  stock...........................................      (171)              --
                                                    -----------   -------------   ---------
Basic EPS:
Income available to common stockholders...........     1,573        8,356,270       $0.19
                                                    -----------   -------------   ---------
Stock options.....................................        --        1,723,485
                                                    -----------   -------------
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.............................    $1,573       10,079,755       $0.16
                                                    -----------   -------------   ---------
                                                    -----------   -------------   ---------

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1995
                                                    ---------------------------------------
                                                      INCOME         SHARES       PER SHARE
                                                    (NUMERATOR)   (DENOMINATOR)    AMOUNT
Net income........................................    $1,156        9,602,173       $
Less: Accretion of redeemable subsidiary common
  stock...........................................      (171)              --
                                                    -----------   -------------   ---------
Basic EPS:
Income available to common stockholders...........       985        9,602,173       $0.10
                                                    -----------   -------------   ---------
                                                                                  ---------
Stock options.....................................        --               --
                                                    -----------   -------------
Diluted EPS:
Income available to common stockholders plus
  assumed conversions.............................    $  985        9,602,173       $0.10
                                                    -----------   -------------   ---------
                                                    -----------   -------------   ---------

15. EMPLOYEE BENEFIT PLANS

  EMPLOYEE STOCK OWNERSHIP PLAN

    The Company has an Employee Stock Ownership Plan ("ESOP") covering all employees who have completed one year of continuous service or have completed 1,000 hours of service in a twelve-month period prior to entry date. Contributions to the ESOP are made at the discretion of the Board of Directors. Contributions of approximately $199,000, $100,000, $100,000, $80,000 and $75,000
were designated for the ESOP for the years ended December 31, 1995, 1996 and 1997 and for the nine month periods ended September 30, 1997 and 1998, respectively.

  SECTION 401(k) PROFIT SHARING PLAN

    The Company has a profit sharing plan which allows each eligible employee to voluntarily make pre-tax deferred salary contributions. The Company may make matching contributions in amounts as determined by the board of directors. The Company made matching contributions of approximately

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

15. EMPLOYEE BENEFIT PLANS
$94,000, $111,000, $134,000, $109,000 and $167,000, for the years ended December
31, 1995, 1996 and 1997 and for the nine month periods ended September 30, 1997 and 1998, respectively.

16. STOCK OPTION PLANS

    The Company has two stock option plans, the 1997 Invitrogen Corporation Stock Option Plan and the 1995 Invitrogen Corporation Stock Option Plan. Under both plans, incentive and nonqualified stock options are granted to eligible employees to purchase shares of the Company's common stock at an exercise price equal to no less than the estimated fair market value of such stock as determined by the Board of Directors on the date of grant.

    The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the fixed stock option or stock purchase plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:

                                                            DECEMBER 31,            SEPTEMBER 30,
                                                   -------------------------------  -------------
                                                     1995       1996       1997         1998
Net income:
  As reported....................................  $   1,156  $   1,744  $   2,633    $   2,338
  Pro forma......................................        839      1,664      2,475        1,898

EPS:
  As reported....................................  $    0.10  $    0.19  $    0.25    $    0.20
  Pro forma......................................       0.18       0.18       0.23         0.14

DEPS:
  As reported....................................  $    0.10  $    0.16  $    0.21    $    0.17
  Pro forma......................................       0.18       0.15       0.19         0.12

    The Company may grant up to 3,570,037 options, of which 2,425,152 have been granted at September 30, 1998, under these two Plans. Options vest immediately or over a period of time ranging up to five years, are exercisable in whole or in installments, and expire ten years from date of grant.

                    INVITROGEN CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 (INFORMATION FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 1997 IS UNAUDITED)

16. STOCK OPTION PLANS
    A summary of the status of the Company's stock option plans at December 31, 1996, December 31, 1997 and September 30, 1998 and changes during the periods then ended is presented in the tables below:

                                                                               DECEMBER 31,
                                                    -------------------------------------------------------------------
                                                            1995                   1996                   1997
                                                               WTD. AVG.              WTD. AVG.               WTD. AVG.
                                                     SHARES    EX PRICE     SHARES    EX PRICE      SHARES    EX PRICE
Outstanding, beginning of year....................         --       --     2,956,107    $0.85      3,467,107    $0.91
Granted...........................................  2,956,107    $0.84       581,000    $1.21        222,000    $3.80
Exercised.........................................         --       --       (70,000)   $0.98       (178,955)   $0.90
Forfeited/expired.................................         --       --            --       --     (1,540,000)   $0.84
                                                    ---------  ---------   ---------  ---------   ----------  ---------
Outstanding, end of year..........................  2,956,107    $0.84     3,467,107    $0.91      1,970,152    $1.30

Exercisable, end of year..........................    884,277    $0.84     1,331,686    $0.89      1,297,152    $1.09
Weighted average fair value of options granted....               $0.23                  $0.35                   $0.96

                                                       SEPTEMBER 30,
                                                    --------------------
                                                            1998
                                                               WTD. AVG.
                                                     SHARES    EX PRICE
Outstanding, beginning of year....................  1,970,152    $1.30
Granted...........................................    637,500    $5.75
Exercised.........................................     (5,800)   $0.84
Forfeited/expired.................................     (6,200)   $0.84
                                                    ---------  ---------
Outstanding, end of year..........................  2,595,652    $2.42
Exercisable, end of year..........................  1,518,886    $1.37
Weighted average fair value of options granted....               $1.59

At September 30, 1998:

                                           WTD. AVG.
                                           REMAINING
  OPTIONS       OPTIONS      EXERCISE     CONTRACTUAL
OUTSTANDING   EXERCISABLE      PRICE     LIFE IN YEARS
 1,101,152        882,752         $0.84       7.1
   406,000        406,000   $0.85-$1.70       7.1
   231,000         88,200   $1.70-$2.55       7.5
   220,000         63,000   $3.40-$4.25       9.0
   466,000         65,833   $5.10-$5.95       9.7
   171,500         13,101   $6.00-$6.85       9.7
                                               --
-----------   -----------   -----------
 2,595,652      1,518,886         $2.40       7.8
                                               --
                                               --
-----------   -----------   -----------
-----------   -----------   -----------

    The fair value of each option grant is estimated on the date of grant using the present value pricing method as described in SFAS No. 123. The underlying assumptions used to estimate the fair values for the 1996, 1997 and 1998 grants are weighted average risk-free interest rates of 6.02%, 5.81% and 5.40%, respectively, with an expected life of 5 and 9.2 years in 1996, 1997 and 1998, respectively. No dividend yield or stock price volatility was used in these calculations.

                           TRADEMARKS AND TRADENAMES

    Discovery Line-TM-, Gene Pool-TM-, Hybrid Hunter-TM-, Micro-FastTrack-TM-, Northern Territory-TM- and Zero Background-TM- are trademarks of the Company. The Invitrogen logo, MaxBac-Registered Trademark- and TA
Cloning-Registered Trademark- are Company trademarks which have been registered with the United States Patent and Trademark Office. FastTrack-TM-, GeneStorm-TM-, Invitrogenomics-TM-, One Shot-TM-, TOPO-TM- and Zero Blunt-TM-are trademarks of the Company for which registration applications have been filed with the United States Patent and Trademark Office. Morphatides-TM- is a trademark of MorphaGen-TM-, Inc., a wholly owned subsidiary of the Company. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        , 1999

                          [LOGO]-Registered Trademark-

                        3,450,000 SHARES OF COMMON STOCK

                               -----------------

                                   PROSPECTUS

                               -----------------

                          DONALDSON, LUFKIN & JENRETTE
                     NATIONSBANC MONTGOMERY SECURITIES LLC
                            WARBURG DILLON READ LLC

          ------------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE YOU WRITTEN INFORMATION OTHER THAN THIS PROSPECTUS OR TO MAKE REPRESENTATIONS AS TO MATTERS NOT STATED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER AFTER THE DATE OF THIS PROSPECTUS SHALL CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN OR THE AFFAIRS OF THE COMPANY HAVE NOT CHANGED SINCE THE DATE HEREOF.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

UNTIL         , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
THAT EFFECT TRANSACTIONS IN THESE SHARES OF COMMON STOCK MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All amounts shown are estimates except for the registration fee, the NASD filing fee and the Nasdaq National Market fee.

Registration fee..................................................  $  14,387
NASD filing fee...................................................      5,675
Nasdaq National Market fee........................................     84,875
Blue sky qualification fees and expenses..........................      5,000
Printing and engraving expenses...................................    125,000
Legal fees and expenses...........................................    250,000
Accounting fees and expenses......................................    150,000
Transfer agent and registrar fees.................................     20,000
Miscellaneous.....................................................     95,063
                                                                    ---------
    Total.........................................................  $ 750,000
                                                                    ---------
                                                                    ---------

ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Section 145 of the DGCL permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The Registrant's Certificate and Bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by the DGCL, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant has entered into separate indemnification agreements with its directors and executive officers which require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from acts or omissions not in good faith or willful misconduct).

    These indemnification provisions and the indemnification agreements entered into between the Registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the Registrant's executive officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

    Since November 30, 1995, the Registrant has sold and issued the following unregistered securities:

    (a) Issuances of Shares of Common Stock.

    In August 1996, the Registrant issued an aggregate of 15,936 shares (111,552 after the seven-for-one split discussed below) to the Registrant's ESOP as a contribution. In May 1997, the Registrant issued an aggregate of 22,589 shares to the Registrant's ESOP as a contribution. In July 1998, the Registrant issued 12,920 shares to the Registrant's ESOP as a contribution.

    In June 1997, the Registrant reincorporated in Delaware and each outstanding share of Common Stock of its California predecessor was converted into seven shares of Common Stock of the Registrant.

    (b) Issuances of Shares of Preferred Stock.

    On June 20, 1997, the Registrant issued a total of 2,202,942 shares of Convertible Preferred Stock to three venture capital funds, each of which was an accredited investor, for an aggregate offering price of $15 million.

    (c) Option Issuances to, and Exercises by, Employees and Directors.

    From December 31, 1995 to November 30, 1998, the Registrant issued options to approximately 65 employees to purchase a total of 1,686,500 shares of Common Stock at a weighted average exercise price of $7.02 per share. No consideration was paid to the Registrant by any recipient of any of the foregoing options for the grant of any such options. From December 31, 1995 through November 30, 1998, 6 employees had exercised options for an aggregate of 254,755 shares of Common Stock. Certain of these shares were subsequently repurchased by the Company.

    There were no underwriters employed in connection with any of the transactions set forth in Item 15.

    The issuances described in Items 15(a) and 15(b) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. In addition, the issuances described in Item 15(c) were deemed exempt from registration under the Securities Act in reliance on Rule 701 promulgated thereunder as transactions pursuant to compensatory benefit plans and contracts relating to compensation. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about the Registrant or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
  1.1  Form of Underwriting Agreement
  3.1  Restated Certificate of Incorporation of the Company, as amended
  3.2* Amended and Restated Certificate of Incorporation of the Company, to be in
         effect following the Closing
  3.3  By-laws, as amended
  4.1* Specimen Common Stock Certificate
  5.1* Opinion of Gray Cary Ware & Freidenrich LLP
 10.1  Form of Indemnification Agreement for directors and executive officers
 10.2  1995 Stock Option Plan and form of Agreement thereunder
 10.3  1997 Stock Option Plan, as amended, and forms of Incentive Stock Option
         Agreement and Nonstatutory Stock Option Agreement thereunder
 10.4  1998 Employee Stock Purchase Plan and form of subscription agreement thereunder
 10.5  Patent License Agreement, effective as of July 1, 1998, among F.
         Hoffmann-La Roche Ltd, Roche Molecular Systems, Inc. and Invitrogen
         Corporation
 10.6+ License Agreement, dated May 10, 1990, between Molecular Chimerics
         Corporation and Invitrogen Corporation
 10.7+ Purchase Agreement, effective July 1, 1994, between Cayla and Invitrogen, as amended
 10.8+ License Agreement, dated January 22, 1997, between Sloan-Kettering
         Institute for Cancer Research and Invitrogen

EXHIBIT
NUMBER                          DESCRIPTION OF DOCUMENT
 10.9  Lease, dated November 1, 1995, between CRC and Invitrogen
 10.10 Series A Preferred Stock Purchase Agreement dated June 20, 1997
 10.11+ Stock Purchase Agreement dated November 3, 1998, between MorphaGen, Inc.,
         Heidi Short and Invitrogen Corporation
 21.1  List of Subsidiaries
 23.1  Consent of Independent Public Accountants
 23.2  Consent of Counsel (included in Exhibit 5.1)
 24.1  Power of Attorney (see page II-4)
 27.1  Financial Data Schedule

------------------------

*   To be filed by amendment.

+ The Registrant has applied for confidential treatment with respect to certain portions of these documents.

    (b) Financial Statement Schedules.

    No schedules have been filed because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, employee or agent of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, employee or agent in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, County of San Diego, State of California, on the 9th day of December, 1998.

                                INVITROGEN CORPORATION

                                By:              /s/ JAMES R. GLYNN
                                     -----------------------------------------
                                                   James R. Glynn
                                               Senior Vice President,
                                        Chief Financial Officer and Director

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Lyle C. Turner, James Glynn, Warner Broaddus, or any of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act in connection with or related to the offering contemplated by this Registration Statement as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURE                       TITLE                     DATE

                                President, Chief Executive      December 9, 1998
      /s/ LYLE C. TURNER          Officer and Chairman of
------------------------------    the Board
        Lyle C. Turner            (PRINCIPAL EXECUTIVE
                                  OFFICER)

   /s/ THEODORE J. DEFRANK
------------------------------  Chief Operations Officer        December 9, 1998
     Theodore J. DeFrank

   /s/ JOSEPH M. FERNANDEZ      Senior Vice President of        December 9, 1998
------------------------------    Business Development,
     Joseph M. Fernandez          Secretary and Director

                                Senior Vice President,          December 9, 1998
      /s/ JAMES R. GLYNN          Chief Financial Officer
------------------------------    and Director
        James R. Glynn            (PRINCIPAL FINANCIAL AND
                                  ACCOUNTING OFFICER)

   /s/ BRADLEY G. LORIMIER
------------------------------  Director                        December 9, 1998
     Bradley G. Lorimier

          SIGNATURE                       TITLE                     DATE

     /s/ DONALD W. GRIMM
------------------------------  Director                        December 9, 1998
       Donald W. Grimm

     /s/ KURT R. JAGGERS
------------------------------  Director                        December 9, 1998
       Kurt R. Jaggers

       /s/ JAY M. SHORT
------------------------------  Director                        December 9, 1998
         Jay M. Short

     /s/ LEWIS J. SHUSTER
------------------------------  Director                        December 9, 1998
       Lewis J. Shuster

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                            DESCRIPTION OF DOCUMENT

   1.1     Form of Underwriting Agreement

   3.1     Restated Certificate of Incorporation of the Company, as amended

   3.2*    Amended and Restated Certificate of Incorporation of the Company, to be in effect following the Closing

   3.3     By-laws, as amended

   4.1*    Specimen Common Stock Certificate

   5.1*    Opinion of Gray Cary Ware & Freidenrich LLP

  10.1     Form of Indemnification Agreement for directors and executive officers

  10.2     1995 Stock Option Plan and form of Agreement thereunder

  10.3     1997 Stock Option Plan, as amended, and forms of Incentive Stock Option Agreement and Nonstatutory Stock
           Option Agreement thereunder

  10.4     1998 Employee Stock Purchase Plan and form of subscription agreement thereunder

  10.5     Patent License Agreement, effective as of July 1, 1998, among F. Hoffmann-La Roche Ltd, Roche Molecular
           Systems, Inc. and Invitrogen Corporation

  10.6+    License Agreement, dated May 10, 1990, between Molecular Chimerics Corporation and Invitrogen
           Corporation

  10.7+    Purchase Agreement, effective July 1, 1994, between Cayla and Invitrogen, as amended

  10.8+    License Agreement, dated January 22, 1997, between Sloan-Kettering Institute for Cancer Research and
           Invitrogen

  10.9     Lease, dated November 1, 1995, as amended, between CRC and Invitrogen

  10.10    Series A Preferred Stock Purchase Agreement dated June 20, 1997

  10.11+   Stock Purchase Agreement dated November 3, 1998, between MorphaGen, Inc., Heidi Short and Invitrogen
           Corporation

  21.1     List of Subsidiaries

  23.1     Consent of Independent Public Accountants

  23.2     Consent of Counsel (included in Exhibit 5.1)

  24.1     Power of Attorney (see page II-4)

  27.1     Financial Data Schedule

------------------------

*   To be filed by amendment.

+ The Registrant has applied for confidential treatment with respect to certain portions of these documents.